As filed with the Securities and Exchange Commission on March 26, 1998
                          Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                           THISTLE GROUP HOLDINGS, CO.
                           ---------------------------
               (Exact name of registrant as specified in charter)

  Pennsylvania                                6035              Applied For
  ------------                                ----              -----------
(State or other jurisdiction            (Primary SIC No.)    (I.R.S. Employer
of incorporation or                                          Identification No.)
organization)
               6060 Ridge Avenue, Philadelphia, Pennsylvania 19128
                                 (215) 483-2800
                     -------------------------------------
    (Address, including zip code, and telephone number, including area code, of principal executive offices)

                             Mr. John F. McGill, Jr.
                      President and Chief Executive Officer
                           Thistle Group Holdings, Co.
               6060 Ridge Avenue, Philadelphia, Pennsylvania 19128
                                 (215) 483-2800
                     -------------------------------------
            (Name, address and telephone number of agent for service)

                  Please send copies of all communications to:
                             Samuel J. Malizia, Esq.
                            Gregory A. Gehlmann, Esq.
                                Ruel B. Pile, Esq.
                      MALIZIA, SPIDI, SLOANE & FISCH, P.C.
           1301 K Street, N.W., Suite 700 East, Washington, D.C. 20005

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                SALE TO THE PUBLIC: As soon as practicable after
                 this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------
     Title of Each          Amount     Proposed Maximum    Proposed Maximum         Amount of
  Class of Securities       to be       Offering Price    Aggregate Offering    Registration Fee
   To Be Registered       Registered       Per Share             Price
--------------------------------------------------------------------------------------------------
Common Stock, $0.10 par   11,902,500        $10.00           $119,025,000        35,112.38
--------------------------------------------------------------------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS              THISTLE GROUP HOLDINGS, CO.
     (Proposed Holding Company for Roxborough-Manayunk Federal Savings Bank)
                        11,902,500 Shares of Common Stock

         Thistle Group Holdings, Co. (the "Company"), a Pennsylvania corporation, is offering up to 10,350,000 shares (which may be increased to 11,902,500 shares under certain circumstances described below) of its common stock, par value $.10 per share (the "Common Stock"), in connection with (i) the Exchange (as hereinafter defined) described herein to be effected in connection with the Conversion (as hereinafter defined) of FJF Financial, M.H.C. (the "Mutual Holding Company") and the Reorganization (as hereinafter defined) in which Thistle Group Holdings, Inc. (the "Mid-Tier Holding Company") and the Mutual Holding Company will be merged into Roxborough-Manayunk Federal Savings Bank (the "Bank") with the result that the Company will become the holding company of the Bank and (ii) the Offerings described herein.

           FOR INFORMATION ON HOW TO SUBSCRIBE, CALL THE STOCK CENTER
               AT 215-__________, OR 1-888-__________ (Toll-Free).


      FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH
        PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING ON PAGE ____.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY OTHER FEDERAL
    AGENCY OR STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, OFFICE OR
         OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================================
                                                                                  Estimated
                                                                                Underwriting
                                                                               Commissions and             Estimated
                                                                               Other Fees and              Net Cash
                                               Subscription Price(1)             Expenses(2)              Proceeds(3)
-----------------------------------------------------------------------------------------------------------------------------
Minimum Per Share...........................             $10.00                     $.17                     $9.83
-----------------------------------------------------------------------------------------------------------------------------
Midpoint Per Share..........................             $10.00                     $.16                     $9.84
-----------------------------------------------------------------------------------------------------------------------------
Maximum Per Share...........................             $10.00                     $.15                     $9.85
-----------------------------------------------------------------------------------------------------------------------------
Maximum Per Share, as adjusted(4)...........             $10.00                     $.15                     $9.85
-----------------------------------------------------------------------------------------------------------------------------
Minimum Total...............................          $66,779,270                $1,163,000               $65,616,270
-----------------------------------------------------------------------------------------------------------------------------
Midpoint Total..............................          $78,563,700                $1,299,000               $77,264,700
-----------------------------------------------------------------------------------------------------------------------------
Maximum Total...............................          $90,348,340                $1,435,000               $88,913,340
-----------------------------------------------------------------------------------------------------------------------------
Maximum Total, as adjusted(4)...............          $103,900,480               $1,590,000              $102,310,480
=============================================================================================================================

(1) Based on (i) the independent appraisal prepared by FinPro, Inc. ("FinPro") dated March __, 1998, which states that the estimated pro forma market value of the Common Stock ranged from $76.5 million to $103.5 million (subject to adjustment to $119.0 million, and (ii) the Adjusted Majority Ownership Percentage (as defined herein), pursuant to which 87.29% of the to-be outstanding shares of Common Stock will be offered as Conversion Stock in the Offering. See "THE CONVERSION AND REORGANIZATION -- Shares Exchange Ratio," and "--Stock Pricing and Number of Shares to be Issued."

                        SANDLER O'NEILL & PARTNERS, L.P.

(2) Consists of the estimated costs of the Conversion, including estimated fixed expenses of $395,000 and market fees to be paid to Sandler O'Neill & Partners, L.P. Actual expenses may vary from these estimates. See "PRO FORMA DATA" for the assumptions used in arriving at these estimates.
(3) Includes proceeds from the sale of shares of Common Stock in the Offering to the Bank's employee stock ownership plan and trust (the "ESOP"). The ESOP intends to purchase 8.0% of the shares sold in the Offering. Funds to purchase such shares will be loaned to the ESOP by the Company. See "THE CONVERSION AND REORGANIZATION--Plan of Distribution and Selling Commissions" and "MANAGEMENT OF THE BANK--Benefit Plans."
(4) As adjusted to give effect to the sale of up to an additional 15% of the shares that may be offered without a resolicitation of subscribers or any right of cancellation. See "THE CONVERSION--Stock Pricing and Number of Shares to be Issued."

         The Offerings. In addition to the Exchange, nontransferable subscription rights to subscribe for up to 9,034,834 shares (which may be increased to 10,390,048 shares under certain circumstances described below) of Common Stock (the "Conversion Stock") have been granted to certain members of the Bank as of specified record dates and to the ESOP (the "Subscription Offering"), subject to the limitations described herein. Commencing concurrently with the Subscription Offering, and subject to the prior rights of holders of subscription rights, the right of the Bank, the Mutual Holding Company, the Mid-Tier Holding Company and the Company (the "Primary Parties") to reject such orders in whole or in part, and the other limitations described herein, the Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering, if any, for sale to stockholders of the Mid-Tier Holding Company as of December 31, 1997, other than the Mutual Holding Company (the "Public Stockholders") in the "Public Stockholder Offering". After satisfying those with subscription rights and the Public Stockholders, the Company is offering shares of Conversion Stock in a community offering (the "Community Offering") to certain members of the general public to whom a copy of this Prospectus and an Order Form and certification form ("Order Form") is delivered by or on behalf of the Company, with preference given to natural persons residing in the Pennsylvania counties of Philadelphia and Delaware ("Local Community"). (The Subscription Offering, Public Stockholder Offering and the Community Offering are referred to collectively as the "Offerings"). The Primary Parties have engaged Sandler O'Neill & Partners, L.P. ("Sandler" or the "Agent") to consult with and advise them in the Conversion and Reorganization and Sandler has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of Conversion Stock in the Offerings. See "THE CONVERSION AND REORGANIZATION -- Marketing Arrangements."

         The Subscription Offering will terminate at Noon, Philadelphia Time, on __________ ____ 1998 (the "Expiration Date"), unless extended by the Primary Parties, with approval of the OTS, if necessary. The Community Offering is expected to terminate at the same time as the Subscription Offering. The Community Offering must be completed within 45 days after the close of the Subscription Offering, or ________ ____, 1998, unless extended by the Primary Parties with the approval of the OTS, if necessary. The latest possible extension date under the rules of the OTS is 24 months from the date of the approval of the Plan of Conversion and Reorganization. Orders submitted are irrevocable until the completion of the Conversion and Reorganization; provided that, if the Conversion and Reorganization are not completed within the 45 day period referred to above, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be canceled. See "THE CONVERSION AND REORGANIZATION -- The Offerings" and " -- Subscription Offering."

         The Exchange. Pursuant to a Plan of Conversion and Reorganization (the "Plan" or "Plan of Conversion and Reorganization") adopted by the Primary Parties, the Mutual Holding Company will be converted to an interim federal stock association and immediately merged into the Bank upon consummation of a series of transactions described herein (collectively, with the Offerings, the "Conversion and Reorganization"). As a result of the Conversion and Reorganization, each of the 1,415,000 shares of common stock of the Mid-Tier Holding Company ("Mid-Tier Common Stock") held by the Mutual Holding Company immediately prior to the Conversion and Reorganization -- will be canceled and each of the 206,000 shares of Mid-Tier Common Stock held by stockholders other than the Mutual Holding Company (the "Public Mid-Tier Shares" held by the Public Stockholders), will receive Common Stock in an Exchange (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the Public Stockholders owning in the aggregate approximately the same percentage of the outstanding Common Stock immediately following the Conversion and Reorganization. See "THE CONVERSION AND REORGANIZATION -- The Exchange Ratio."

         Restrictions on Transfer of Subscription Rights and Shares. No person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Each person exercising subscription rights will be required to certify that a purchase of Common Stock is solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares. See "THE CONVERSION AND REORGANIZATION -- Restrictions on Transfer of Subscription Rights and Shares." The Primary Parties will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

         Purchase Limitations. The Plan sets forth various purchase limitations which are applicable in the Offerings. The minimum purchase is 25 shares. With the exception of the ESOP, the maximum number of shares of Conversion Stock which may be purchased by any person (or persons through a single account) shall not exceed, when combined with Exchange Shares, $300,000 (or 30,000 shares). The Plan also provides that the maximum number of shares of Conversion Stock which may be subscribed for or purchased in all categories in the Conversion by any person together with any associate or group of persons acting in concert shall not exceed such number of shares of Conversion Stock as shall equal, when combined with Exchange Shares, $904,000 (or 90,400 shares) except for the Tax Qualified Employee Benefit Plans which in the aggregate may subscribe for 10% of the Conversion Stock. Directors and officers may not purchase in the aggregate more than 29% of the total number of shares of Conversion Stock sold in the Offerings, including any shares which may be issued in the event of an increase in the maximum of the Offering Price Range to reflect changes in market, financial, or economic conditions after the commencement of the Subscription Offering and prior to the completion of the Offerings. Notwithstanding anything to the contrary unless otherwise required by the OTS, Public Stockholders will not have to sell Mid-Tier Common Stock or be limited in receiving Exchange Shares even if their ownership of Common Stock when converted into Exchange Shares would exceed an applicable limitation.

         Required Approvals. The consummation of the Conversion and Reorganization is subject to the receipt of various regulatory approvals and the approval of the members of the Mutual Holding Company and the stockholders of the Mid-Tier Holding Company in the manner set forth herein. See "THE CONVERSION AND REORGANIZATION - -- Required Approvals."

         Market for Common Stock. The Public Mid-Tier Shares are not currently quoted on any stock exchange. After the Conversion and Reorganization, shares of the Common Stock will trade on the Nasdaq National Market under the symbol ("__________"). See "MARKET FOR COMMON STOCK."

         This Prospectus contains forward-looking statements which reflect the Primary Parties' views regarding future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of risks and uncertainties including, but not limited to, those found in the "RISK FACTORS" section. The words "believe," "expect," and "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of their dates. The Primary Parties undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless such update is deemed material to the Public Stockholders. The Risk Factors discussion begins on page ____ of the Prospectus.

                                     SUMMARY

         This summary is qualified in its entirety by the more detailed information regarding the Company, the Mid-Tier Holding Company, the Bank, and the Mutual Holding Company, and the Consolidated Financial Statements of the
Mid-Tier Holding Company and the Notes thereto, appearing elsewhere in this Prospectus.

The Company

         Thistle Group Holdings, Co. is a newly created Pennsylvania corporation, organized in May of 1998. It was organized at the direction of the Board of Directors of the Bank to acquire and hold all of the Bank Common Stock and to facilitate the Conversion and Reorganization. The Company has not engaged in any significant business to date. The Company has applied to the OTS for authority to acquire 100% of the Bank Common Stock and become a savings and loan holding company. That application has been approved by the OTS subject to certain conditions. After the Conversion and Reorganization, the Company will be 100% publicly owned and serve as a holding company of the Bank. The Common Stock will be registered with the Securities and Exchange Commission (the "SEC") under
Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

The Mid-Tier Holding Company

         Thistle Group Holdings, Inc. is a Pennsylvania corporation organized in May of 1997. It is currently the mid-tier holding company (the "Mid-Tier Holding Company") for the Bank. At present, 87.29% of the Mid-Tier Common Stock is held by the Mutual Holding Company. The other 12.71% of the Mid-Tier Common Stock is held by the Public Stockholders. The Mid-Tier Holding Company has no other material business or activities other than acting as the holding company of Roxborough- Manayunk Federal Savings Bank and holding certain equity securities. Pursuant to the Conversion and Reorganization, the Mid-Tier Holding Company will, after a series of transactions, merge with the Bank, with the Bank as the survivor, and the Mid-Tier Holding Company will cease to exist and its successor, the Company, will be 100% publicly owned. The Company will own 100% of the Bank.

         As of December 31, 1997, the Mid-Tier Holding Company had $276.7 million of total assets, $248.2 million of total liabilities (including $230.6 million of deposits) and $28.5 million of stockholders' equity.

Roxborough-Manayunk Federal Savings Bank

         Roxborough-Manayunk Federal Savings Bank is a federally chartered stock savings bank that was organized on December 31, 1992, as a subsidiary of the Mutual Holding Company. In connection with the organization of the Mutual Holding Company (the "MHC Reorganization"), Roxborough-Manayunk Federal Savings & Loan Association transferred substantially all of its assets and liabilities to the Bank in exchange for 1,415,000 shares of common stock (the "Bank Common Stock") and converted its charter to that of a federal mutual holding company known as FJF Financial, M.H.C. As part of the MHC Reorganization, the Bank sold an additional 200,000 shares of Bank Common Stock to certain members of the general public.


                                       (i)

         On December 31, 1997, pursuant to a reorganization, all Bank Common Stock was exchanged on a one-for-one basis for Mid-Tier Common Stock. This resulted in the Bank becoming the 100% owned subsidiary of the Mid-Tier Holding Company.

         Upon completion of the Conversion and Reorganization, the Bank will change its name to Roxborough-Manayunk Bank.

FJF Financial, M.H.C.

         FJF Financial, M.H.C. is a federally chartered mutual holding company chartered on December 31, 1992, in connection with the MHC Reorganization. The Mutual Holding Company's primary asset is 1,415,000 shares of Mid-Tier Common Stock, which represents 87.29% of the shares of Mid-Tier Common Stock outstanding as of December 31, 1997. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and, after a series of transactions, merge into the Bank with the Bank being the surviving entity. A special liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders of the Bank will also be established by the Bank. The Bank will then be acquired by the Company and become a wholly owned subsidiary of the Company. See "THE CONVERSION AND REORGANIZATION -- Liquidation Rights" and " -- Effect on Liquidation Rights."

Purposes of the Conversion and Reorganization

         In their decision to pursue the Conversion and Reorganization, the Primary Parties considered various regulatory uncertainties associated with the mutual holding company structure including the ability to waive dividends in the future as well as the general uncertainty regarding a possible elimination of the federal savings association charter including the potential loss of unitary thrift holding company powers. See "RISK FACTORS -- Proposed Federal Legislation." In addition, the Primary Parties considered the various advantages of a fully converted stock holding company form of organization including: (1) the larger capital base of a fully converted stock holding company; (2) the enhancement of the Mid-Tier Holding Company's future access to the capital markets; (3) the increase in the number of outstanding shares of publicly traded stock (which will increase the liquidity of the Common Stock); (4) a stock holding company's ability to repurchase shares of its common stock without increasing the Mutual Holding Company's percentage interest in the Mid-Tier Holding Company; and (5) recent consolidations in the Pennsylvania market and the greater ability to acquire other financial institutions or branches of other financial institutions. For additional information see "THE CONVERSION AND REORGANIZATION -- Purposes of the Conversion and Reorganization."

Description of the Conversion and Reorganization

         On February 18, 1998, the Board of Directors of the Mid-Tier Holding Company, the Bank and the Mutual Holding Company adopted the Plan which has subsequently been amended and adopted by the Company. Pursuant to the Plan, (i) the Mid-Tier Holding Company will convert first into a federal stock holding company and then into an interim federal stock savings bank. Following its conversion into an interim federal stock savings bank, it will merge into the Bank with the Bank as the survivor; (ii) the Mutual Holding Company will convert to an interim federal stock savings institution and merge with and into the Bank, pursuant to which the Mutual Holding Company will cease to exist and the 1,415,000 shares or 87.29% of the outstanding Mid-Tier Common Stock held by the Mutual Holding Company will be canceled. The Bank will then be acquired by a newly created Pennsylvania chartered holding company

                                      (ii)

(i.e., the Company), and become a wholly owned subsidiary of the Company. The outstanding Public Mid-Tier Shares, which amounted to 206,000 shares or 12.71% of the outstanding Mid-Tier Common Stock at December 31, 1997, will, subject to any dissenters' rights, be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately 12.71% of the Common Stock to be outstanding upon the completion of the Conversion and Reorganization. See "THE CONVERSION AND REORGANIZATION -- The Exchange Ratio."

         The following diagrams outline (i) the current organization structure of the Mutual Holding Company, the Mid-Tier Holding Company, and the Bank and
(ii) the organizational structure of the Company and the Bank following the Conversion and Reorganization.

         Current organizational structure:

      -------------------------------        -------------------------------
      |                             |        |                             |
      |   Mutual Holding Company    |        |  Minority Stockholders      |
      |                             |        |                             |
      -------------------------------        -------------------------------
                  |                                        |
                  |  87.29%                        12.71%  |
                  |                                        |
                  ------------------------------------------
                  |               Mid-Tier                 |
                  |            Holding Company             |
                  ------------------------------------------
                                     |
                                     | 100%
                                     |
                  ------------------------------------------
                  |                                        |
                  |                 Bank                   |
                  |                                        |
                  ------------------------------------------



         Organizational structure following the Conversion and Reorganization:

                  ------------------------------------------
                  |         Public Stockholders            |
                  ------------------------------------------
                                       100%
                  ------------------------------------------
                  |                Company                 |
                  ------------------------------------------
                                      100%
                  ------------------------------------------
                  |                 Bank                   |
                  ------------------------------------------


         Specifically, the Conversion and Reorganization will be completed as follows: (i) The Mutual Holding Company will convert into an interim federal stock savings bank to be known as Interim Bank #1. The Mid-Tier Holding Company will then adopt a federal charter and immediately thereafter an

                                      (iii)
interim federal stock charter to be known as Interim Bank #2; (ii) Interim Bank #2 will then merge into the Bank ("Merger #1"), with the Bank as the surviving entity; (iii) immediately following Merger #1, Interim Bank #1, formerly the Mutual Holding Company, will merge with and into the Bank with the Bank as the surviving entity ("Merger #2"). The shares of Mid-Tier Common Stock previously held by the Mutual Holding Company (now Interim Bank #1) will be canceled. Eligible members of the Mutual Holding Company as of certain specified dates will be granted interests in a liquidation account to be established by the Bank. The amount in the liquidation account is the amount of dividends waived by the Mutual Holding Company plus 100% of retained earnings as of June 30, 1992, or 87.29% of the Mid-Tier Holding Company's total stockholders' equity as reflected in its latest statement of financial condition; (iv) the Company will form an interim corporation ("Interim FSB"), a new, wholly owned first-tier subsidiary with an interim federal stock charter; (vi) immediately following Merger #2, Interim FSB will merge with and into the Bank, with the Bank as the surviving entity ("Merger #3"). As a result of Merger #3, Bank stock deemed held by Public Stockholders will be converted into the Common Stock based upon the Exchange Ratio which is designed to ensure that the same Public Stockholders will own, subject to certain adjustments described in "THE CONVERSION AND REORGANIZATION -- The Exchange Ratio," approximately the same percentage of the Company stock as the percentage of the Mid- Tier Holding Company stock owned by them immediately prior to the Conversion and Reorganization before giving effect to (a) cash paid in lieu of fractional shares and (b) any shares of the Company stock purchased by Public Stockholders in the Offering and subject to an adjustment as a result of a change in OTS policy; (vii) simultaneously with the consummation of Merger #3, the Company will sell additional shares of Conversion Stock, with priority subscription rights granted to certain members of the Mutual Holding Company; and to tax qualified employee benefit plans pursuant to the Plan of Conversion and Reorganization adopted by the Primary Parties.

         Pursuant to OTS regulations, consummation of the Conversion and Reorganization is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the members of the Mutual Holding Company (which consist of qualifying depositors and borrowers of the Bank) ("Members") as of the close of business on __________ ____, 1998 (the "Voting Record Date"), at a special meeting of Members called for the purpose of submitting the Plan for approval (the "Members' Meeting"), and (2) the approval of the holders of at least two-thirds of the shares of the outstanding Mid-Tier Common Stock held by the Mutual Holding Company and the Public Stockholders (collectively, the
"Stockholders"), as of the Voting Record Date, at a special meeting of stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting"). In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Conversion and Reorganization is also contingent on obtaining various approvals from the OTS. The Mutual Holding Company intends to vote its shares of Mid-Tier Common Stock, which amounts to 87.29% of the outstanding shares, in favor of the Plan at the Stockholders' Meeting. In addition, as of December 31, 1997, directors and executive officers of the Bank as a group (ten persons) beneficially owned 96,500 shares (excluding options to purchase 40,000 shares) or 46.84% of the outstanding Mid-Tier Common Stock held by persons other than the Mutual Holding Company, which shares can also be expected to be voted in favor of the Plan at the Stockholders' Meeting.

The Offerings

         Pursuant to the Plan and in connection with the Conversion and Reorganization, the Company is offering up to 9,034,834 shares (subject to adjustment of up to 10,390,048 shares) of Conversion Stock

                                      (iv)
in the Offerings. Conversion Stock is first being offered in the Subscription Offering, with nontransferable subscription rights being granted, in the following order of priority: (i) First Priority, to depositors of the Bank with account balances of $50.00 or more as of the close of business on December 31, 1996, ("Eligible Account Holders"); (ii) Second Priority, to the ESOP; (iii) Third Priority, to depositors of the Bank with account balances of $50.00 or more as of the close of business on March 31, 1998 ("Supplemental Eligible Account Holders"); and (iv) Fourth Priority, depositors of the Bank as of the Voting Record Date (other than Eligible Account Holders and Supplemental
Eligible  Account  Holders)  and  certain  borrowers  as of  December  31,  1992
("Members"). Subscription rights will expire if not exercised by Noon, Philadelphia Time, on __________ ____ 1998, unless extended.

         Subject to the prior rights of holders of subscription rights, Conversion Stock not subscribed for in the Subscription Offering is being offered first to Public Stockholders and then in a Community Offering to certain members of the general public to whom a copy of this Prospectus and order form is delivered, with preference given to natural persons residing in the Bank's Local Community. The Primary Parties reserve the absolute right to reject or accept any orders in the Community Offering, in whole or in part, either at the time of receipt of an order or as soon as practicable following the Expiration Date. The closing of all shares sold in the Offerings will occur simultaneously, and all shares of Conversion Stock will be sold at a uniform price of $10.00 per share.

Procedure for Purchasing Shares in the Offerings.

         To help ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order forms will only be distributed with a Prospectus.

         To purchase shares in the Offerings, an executed original order form with a certification form and the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at the Bank (which may be given by completing the appropriate blanks on the order form), must be received by the Bank at any of its offices by 12 Noon, Philadelphia Time, on the Expiration Date. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. The Bank is not required to accept orders submitted on facsimilied order forms. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. The waiver of an irregularity on an order form, the allowance by the Primary Parties of a correction of an incomplete or improperly executed order form, or the acceptance of an order after 12 Noon on the Expiration Date in no way obligates the Primary Parties to waive an irregularity, allow a correction, or accept an order with respect to any other order form. The interpretation by the Primary Parties of the acceptability of an order form will be final. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Primary Parties, unless the Offerings have not been completed within 45 days after the end of the Subscription, Public Stockholders, and Community Offerings, unless such period has been extended.

         In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (December 31, 1996) or the Supplemental Eligibility Record Date (March 31, 1998) and Voting Record Date (__________, 1998) must list on the order form all accounts

                                       (v)
in which they have an ownership interest at the applicable eligibility date, giving all names in each account and the account numbers. Members qualifying for a stock purchase priority who add individuals with a lower, or no, stock purchase priority as subscribers on an order form will have their stock purchase priority reduced or eliminated based on the lower priority.

         Payment for subscriptions and orders may be made (i) in cash if delivered in person at any office of the Bank, (ii) by check or money order, or
(iii) by authorization of withdrawal from certificate of deposit accounts or IRAs maintained with the Bank. The Primary Parties may in their sole discretion elect not to accept payment for shares of Conversion Stock by wired funds and there shall be no liability for failure to accept such payment. Funds will be deposited in a segregated account at the Bank and interest will be paid on funds made by cash, check or money order at the Bank's passbook rate of interest from the date payment is received until completion or termination of the Conversion and Reorganization. If payment is made by authorization of withdrawal from certificate of deposit accounts, the funds authorized to be withdrawn from a Bank deposit account may continue to accrue interest at the contractual rates until completion or termination of the Conversion and Reorganization, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion and Reorganization.

         If a subscriber authorizes the Bank to withdraw the aggregate amount of the purchase price from a deposit account, the Bank will do so as of the effective date of the Conversion and Reorganization. The Bank may waive any applicable penalties for early withdrawal from certificate of deposit accounts. If the remaining balance in a certificate of deposit account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate of deposit will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

         The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Conversion Stock subscribed for upon consummation of the Offerings, provided that there is in force from the time of its subscription until such time, a loan commitment from the Company to lend to the ESOP, at such time, for the aggregate purchase price of the shares for which it subscribed.

         A depositor interested in using his IRA funds to purchase Conversion Stock must do so through a self-directed IRA. The Bank will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to an unaffiliated institution offering a self-directed IRA program with the agreement that such funds will be used to purchase the Conversion Stock in the Offerings. There will be no early withdrawal or IRS penalties for such transfers. The new trustee would hold the Conversion Stock in a self-directed account in the same manner as the Bank now holds the depositor's IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Bank IRA to purchase Conversion Stock should contact the Stock Information Center as soon as possible so that the necessary forms may be forwarded for execution prior to the Expiration Date.

         The Primary Parties have retained Sandler as consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions in the Offerings on a best efforts basis. See "THE CONVERSION AND REORGANIZATION -- The Offerings" " -- Subscription Offering," "-- Community Offering," and " -- Marketing Arrangements."



                                      (vi)

Purchase Limitations

         The Plan sets forth various purchase limitations which are applicable in the Offerings. The minimum purchase is 25 shares. With the exception of the ESOP, the maximum number of shares of Conversion Stock which may be purchased by any person (or persons through a single account) shall not exceed, when combined with Exchange Shares, $300,000 (or 30,000 shares). Further, the Plan provides that, except for the Tax Qualified Employee Stock Benefit Plans, the maximum number of shares of Conversion Stock which may be purchased in all categories in the Conversion and Reorganization by any person (or persons through a single account), together with any associate or group of persons acting in concert, when combined with Exchange Shares equals $904,000 (or 90,400 shares). Directors and officers may not purchase in the aggregate, when combined with Exchange Shares, more than 29% of the total number of shares of Conversion Stock sold in the Offerings, including any shares which may be issued in the event of an increase in the maximum of the Offering Price Range to reflect changes in market, financial, or economic conditions after the Commencement of the
Subscription Offering and prior to the completion of the Offerings. Notwithstanding anything to the contrary, except as otherwise required by the OTS, Public Stockholders will not have to sell Common Stock or be limited in receiving Exchange Shares even if their ownership of Common Stock, when converted pursuant to the Exchange Ratio (as defined herein), would exceed the above limitation.

Stock Pricing and Number of Shares to be Issued in the Conversion and Reorganization

         The Plan of Conversion and Reorganization requires that the aggregate purchase price of the Conversion Stock be based on the appraisal of the pro forma market value of the Mid-Tier Holding Company and the Bank on a consolidated basis, as determined on the basis of an independent valuation. The Primary Parties have retained FinPro to prepare such independent valuation (the "Independent Valuation"). The Independent Valuation was prepared based on the assumption that the aggregate amount of Conversion Stock sold in the Offerings would be equal to the estimated pro forma market value of the Mid-Tier Holding Company and the Bank, on a consolidated basis, multiplied by the percentage of the outstanding shares of Mid-Tier Common Stock held by the Mutual Holding Company as of the date of the appraisal, subject to certain adjustments described in "THE CONVERSION AND REORGANIZATION -- The Exchange Ratio." The Independent Valuation states that as of March 16, 1998, the estimated pro forma market value of the Company ranged from a minimum of $76.5 million to a maximum of $103.5 million with a midpoint of $90.0 million. Based on the percentage of the outstanding shares of Mid-Tier Common Stock held by the Mutual Holding Company as of the date of the appraisal, and the adjustments described herein, the estimated pro forma market value of the Mutual Holding Company was multiplied by 87.29% to determine the dollar amount of Conversion Stock to be offered in the Offerings, which ranges from a minimum of $66,779,270 (i.e., 6,677,927 shares of Conversion Stock) to a maximum of $90,348,340 (i.e., 9,034,834 shares of Conversion Stock), with a midpoint of $78,563,700 (i.e., 785,637 shares of Conversion Stock). The range of the aggregate dollar amount and number of shares of Conversion Stock offered in the Offerings is referred to herein as the "Offering Price Range."

         The full text of the Appraisal describes the procedures followed, the assumptions made, limitations on the review undertaken and matters considered, which included the lack of a trading market for Mid-Tier Common Stock, but was not dependent thereon. The Appraisal has been filed as an exhibit to the Registration Statement and Application for Conversion of which this Prospectus is a part, and is available in the manner set forth under "ADDITIONAL INFORMATION." The Appraisal is not intended

                                      (vii)
and should not be construed as a recommendation of any kind as to the advisability of purchasing such stock.

         Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Conversion Stock to be sold in the Offerings may be increased by up to 15%, to 10,390,048 shares, without a resolicitation of subscribers. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Offering Price Range (i.e.
$66,779,270) or more than 15% above the maximum of such range (i.e. $103,900,480) purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Bank's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $90,348,340 (the maximum of the Offering Price Range) and up to $103,900,480 (the maximum of the Offering Price Range, as adjusted by 15%) the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Offering Price Range or that, if such orders are received that all such orders will be accepted.

The Exchange Ratio

         OTS regulations and policy provide that in a conversion of a mutual holding company to stock form, stockholders other than the mutual holding company will be entitled to exchange their shares of subsidiary savings bank (or mid-tier holding company) common stock for common stock of the converted holding company, provided that the bank and the mutual holding company demonstrate to the satisfaction of the OTS that the basis for the exchange is fair and reasonable. The Boards of Directors of the Primary Parties have determined that each Public Mid-Tier Share will on the effective date be automatically converted into and become the right to receive a number of Exchange Shares determined pursuant an exchange ratio (the "Exchange Ratio") which was established as the ratio that ensures that after the Conversion and Reorganization, subject to certain adjustments described in "THE CONVERSION AND REORGANIZATION -- The Exchange Ratio," the percentage of the to-be outstanding shares of Common Stock issued to Public Stockholders in exchange for their Public Mid-Tier Holding Company shares will be approximately equal to the percentage of the outstanding shares of Mid-Tier Common Stock held by Public Stockholders immediately prior to the Conversion and Reorganization, with any fractional shares being paid in cash. The total number of shares held by Public Stockholders after the Conversion and Reorganization would also be affected by any purchases by such persons in the Offerings.

         Based on the Independent Valuation, the percentage of the outstanding shares of Mid-Tier Common Stock held by Mutual Holding Company as of the date of the Independent Valuation, and adjustments described herein, the following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion and Reorganization, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes there is no cash paid in lieu of issuing fractional Exchange Shares.

                                     (viii)

                                          Subscription Shares                  Exchange Shares         Total Shares
                                             to be Issued                       to be Issued            of Common
                                                                                                       Stock to be      Exchange
                                        Amount         Percent           Amount         Percent        Outstanding        Ratio
                                        ------         -------           ------         -------        -----------        -----
Minimum...................           6,677,927          87.29%          972,073          12.71%         7,650,000          4.7188

Midpoint..................           7,856,370          87.29%        1,143,630          12.71%         9,000,000          5.5516

Maximum...................           9,034,834          87.29%        1,315,166          12.71%        10,350,000          6.3843

Adjusted maximum..........          10,390,048          87.29%        1,512,452          12.71%        11,902,500          7.3420



         Options to purchase Public Mid-Tier Shares will also be converted into and become options to purchase Common Stock. As of the date of this Prospectus there were outstanding options to purchase 40,000 shares of Mid-Tier Common Stock at an average exercise price of $10.75 per share. The number of shares of Common Stock to be received upon exercise of such options will be determined pursuant to the Exchange Ratio. The aggregate exercise price, duration, and vesting schedule of such options will not be affected. If such options are exercised prior to the effective date of the Conversion and Reorganization, then there will be an increase in the number of shares of Common Stock issued to Public Stockholders in the Share Exchange, and an increase in the Exchange Ratio. The Mid-Tier Holding Company has no plans to grant additional stock options prior to the Effective Date.

Delivery and Exchange of Certificates

         Upon consummation of the Conversion and Reorganization, holders of Public Mid-Tier Shares in certificate form (other than the Mutual Holding Company) will receive a transmittal letter with instruction on delivery of certificates for exchange. See "THE CONVERSION AND REORGANIZATION -- Delivery and Exchange of Certificates." Upon surrender of such certificates to an agent appointed by the Company (the "Exchange Agent") the Public Stockholder will be entitled to receive in exchange therefore a certificate or certificates representing the number of full shares of Common Stock to which he or she is entitled based on the Exchange Ratio. The Exchange Agent will provide each stockholder of record a letter of transmittal with instructions for the exchange of shares. Holders of Mid-Tier Common Stock should not forward shares to the Bank or Exchange Agent until they have received instructions from the Exchange Agent.

Comparison Of Stockholder Rights.

         Pursuant to the Plan, the Company will become the stock holding company for the Bank. The Mid-Tier Holding Company will cease to exist. Therefore, the Articles of Incorporation and Bylaws of the Company and Pennsylvania corporate law will govern stockholder rights after the Conversion and Reorganization. Both the Company and the Mid-Tier Holding Company are Pennsylvania corporations. The Articles of Incorporation of the Company are substantially similar to that of the Mid-Tier Holding Company. Differences in the Articles of Incorporation are related primarily to issues related to the Reorganization. See "COMPARISON OF STOCKHOLDERS' RIGHTS."



                                      (ix)

Benefits of Conversion and Reorganization to Directors and Officers

         The Company does not intend to enter into any new employment agreements. John F. McGill, Sr., Chairman of the Board, John F. McGill, Jr., President and Chief Executive Officer, and Jerry Naessens, Chief Financial Officer, all have three-year employment agreements with the Bank. See "MANAGEMENT OF THE BANK - -- Employment Agreements." The Company currently intends to adopt certain stock benefit plans for the benefit of directors and employees of the Company and the Bank. The proposed benefit plans are as follows: (i) a Stock Option Plan (the "Stock Option Plan"), pursuant to which a number of authorized but unissued shares of Common Stock equal to 10% of the Conversion Stock to be sold in the Offerings (903,348 shares at the maximum of the Offering Price Range) may be reserved for issuance pursuant to stock options and stock appreciation rights to directors, officers and employees; and (ii) a Management Recognition and Retention Plan (the "Recognition Plan" or "RSP"), which may purchase a number of shares of Common Stock, with funds contributed by the Company, either from the Company or in the open market, equal to an amount which will equal 4.0% of the total Conversion stock issued in the Conversion and Reorganization (361,393 shares at the maximum of the Offering Price Range) for distribution to directors, officers and employees. These shares will be issued at no cost to the recipients. Recipients will, however, be required to pay both federal and applicable state taxes on the value of Common Stock received pursuant to the Recognition Plan. The Company has not determined when it will implement the Stock Option Plan and the Recognition Plan. If, however, it is implemented prior to one year following the consummation of the Conversion and Reorganization, the Company will submit such plans to stockholders for approval at an annual or special meeting held at least six months following the consummation of the Conversion and Reorganization. In such event, OTS regulations permit individual members of management to receive up to 25% of the shares reserved pursuant to any stock option or non-tax qualified stock benefit plan, and directors who are not employees to receive up to 5% of such stock (or stock options) reserved individually and up to 30% in the aggregate under any such plan. See "MANAGEMENT OF THE BANK -- Benefit Plans."

         In the event that the Recognition Plan purchases shares of Common Stock in the open market with funds contributed by the Company, the cost of such shares initially will be deducted from the stockholders' equity of the Company, but the number of outstanding shares of Common Stock will not increase and stockholders accordingly will not experience dilution of their ownership interest. In the event that the Recognition Plan purchases shares of Common Stock from the Company with funds contributed by the Company, total stockholders' equity would neither increase or decrease, but under such circumstances stockholders would experience dilution of their ownership interests (by approximately __________% at the maximum of the Offering Price Range) and per share stockholders' equity and per share net earnings would decrease as a result of an increase in the number of outstanding shares of Common Stock. In either case, the Company will incur operating expense and increases in stockholders' equity as the shares held by the Recognition Plan are granted and issued in accordance with the terms thereof. For a presentation of the effects of anticipated purchases of Common Stock by the Recognition Plan, see "PRO FORMA DATA."

         In addition, the ESOP intends to purchase up to 8.0% of the Conversion Stock issued in the Conversion and Reorganization (e.g., 722,788 shares or $7.2 million of Conversion Stock at the maximum of the Offering Price Range) with a loan from the Company. See "USE OF PROCEEDS." In the event that there are insufficient shares available to fill the ESOP's order due to an oversubscription by Eligible Account Holders, the offering range will be increased above the maximum and the ESOP shall have a priority right to purchase any shares exceeding the maximum of the Offering Valuation Range, up to an aggregate of 8% of the Conversion Stock. See "MANAGEMENT OF THE BANK -- Employee

                                      (x)

Stock Ownership Plan" and "RISK FACTORS -- Possible Dilutive Effective of Issuance of Additional Shares."

         The foregoing plans are in addition to a stock option plan and a directors' stock option plan; which were adopted by the Bank in 1992. After the creation of the Mid-Tier Holding Company as the Mid-Tier Holding Company of the Bank, these plans remained as benefit plans of the Bank. The stock options and restricted stock awards made pursuant to these plans are currently for Mid-Tier Common Stock. These plans will continue in existence after the Conversion and Reorganization as plans of the Company. See "MANAGEMENT OF THE BANK -- Benefit Plans" and "THE CONVERSION AND REORGANIZATION -- Effects of the Conversion and Reorganization," " -- Effect on Existing Option Plans."

Use of Proceeds

         Net proceeds from the sale of the Conversion Stock are estimated to be between $65.6 million and $88.9 million, depending on the number of shares sold and the expenses of the Conversion and Reorganization. See "PRO FORMA DATA." The Company plans to contribute to the Bank 50% of the net proceeds from the Offerings and retain the remainder of the net proceeds. The Company intends to use a portion of the net proceeds retained by it to make a loan directly to the ESOP to enable the ESOP to purchase 8.0% of the Conversion Stock to be issued in the Conversion and Reorganization. The amount of the loan is expected to be between $5.3 million and $7.2 million at the minimum and maximum of the Offering Price Range, respectively. It is anticipated that the loan to the ESOP will have a term of not less than 15 years and a fixed rate of interest at the prime rate as of the date of the loan. See "MANAGEMENT OF THE BANK -- Benefit Plans" and " -- Employee Stock Ownership Plan." The remaining net proceeds will initially be lent by the Company to the Bank and be used by the Bank to invest primarily in short-term interest-bearing deposits and short and intermediate term marketable securities. The funds retained by the Company may be used to support the future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, including the acquisition of other financial institutions and/or branch offices, although there are no current plans, arrangements, understandings or agreements regarding such expansion, diversification or acquisitions. In addition, subject to applicable limitations, such funds also may be used in the future to repurchase shares of Common Stock, although the Company currently has no intention of effecting any such transactions following consummation of the Conversion and Reorganization. See "THE CONVERSION AND REORGANIZATION -- Certain Restrictions on Purchases or Transfers of Shares after the Conversion and Reorganization." Funds contributed to the Bank from the Company will be used for general business purposes. The proceeds will be used to support the Bank's lending and investment activities and thereby enhance the Bank's capabilities to serve the borrowing and other financial needs of the communities it serves. The Bank plans to initially use the proceeds to invest primarily in short-term interest-bearing deposits and short and intermediate term marketable securities. See "USE OF PROCEEDS."

Dividend Policy

         Since  the   completion  of  the  first  full  quarter  after  the  MHC
Reorganization (i.e. March 31, 1993), until the adoption of the Plan, the Mid-Tier Holding Company or the Bank has paid a regular quarterly cash dividend. For the fiscal year ending December 31, 1997, that dividend was $0.20 per quarter, and $0.80 per year. Following the consummation of the Conversion and Reorganization, the Board of Directors of the Company will consider whether to pay cash dividends on the Common Stock. However,

                                      (xi)
no assurance can be given as to the amount of a dividend or that a dividend will be paid or if paid that the dividend will not be reduced or eliminated in future periods. Pending the completion of the Conversion and Reorganization, the Mid-Tier Holding Company intends to continue paying its regular quarterly cash dividend. For a period of one year following the completion of the Conversion and Reorganization, the Company will not pay any dividends that would be treated for tax purposes as a return of capital nor take any actions or propose such dividends. See "DIVIDEND POLICY."

Dissenters' Rights and Rights of Appraisal

         Pursuant to Pennsylvania Business Corporation Law, Public Stockholders will have dissenters' rights or rights of appraisal in connection with the Conversion and Reorganization.

Prospectus Delivery and Procedure for Purchasing Shares

         To ensure that each purchaser receives a prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 under the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will be distributed only with a prospectus. The Primary Parties will accept for processing orders submitted on original order forms with an executed certification. In their discretion, the Primary Parties may accept photocopies or facsimile copies of order forms or the form of certification. Payment by cash, check, money order, bank draft or debit authorization to an existing account at the bank must accompany the order form. In their discretion, the
Primary Parties may accept wire transfers. See "THE CONVERSION AND REORGANIZATION."



                                      (xii)

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The following tables set forth selected consolidated historical financial and other data of the Mid-Tier Holding Company (including its subsidiaries) for the periods and at the dates indicated. The information is derived in part from and should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Mid-Tier Holding Company contained elsewhere herein.

                                                                                   At December 31,
                                                   ---------------------------------------------------------------------------------
                                                       1997            1996             1995            1994              1993
                                                   -------------   -------------   --------------  --------------   ----------------
                                                                         (In Thousands, except per share data)
Total Amount of:
  Assets........................................        $276,650        $294,332         $288,199        $273,571         $277,304
  Loans receivable, net ........................          96,280          98,626          100,271          95,524           98,622
  Loans held for sale (1).......................           1,155           2,147            1,613           1,199                -
  Mortgage-backed securities:
    Available for sale (1)......................         111,486          93,410           98,315          98,476          108,532
  Investment securities:
    Held to maturity............................          34,529          46,464           44,024          49,325           29,137
    Available for sale (1)......................           3,698           2,631            1,566             755              750
  Deposits......................................         230,558         256,546          250,179         241,230          244,306
  FHLB advances.................................           7,884           7,884            7,884           7,884            7,884
  Stockholders' equity..........................          28,470          24,581           25,148          20,477           21,217

  Book value per share (2)......................           17.56           15.16            15.51           12.68            13.14


                                                                                Year Ended December 31,
                                                   ---------------------------------------------------------------------------------
                                                       1997           1996              1995           1994            1993
                                                   -------------   --------------   -------------   -----------   ---------------
                                                                     (In Thousands, except per share data)
Interest income.................................         $20,582     $20,264         $19,790       $18,096          $18,067
Interest expense................................          11,002      11,069          10,646         8,791            9,087
                                                          ------      ------          ------        ------           ------
  Net interest income...........................           9,580       9,195           9,144         9,305            8,980
Provision for loan losses.......................             120         139             135            60               94
                                                         -------     -------         -------       -------          -------
  Net interest income after
   provision for loan losses....................           9,460       9,056           9,009         9,245            8,886
Non-interest income.............................           2,808         583             544           475            1,230
Non-interest expense............................           6,824       9,890(3)        7,234         6,625            6,406
Income (loss) before income taxes and
  change in accounting method...................           5,444        (251)          2,319         3,095            3,710
Income tax expense..............................           2,090         112             887         1,190            1,189
                                                          ------      ------          ------        ------           ------
Income (loss) before change in accounting
  method........................................           3,354       (363)           1,432         1,905            2,521
                                                          ------     ------           ------        ------           ------
Cumulative effect on prior years of change
  in accounting method for income tax...........               -           -               -             -              407(4)
                                                         -------      ------          ------        ------          -------
Net income (loss)...............................         $ 3,354    $   (363)        $ 1,432       $ 1,905          $ 2,928
                                                          ======     =======          ======        ======           ======
Basic earnings (loss) per share.................         $  2.07    $   (.22)        $   .88       $  1.18          $  1.81
                                                          ======     =======          ======       =======          =======
Cash dividends per share........................         $   .80    $    .80         $   .80       $   .80          $   .70
                                                          ======      ======          ======       =======          =======


                                      (xiii)

                    SELECTED OPERATING RATIOS AND OTHER DATA

                                                                                 At or For the Year Ended December 31, (5)
                                                             -----------------------------------------------------------------------
                                                                 1997             1996             1995          1994        1993
                                                             -------------   --------------   --------------   ------------ --------
Performance Ratios:
Return on average assets (net income (loss))
  divided by average total assets)........................         1.18%          (.13)%(3)         .51%           .69%      1.11%

Return on average equity (net income (loss))
  divided by average equity)..............................        12.41          (1.45)(3)         5.98           9.02      14.99
Net interest margin (6)...................................         3.50           3.29             3.37           3.84       3.34
Interest rate spread (6)..................................         3.14           2.99             3.06           3.65       3.16
Asset Quality Ratios:
Non-performing loans to total loans (7)...................          .74           3.04             2.35           1.40       2.29
Non-performing assets to total assets (7).................          .30           1.08              .82            .49        .88
Allowance for loan losses as a percent of non-performing
loans at end of period ...................................       109.36          21.24            17.43          33.36      19.96
Allowance for loan losses as a percent
  of total average loans at end of period.................          .77            .63              .46            .43        .53
Net charge-offs (recoveries) as a percent of average loans         (.08)           .02              .09            .10        .03
Other Data:
Number of:
  Real estate loans outstanding...........................        2,218          2,338            2,547          2,263      2,444
  Deposit accounts........................................       30,832         36,038           35,718         34,495     34,265
  Full service offices....................................            6              8                8              8          8


(1) Loans classified as held for sale are carried at the lower of aggregate cost or fair value while investment securities and mortgage-backed securities classified as available for sale are carried at fair value.
(2) Book value per share represents stockholders' equity divided by the number of shares of Bank Common Stock issued and outstanding.
(3) Includes a special assessment of $1,533,000 to recapitalize the SAIF and a $1,181,000 write- down of lease receivables.
(4) Represents the adoption of Statement of Financial Accounting Standards ("SFAS") No. 109.
(5) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
(6) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities (which do not include non-interest-bearing accounts), and net interest margin represents net interest income as a percent of average interest-earnings assets.
(7) Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.

                                      (xiv)

                                  RISK FACTORS

         The following factors, in addition to those discussed elsewhere in this Prospectus, should be considered by investors before deciding whether to purchase the Common Stock offered hereby.

Vulnerability to Changes in Interest Rates

         The Bank's profitability, like that of many financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Interest Rate Risk Management Activities."

Intent to Remain Independent; Unsuitability as a Short-term Investment

         The Bank and its predecessors have operated as independent community-oriented savings associations since 1939. Following the Conversion and Reorganization, it is the Company's intent to continue to operate as an independent financial institution. Accordingly, the Common Stock may not be a suitable investment for individuals anticipating a rapid sale of the Company to a third party. SEE "BUSINESS OF THE BANK."

         Also due to the Company's intention to remain independent, certain provisions in the Company's Articles of Incorporation and Bylaws may assist the Company in maintaining its status as an independent publicly owned corporation. These provisions, as well as the Pennsylvania General Corporation law and certain federal banking regulations, may have certain anti-takeover effects. These provisions include: restriction on the acquisition of the Company's equity securities and limitations on voting rights, the classification of the terms of the members of the Board of Directors, certain provisions relating to meetings of stockholders, prohibition of cumulative voting by stockholders in the election of directors, the issuance of preferred stock and additional shares of Common Stock without stockholder approval, and supermajority provisions for the approval of certain business combinations. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY." As a result, stockholders who might wish to participate in a change of control transaction may not have the opportunity to do so.

Price of Common Stock Following the Conversion and Reorganization

         Since the MHC Reorganization and public stock issuance on December 31, 1992, the book value of the Mid-Tier Holding Company's Common Stock and its predecessor the Bank's common stock has increased in value. The Bank Shares (which were exchanged for the Mid-Tier Holding Company shares) were initially sold to the public at $10 per share. On December 31, 1997, the book value of the Public Mid-Tier Shares was $17.56. There can be no assurance that the Conversion Stock will appreciate in value as have the Public Mid-Tier Shares. Additionally, there can be no assurance that the Common Stock will appreciate after the Conversion and Reorganization. The Boards of Directors of the Primary Parties have set an offering price for the Conversion Stock of $10 a share. However, the pricing of this stock should in no way be seen as an indication or assurance that the Conversion Stock or the Common

Stock will appreciate after the Conversion and Reorganization in the same manner as the Public Mid-Tier Shares which were also initially sold at $10 per share as shares of the Bank.

Competition

         The Bank is headquartered in the City of Philadelphia, and has six branch offices located within Philadelphia and Delaware counties in the Philadelphia metropolitan area. The Bank operates in a highly competitive market and experiences strong competition in its local market area in both originating loans and attracting deposits.

         Most of the Bank's mortgages are secured by properties located within its primary market area, with the predominance of its lending in one to four family residential mortgages. The Commonwealth of Pennsylvania has a substantial number of financial institutions, many of which have a state-wide or regional presence, and in some cases, a national presence. All of these institutions are competitors of the Bank, to varying degrees. The Bank's competition for loans comes principally from commercial banks, savings bank, savings and loan associations, credit unions, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions, many of which are significantly larger than the Bank and, therefore, have greater financial and marketing resources than the Bank. The Bank also faces additional competition for deposits from short-term money market funds, other corporate and government securities funds and from other financial institutions such as brokerage firms and insurance companies. In order to deal with the various competitive factors, the Bank recognizes its need to monitor competition and modify its products and services as necessary and possible, taking into consideration the financial impact of such actions.

         As a result of the level of competition in its market, the Company's growth and profitability in the future may be adversely affected. See "BUSINESS
- -- Market Area" and " -- Competition."

Geographical Concentration of Loans; Non-Mortgage Loans

         At December 31, 1997, substantially all of the Bank's real estate mortgage loans were secured by properties located in the Bank's primary market area. While the Bank currently believes that its loans are adequately secured or reserved for, in the event that real estate prices in the Bank's market area substantially weaken or economic conditions in its market area deteriorate, reducing the value of properties securing the Bank's loans, some borrowers may default and the value of the real estate collateral may be insufficient to fully secure the loans. In either event, the Bank may experience increased levels of delinquencies and related losses having an adverse impact on net income and liquidity. Additionally, certain of the real estate securing loans (approximately 17% of the loan portfolio) are multi-family and commercial real estate properties. As such, these loans have a higher level of risk than loans secured by residential properties. The Bank has a large multi-family loan, which has occasionally experienced delinquencies. See "BUSINESS OF THE BANK -- Lending Activitites -- Multi-Family and Commercial Real Estate Loans."

Certain Anti-Takeover Provisions

         General. Certain provisions of the Company's Articles of Incorporation and Bylaws, including a provision limiting voting rights of beneficial owners of more than 10% of the Common Stock, and the Bank's stock charter and bylaws, as well as certain Pennsylvania laws and regulations, will assist the

Company in maintaining its status as an independent publicly owned corporation and may have certain anti-takeover effects.

         Articles of Incorporation and Bylaws of the Company. The Company's Articles of Incorporation and Bylaws provide for, among other things, a limit on voting and, in certain cases, acquiring, more than 10% of the Common Stock described above, staggered terms for members of its Board of Directors, prohibit cumulative voting for directors, limits on the calling of special meetings of stockholders and director nominations, a prohibition on action by consent, a fair price or super majority stockholder approval requirement for certain business combinations and certain stockholder proposal notice requirements. These provisions are similar to those currently in the Articles of Incorporation and Bylaws of the Mid-Tier Holding Company.

         Federal Stock Charter of the Bank. Provisions in the Bank's federal stock charter that have an anti-takeover effect could also be applicable to changes in control of the Company as the sole stockholder of the Bank. The Bank's federal stock charter includes a provision applicable for five years which prohibits the acquisition or offer to acquire directly or indirectly the beneficial ownership of more than 10% of the Bank's securities by any person or entity other than the Company. Any person violating this restriction may not vote the Bank's securities in excess of 10%.

         These provisions in the Company's and the Bank's governing instruments may discourage potential proxy contests and other takeover attempts by making the Company less attractive to a potential acquiror, particularly those takeover attempts which have not been negotiated with the Board of Directors of the Company and/or the Bank, as the case may be. These provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. In addition, certain of these provisions that limit the ability of persons (including management or others) owning more than 10% of the shares to vote their shares will be enforced by the Board of Directors of the Company or the Bank, as the case may be, to limit the voting rights of 10% or greater stockholders and thus could have the effect in a proxy contest or other solicitation to defeat a proposal that is desired by the holders of a majority of the shares of Common Stock.

         Federal Law and Regulations. Federal law also requires OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. In the event any person or group of persons acquires shares in violation of these limitations, such person or group may be restricted from voting his or their shares in excess of 10% of the outstanding Common Stock. Such laws and regulations may also limit a person's ability without regulatory approval to solicit proxies enabling him to elect one third or more of the Company's Board of Directors or exert a controlling influence on the operations of the Bank or the Company.

         In addition, certain of these provisions may limit the ability of persons (including management or others) owning more than 10% of the shares to vote their shares (by proxy or otherwise) for proposals that they believe to be in the best interests of stockholders. See "MANAGEMENT OF THE BANK -- Benefit Plans," and " -- Description of Capital Stock."

Voting Power of Directors and Executive Officers

         Directors and executive officers of the Company expect to beneficially own approximately 755,295 shares or 7.63% of the shares of Common Stock outstanding (on a fully diluted basis) upon consummation of the Conversion and Reorganization based upon the midpoint of the Offering Price Range. See "BENEFICIAL OWNERSHIP OF COMMON STOCK."

         In  addition,  the Company may  acquire  Common  Stock on behalf of the
Recognition Plan in an amount which will equal 4.0% of the Conversion Stock issued in the Offering (361,393 shares based on the maximum of the Offering Price Range). Under the terms of the Recognition Plan, individuals to whom shares of Common Stock are awarded will be able to vote the Common Stock immediately after it is awarded. The Company also may reserve for future issuance pursuant to the Stock Option Plan (which will be subject to stockholder approval if implemented prior to one year following the Conversion and Reorganization), a number of authorized shares of Common Stock equal to an aggregate of 10.0% of the Conversion Stock issued in the Offerings (903,483 shares, based on the maximum of the Offering Price Range). These options are in addition to the options for 40,000 shares of Mid-Tier Common Stock which were previously granted to directors and executive officers and remain unexercised under the option plans adopted by the Bank in connection with the MHC Reorganization. In addition, the ESOP intends to purchase up to 8% of the shares of Common Stock to be issued by the Company in the Conversion and Reorganization. See "MANAGEMENT OF THE BANK -- Benefits -- Stock Option Plans," "-- Management Stock Bonus Plans" and "-- Proposed Future Stock Benefit Plans."

         Management's potential voting power could, together with additional stockholder support, preclude or make more difficult takeover attempts which do not have the support of the Company's Board of Directors and may tend to perpetuate existing management.

Return on Equity

         As a result of the Bank's high capital levels and the additional capital that will be raised by the Company in the Conversion and Reorganization, the Company's ability to leverage the net proceeds from the Conversion and Reorganization may be limited in the near future. Accordingly, return on equity is initially expected to be lower than it has been in recent years.

Stock Benefit Plan Compensation Expense

         An employer must record compensation expense in an amount equal to the fair value of shares committed to be released to employees from an employee stock ownership plan and restricted stock plan. Assuming shares of Common Stock appreciate in value over time, compensation expenses relating to the ESOP to be established in connection with the Conversion and Reorganization and Recognition Plan to be established after the Conversion will increase. It is impossible to determine at this time the extent of such impact on future net income. See "PRO FORMA DATA."

Potential Elimination Of Thrift Charter

         The Bank is subject to extensive regulation, supervision and examination by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). A bill, H.R. 10, has been reported by the U.S. House of Representatives, Committee on Banking and Financial Services, that would consolidate the OTS with the Office of the Comptroller of the Currency ("OCC") and eliminate the federal thrift charter under which the Bank currently operates. If this legislation becomes law, the Bank will be forced to become a state chartered bank or a national commercial bank. If the Bank becomes a commercial bank, its investment authority and the ability of the Company to engage in diversified activities would be more limited and could affect the Bank's profitability. See "REGULATION." [to be updated]

Possible Dilutive Effect of Issuance of Additional Shares

         Various possible and planned issuances of Common Stock could dilute the interests of prospective stockholders of the Company or existing stockholders of the Company following consummation of the Conversion and Reorganization, as noted below.

         The number of shares to be sold in the Conversion and Reorganization may be increased as a result of an increase in the Offering Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings. In the event that the Offering Price Range is so increased, it is expected that the Company will issue up to 10,390,048 shares of Conversion Stock at the Purchase Price for an aggregate price of up to $103,900,480. An increase in the number of shares will decrease net earnings per share and stockholders' equity per share on a pro forma basis and will increase the Company's consolidated stockholders' equity and net earnings. See "CAPITALIZATION" and "PRO FORMA DATA."

         The ESOP intends to purchase an amount of Common Stock equal to up to 8.0% of the Conversion Stock issued in the Conversion and Reorganization. In the event that there are insufficient shares available to fill the ESOP's order due to an oversubscription by Eligible Account Holders and the total number of shares of Conversion Stock issued in the Conversion and Reorganization is increased by up to 15%, the additional shares will first be allocated to fill the ESOP's subscription and thereafter in accordance with the terms of the Plan of Conversion. See "MANAGEMENT OF THE BANK -- Benefit Plans," " -- Employee Stock Ownership Plan," and "THE CONVERSION AND REORGANIZATION -- The Offerings" " -- Subscription Offering," and " -- Priority 2: ESOP."

         If the Recognition Plan is implemented, the Recognition Plan may acquire an amount of Common Stock which will equal 4.0% of the shares of Conversion Stock issued in the Conversion and Reorganization (361,393 shares, based on the maximum of the Offering Price Range). Such shares of Common Stock may be acquired in the open market with funds provided by the Company, if permissible, or from authorized but unissued shares of Common Stock. In the event that additional shares of Common Stock are issued to the Recognition Plan, stockholders would experience dilution of their ownership interests and per share stockholders' equity and per share net earnings would decrease as a result of an increase in the number of outstanding shares of Common Stock. See "PRO FORMA DATA" and "MANAGEMENT OF THE BANK -- -- Recognition Plan."

         If the Company's Stock Option Plan is implemented, the Company may reserve for future issuance pursuant to such plan a number of authorized shares of Common Stock equal to an aggregate of 10% of the Conversion Stock issued in the Offerings (903,483 shares, based on the maximum of the Offering Price Range). See "PRO FORMA DATA" and "MANAGEMENT OF THE BANK -- Benefit Plans," and " -- Stock Option Plan."

         In 1992 and 1994 the Bank adopted, and continues to maintain, stock option plans (the "Option Plans") and restricted stock plans ("Restricted Stock Plans"). Upon consummation of the Conversion and Reorganization, these plans will remain plans of the Bank. See "MANAGEMENT OF THE BANK -- Other Stock Benefit Plans."

         The OTS has required that the purchase limitations contained in the Plan of Conversion and Reorganization include Exchange Shares to be issued to Public Stockholders for their Public Mid-Tier Shares. As a result, certain holders of Public Mid-Tier Shares may be limited in their ability to purchase Conversion Stock in the Offerings. For example, a Public Stockholder which acquires Exchange Shares in an amount equal to $300,000 or a Public Stockholder and his Associates or a group acting in concert which acquires Exchange Shares in an amount equal to $904,000 of Conversion Stock, will not be able to purchase any shares of Conversion Stock in the Offerings, although such a stockholder will be able to purchase shares of Common Stock in the market during the Offerings and thereafter. No stockholder, except as otherwise required by the OTS, will be required to sell shares if, as a result of receiving Exchange Shares, his ownership percentage would exceed a purchase limitation. See "THE CONVERSION AND REORGANIZATION -- Limitations on Conversion Stock Purchases and Ownership."

Year 2000 Compliance

         As the year 2000 approaches, an issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products were designed to accommodate only two-digits. For example, "96" is stored on the system and represents 1996. The Mid-Tier Holding Company and the Bank have been identifying potential problems associated with the "Year 2000" issue and have implemented a plan designed to manage data involving the transition with data from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. In addition, the Bank recognizes that its ability to be Year 2000 compliant is dependent upon the cooperation of its vendors. The Bank is requiring its computer systems and software vendors to represent that the products provided are or will be Year 2000 compliant and has planned a program of testing for compliance. The Bank is obtaining representations from its primary third party vendors that they will have resolved any Year 2000 problems and anticipates that its vendors also will have resolved any Year 2000 problems. There can be no assurances, however, that the Bank's plan or the performance by the Bank's vendors will be effective to remedy all potential problems. To the extent the Mid-Tier Holding Company's systems are not fully Year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a materially adverse effect on the Company's business, financial condition, results of operations, cash flows, and business prospects. Further, any Year 2000 failure on the part of the Bank's customers could result in additional expense or loss to the Bank. The Company and the Bank expect to be in year 2000 compliance by the end of 1998.

Risk of Delay

         The Subscription and Community Offering will expire at Noon, Philadelphia Time, on __________ ____ 1998, unless extended by the Primary Parties. However, unless waived by the Primary Parties, all orders will be irrevocable unless the Conversion and Reorganization is not completed by ________ ____ 1998. In the event the Conversion and Reorganization is not completed by ________ ____, 1998, subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest.

Dissenters' Rights

         Pursuant to Pennsylvania Business Corporation Law, Public Stockholders will have dissenters' rights or rights of appraisal in connection with the Conversion and Reorganization.

                           THISTLE GROUP HOLDINGS, CO.

         Thistle Group Holdings, Co. ("the Company") was organized in March of 1998 at the direction of the Board of Directors of the Bank for the purpose of holding all of the capital stock of the Bank in order to facilitate the Conversion and Reorganization. The Mutual Holding Company and the Mid-Tier
Holding Company are presently subject to regulation by the OTS. After the Conversion and Reorganization, the Company will be subject to OTS regulations. The Company has applied to the OTS for authority to acquire 100% of the Bank Common Stock and become the savings and loan holding company of the Bank. This application has been approved subject to certain conditions. The Conversion and Reorganization is contingent upon various approvals from the OTS. See "REGULATION -- Company Regulation." Upon consummation of the Conversion and Reorganization, the Company will have no significant assets other than all of the outstanding shares of Bank Common Stock, an outstanding loan to the ESOP, a portion of the net proceeds of the Offering retained by the Company and various investments previously held by the Mutual Holding Company and the Mid-Tier Holding Company. The Company will have no significant liabilities. See "USE OF PROCEEDS." Initially, the management of the Company and the Bank will be substantially similar. The Company will neither own nor lease any property but will instead use the premises, equipment and furniture of the Bank. At present time the Company does not intend to employ any persons other than executive officers who are also executive officers of the Bank. The Company will utilize the support staff of the Bank from time to time. Additional employees will be hired as appropriate to the extent that the Company expands or changes its future business activities.

         Management believes that the holding company structure will provide the Company with additional flexibility to diversify its business activities through existing or newly formed subsidiaries or through acquisitions of or mergers with other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements regarding such opportunities or transactions, the Company will be in a position after the Conversion and Reorganization subject to regulatory limitations and the Company's financial position to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds to be retained by the Company from the Conversion and Reorganization and earnings thereon as well as dividends from the Bank. See "USE OF PROCEEDS" and "DIVIDEND POLICY."

         After the completion of the Conversion and Reorganization, the Company is expected to conduct business initially as a unitary thrift holding company. See "BUSINESS OF THISTLE GROUP HOLDINGS, CO." The Company's executive office is located at the home office of the Bank at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128 and its telephone number is (215) 483-2800.

                          THISTLE GROUP HOLDINGS, INC.

         Thistle Group Holdings, Inc. (i.e., the "Mid-Tier Holding Company") was organized in March 1997 at the direction of the Board of Directors of the Bank for the purpose of holding all of the capital stock of the Bank. The Mid-Tier Holding Company acquired all of the outstanding stock of the Bank in a one-for-one stock exchange consummated on September 30, 1997. The Mid-Tier Holding Company has received the approval of the OTS to become, and is currently, a thrift holding company, and as such is subject to regulation by the OTS. After the Conversion and Reorganization the Mid-Tier Holding Company will cease to exist and the Company will become the holding company for the Bank.

         The Mid-Tier Holding Company's executive office is located at the home office of the Bank at 6060 Ridge Avenue, Pennsylvania 19128, and its telephone number is (215) 483-2800.

                    ROXBOROUGH-MANAYUNK FEDERAL SAVINGS BANK

General

         Roxborough-Manayunk is a federally-chartered stock savings association, which was originally chartered as a mutual savings association through the combination of 11 building and loan associations as Roxborough-Manayunk Federal Savings and Loan Association (the "Association") on May 3, 1939, at which time the Association's accounts were insured by the Federal Savings and Loan Insurance Corporation ("FSLIC") and currently the Savings Association Insurance Fund ("SAIF"). In 1939, the Association became a member of the FHLB System. On December 31, 1992, the Association reorganized from a mutual savings association into a mutual holding company named FJF Financial, M.H.C. and chartered a new stock savings bank named Roxborough-Manayunk Federal Savings Bank. Effective as of the close of business September 30, 1997, the Bank completed the formation of a middle- tier stock holding company (i.e., Thistle Group Holdings, Inc.) whereby the Bank became a wholly-owned subsidiary of the Mid-Tier Holding Company, which in turn is over 80% owned by the Mutual Holding Company. The Bank serves the Pennsylvania counties of Philadelphia and Delaware through a network of six offices, providing a full range of retail banking services, with emphasis on the origination of one-to-four family residential mortgages.

         The Bank is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans secured by one to four-family residences. One- to four-family residential loans amounted to $71.4 million, or 72.4%, of the Bank's total loan portfolio at December 31, 1997. In addition, the Bank originates consumer loans, such as home equity loans, and multi-family and nonresidential real estate loans. Such loans generally provide for higher interest rates and shorter terms than single-family residential real estate loans. At December 31, 1997, the Bank's net consumer loans amounted to $8.2 million or 8.3% of the Mid-Tier Holding Company's total assets. To a lesser extent, the Bank originates loans secured by existing multi-family residential and nonresidential real estate, which amounted to $6.3 million or 6.4%, and $10.3 million or 10.4%, respectively, of the total loan portfolio at December 31, 1997. At December 31, 1997, the Bank also held $26,327,000 of U.S. Government and federal agency obligations and $111,486,000 of mortgage-backed securities which are insured by federal agencies.

Regulation

         The Bank is subject to examination and comprehensive regulation by the OTS, which is the Bank's chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which, as administrator of the SAIF, insures the Bank's deposits up to applicable limits. The Bank also is subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks comprising the FHLB System. See "REGULATION."

Office

         The Bank's principal executive office is located at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128 and its telephone number is (215) 483-2800.

                              FJF FINANCIAL, M.H.C.

         The Mutual Holding Company is a federally chartered mutual holding company which was chartered on December 31, 1992, in connection with the MHC Reorganization. The Mutual Holding Company's primary asset is 1,415,000 shares of Mid-Tier Common Stock, which represent 87.29% of the shares of Mid-Tier Common Stock outstanding as of December 31, 1997. Prior to the Conversion and Reorganization, each depositor in the Bank has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the value in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Bank, with the Bank being the surviving entity.

                                 USE OF PROCEEDS

         Net proceeds from the sale of the Conversion Stock are estimated to be between $65.6 million and $89.0 million ($102.4 million assuming an increase in the Offering Price Range by 15%). See "Pro Forma Data" as to the assumptions used to arrive at such amounts.

         The Company plans to contribute to the Bank 50% of the net proceeds from the Offerings and retain the remainder of the net proceeds. The Company anticipates that after the loan to the ESOP and after contributing 50% of the funds raised in the Conversion and Reorganization to the Bank, it will have approximately $38.6 million (based upon the sale of 9,034,834 shares of Common Stock) which it intends to loan to the Bank. The Bank will invest these funds, initially in short interest-bearing deposits and short and intermediate term securities. The Company intends to use a portion of the net proceeds to make a loan directly to the ESOP to enable the ESOP to purchase 8.0% of the Conversion Stock. Based upon the issuance of 6,677,927 shares and 9,034,834 shares of Conversion Stock at the minimum and maximum of the Offering Price Range, respectively, the loan to the ESOP would be $5.3 million and $7.2 million, respectively. It is anticipated that the loan to the ESOP will have a term of not less than 15 years and a fixed rate of interest at the prime rate as of the date of the loan. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan." The net proceeds retained by the Company also may be used to support the future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, including the acquisition of other financial institutions and/or branch offices, although there are no current plans, arrangements, understandings or agreements regarding such expansion, diversification or acquisitions. The Bank does, however, continually evaluate additional branching opportunities that will complement existing operations or support expansion into growth markets. No assurance can be given, however, that such expansion will occur during 1998. In addition, subject to applicable regulatory limitations, the net proceeds also may be used to repurchase shares of Common Stock. See "THE CONVERSION AND REORGANIZATION -- Certain Restrictions on Purchase or Transfer of Shares after the Conversion and Reorganization." The portion of the net proceeds contributed to the Bank will be used for general corporate purposes, primarily investment in residential real estate loans and will be initially used to invest primarily in short-term interest-bearing deposits and marketable securities.

         In addition, a portion of the proceeds may be used to fund open market purchases of Common Stock for the Recognition Plan if such plan is approved by stockholders. The estimated cost of such plans is dependent upon the price paid for the shares in the open market. If Common Stock equal to 4% at the maximum of the Offering Range, or 361,393 shares, was purchased for the Recognition Plan at $10 per share, the cost would be $3.6 million. See "MANAGEMENT OF ROXBOROUGH-MANAYUNK FEDERAL SAVINGS BANK -- Recognition Plan."

                                 DIVIDEND POLICY

         Upon completion of the Conversion and Reorganization, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. Following consummation of the Conversion and Reorganization, the Board of Directors of the Company will consider the payment of cash dividends on the Common Stock. Declarations of dividends by the Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's and the Bank's financial condition, results of operations, cash flows, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. The Company intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs.

         Dividends from the Company after the Conversion and Reorganization will depend, in part, upon receipt of dividends from the Bank, because the Company initially will have no source of income other than dividends from the Bank, earnings from the investment of proceeds from the sale of Conversion Stock retained by the Company, and interest on the ESOP loan. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings institutions and the least flexibility being afforded to under-capitalized or Tier 3 savings institutions. As of December 31, 1997, the Bank was a Tier 1 savings institution and is expected to continue to so qualify immediately following the consummation of the Conversion and Reorganization. However, for a period of one year following the completion of the Conversion and Reorganization, the Bank will not pay any dividends that would be treated for tax purposes as a return of capital nor take any actions to pursue or propose such dividends.

         Any payment of dividends by the Bank to the Company which would be deemed to be a distribution from the Bank's pre-1988 bad debt reserves for federal income tax purposes would require a payment of taxes at the then-current tax rate by the Bank on the amount of earnings deemed to be removed from the reserves for such distribution. The Bank has no current intention of making any distribution that would create such a federal tax liability either before or after the Conversion and Reorganization. See "REGULATION --Federal and State Taxation."

         Unlike the Bank, the Company is not subject to the aforementioned regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends will be, in part, dependent upon dividends from the Bank in addition to the net proceeds retained by the Company and earnings thereon. The Company is subject, however, to the requirements of Pennsylvania law.

                             MARKET FOR COMMON STOCK

         There is no established market for the Mid-Tier Common Stock. The Company Common Stock, which will be received after the Conversion and Reorganization in the form of Exchange Shares, will be more liquid after the Conversion and Reorganization than the Mid-Tier Common Stock because there will be significantly more outstanding shares owned by the public. However, there can be no assurance that an active and liquid trading market for the Common Stock will be maintained.

         The Company has received conditional approval to have its Common Stock listed on the Nasdaq National Market under the symbol "__________". There are various requirements for qualification and continued quotation of the Common Stock on the Nasdaq National Market including a minimum number of market makers for the Common Stock. The Company will seek to encourage and assist market makers to make a market in its Common Stock, and, based upon the number of market makers for the Public Mid-Tier Shares, believes that enough market makers will make a market in the Common Stock in order to continue listing the Common Stock on the Nasdaq National Market. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements.

         Sandler has advised the Company that it will assist the Company in obtaining additional market makers, if necessary, but there can be no assurance that additional market makers will be identified. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Additionally, the development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. In the event that institutional investors buy a relatively large proportion of the Offering, the number of active buyers and sellers of the Common Stock at any particular time may be limited. There can be no assurance that persons purchasing Common Stock will be able to sell their shares at or above the Subscription Price. Therefore, purchasers of Common Stock should have a long-term investment intent and should recognize that a possibly limited trading market may make it difficult to sell the Common Stock after the Conversion and may have an adverse effect on the price of the Common Stock.

         At December 31, 1997, there were 1,621,000 shares of Mid-Tier Common Stock outstanding, including 206,000 Public Mid-Tier Shares, which were held of record by approximately 32 stockholders (including the ESOP). There is no liquid market for Public Mid-Tier Shares. Public Mid-Tier Shares will automatically, without further action by such holders thereof, be converted into and become a right to receive a number of shares of Common Stock that is determined pursuant to the Exchange Ratio. See "The Conversion and Reorganization -- The Exchange Ratio."

                                 CAPITALIZATION

         The following table presents, as of December 31, 1997, the unaudited historical capitalization of the Mid-Tier Holding Company and its consolidated subsidiaries, including the Bank, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion and Reorganization, and other assumptions set forth below and under "Pro Forma Data."

                                                                   Company Pro Forma Based Upon Sale at $10.00 Per share
                                                             ---------------------------------------------------------------------
                                                                 Shares            Shares             Shares         Shares
                                                               (Minimum           (Midpoint          (Maximum     15% above Max
                                              Bank           of Estimated       of Estimated       of Estimated   of Estimated
                                            Historical        Price Range)       Price Range)       Price Range)   Price Range)
                                            ----------        ------------       ------------       ------------   ------------
                                                                                 (In Thousands)

Deposits...................................  $230,558           $230,558           $230,558           $230,558          $230,558
Total Deposits and Borrowed funds..........  $238,442           $238,442           $238,442           $238,442          $238,442
                                              =======            =======            =======            =======           =======
Stockholders' equity:
  Preferred................................        --                 --                 --                 --                --
  Common...................................       162                 67                 79                 90               104
  APIC.....................................    18,455             65,549             77,187             88,824           102,206
  Retained Earnings........................     8,463              8,463              8,463              8,463             8,463
Less:
  Expense of foundation....................        --                 --                 --                 --                --
Plus:
  Tax effect of foundation.................        --                 --                 --                 --                --
  Net unrealized g/(1) on AFS, net.........     1,390              1,390              1,390              1,390             1,390
Less:
  Common Stock acquired by ESOP............        --              5,342              6,285              7,228             8,312
  Common Stock acquired by MRP.............        --              2,671              3,143              3,614             4,156
                                              -------             ------             ------            -------           -------

Total Stockholders' equity.................   $28,470            $67,456            $77,691            $87,925           $99,695
                                               ======             ======             ======             ======            ======


---------------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Offering Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offering Price or to fill the order of the ESOP.
(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(3) Assumes that (i) the 206,000 Public Mid-Tier Shares outstanding at December 31, 1997 are exchanged for 4.7188, 5.5516, 6.3843, and 7.3420 shares at the minimum midpoint maximum and 15% above the maximum of the Offering Price Range, respectively; and (ii) that no cash in lieu of fractional Exchange Shares will be issued by the Company. No effect has been given to the issuance of additional shares of Common Stock pursuant to existing and proposed stock option plans as opposed to purchases in the open market. See "PRO FORMA DATA."
(4) The Mid-Tier Holding Company has 10,000,000 shares of common stock authorized with a par value of $0.10 per share. The Company has 40,000,000 shares of Common Stock authorized with a par value of $0.10 per share.

(5) The Mid-Tier Holding Company has 2,000,000 shares of Preferred Stock authorized with no par value, none of which is outstanding. The Company has 2,000,000 shares of Preferred Stock authorized, no par value per share, none of which are currently outstanding or will be outstanding after the completion of the Conversion and Reorganization.
(6) The pro forma retained earnings include $3,053,000 of assets of the Mutual Holding Company. The retained earnings of the Mid-Tier Holding Company will be substantially restricted after the Conversion and Reorganization by virtue of the liquidation account to be established by the Bank in connection with the Conversion and Reorganization. See "THE CONVERSION AND REORGANIZATION -- Liquidation Rights." In addition, certain distributions of the Bank's retained earnings may be treated as being from its pre-1988 accumulated bad debt reserve for tax purposes which would cause the Bank to have additional taxable income and financial statement expense. See "REGULATION -- Federal and State Taxation."
(7) Assumes that 8% and 4% of the shares sold in the Offering will be purchased by the ESOP and the Recognition Plan, respectively. No shares will be purchased by the Recognition Plan in the Conversion and Reorganization. It is assumed on a pro forma basis that the Recognition Plan will be adopted by the Board of Directors, approved by the stockholders at a special or annual meeting no earlier than six months after completion of the Conversion and Reorganization and reviewed by the OTS. It is assumed that the Recognition Plan will purchase Common Stock in the open market in order to give an indication of its effects on capitalization. The pro forma presentation does not show the impact of: (i) results of operations after the Conversion and Reorganization; (ii) changes in market prices of shares of the Common Stock after the Conversion and Reorganization; or (iii) a smaller than 4% purchase by the Recognition Plan. Assumes that the funds used to acquire the ESOP shares will be borrowed from the Company for a 15 year term. For an estimate of impact of the ESOP on earnings, see "PRO FORMA DATA." The Bank intends to make contributions to the ESOP sufficient to service and ultimately retire its debt. The amount to be acquired by the ESOP and the Recognition Plan is reflected as a reduction in stockholder equity. The issuance of authorized but unissued shares for the Recognition Plan in an amount equal to 4% of the amount of Conversion Stock in the Offering will have the effect of diluting existing stockholders' interests by __________%. There can be no assurance that approval of the Recognition Plan will be obtained. See "MANAGEMENT OF THE BANK -- Potential Stock Benefit Plans."

                   HISTORICAL AND PRO FORMA CAPITAL COMPLIANCE

         The following table presents the historical regulatory capital of the Bank at December 31, 1997, and the pro forma regulatory capital of the Bank as of that date, after giving effect to the Conversion and the Reorganization, based upon the minimum, midpoint, maximum and 15% above the maximum of the Offering Range, respectively. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "USE OF PROCEEDS," "CAPITALIZATION" and "PRO FORMA DATA." The definitions of the terms used in the table are those provided in the capital regulations issued by the OTS. For a discussion of the capital standards applicable to the Bank, see "REGULATION - Savings Institution Regulation - Regulatory Capital Requirements."

                                                                         Pro Forma as of December 31, 1997
                                                            ------------------------------------------------------------------------
                                                                                                                    $119,025,000
                                       Historical, as of    $76,500,000         $90,000,000        $103,500,000        Maximum
                                       December 31, 1997      Minimum             Midpoint           Maximum         as adjusted
                                       -----------------  ------------------  -----------------  ----------------  -----------------
                                                Percent            Percent            Percent           Percent           Percent
                                      Amount   of Assets   Amount  of Assets  Amount  of Assets  Amount of Assets  Amount of Assets
                                                                 (Dollars in Thousands)
GAAP Capital........................  $28,470    10.44%   $53,265   17.91%    $57,675  19.10%   $62,085  20.27%   $67,157   21.57%
                                       ======    =====     ======   =====      ======  =====     ======  =====     ======   =====

Tangible Capital(1)(2)..............  $25,828     9.51%   $50,623   17.08     $55,033  18.30    $59,443  19.48    $64,515   20.79
Tangible Capital Requirement........    4,074     1.50      4,446    1.50       4,512   1.50      4,578   1.50      4,654    1.50
                                       ------    -----      -----    -----      -----   -----     -----   -----     -----    -----
Excess..............................  $21,754     8.01%   $46,177   15.58%    $50,521  16.80%   $54,865  17.98%   $59,861   19.29%
                                       ======    =====     ======   =====      ======  =====     ======  =====     ======   =====

Core Capital(1)(2)(3)...............  $25,828     9.51%   $50,623   17.08%    $55,033  18.30%   $59,443  19.48%   $64,515   20.79%
Core Capital Requirement............    8,148     3.00      8,892    3.00       9,024   3.00      9,156   3.00      9,309    3.00
                                       ------    -----      -----    -----      -----   -----     -----   -----     -----    -----
Excess..............................  $17,680     6.51%   $41,731   14.08%    $46,009  15.30%   $50,287  16.48%   $55,206   17.79%
                                       ======    =====     ======   =====      ======  =====     ======  =====     ======   =====

Total Risk-Based Capital(1)(2)(4)(5)  $26,611    28.62%   $51,406   50.71%    $55,816  54.26%   $60,226  57.71%   $65,298   61.55%
Risk-Based Capital Requirement......    7,438     8.00      8,110    8.00       8,229   8.00      8,349   8.00      8,487    8.00
                                       ------    -----      -----    -----      -----   -----     -----   -----     -----    -----
Excess..............................  $19,173    20.62%   $43,296   42.71%    $47,587  46.26%   $51,877  49.71%   $56,811   53.55%
                                       ======    =====     ======   =====      ======  =====     ======  =====     ======   =====


-----------------
(1) Net unrealized gains or losses on securities classified as available for sale are excluded from regulatory capital when computing core and risk-based capital. The net unrealized gain on securities classified as available for sale amounted to $2,058,000 as of December 31, 1997.
(2) Tangible capital is computed as a percentage of adjusted total assets of $271,600,000 prior to the consummation of the Offerings and $296,395,000, $300,805,000, $305,215,000 and $310,287,000 following the issuance of
     7,650,000,  9,000,000,  10,350,000 and 11,902,500 shares of Common Stock in the Conversion and Reorganization, respectively. Core capital is computed as a percentage of adjusted total assets of $271,600,000 prior to the consummation of the Offerings and $296,395,000, $300,805,000, $305,215,000
     and $310,287,000 following the issuance of 7,650,000, 9,000,000, 10,350,000 and 11,920,500 shares of Common Stock in the Conversion and Reorganization, respectively. Risk-based capital is computed as a percentage of adjusted risk-weighted assets of $92,980,000 prior to the consummation of the Offerings and $101,371,000, $102,869,000, $104,367,000 and $106,090,000
     following the issuance of 7,650,000,  9,000,000,  10,350,000 and 11,920,500
     shares of Common Stock in the Conversion and Reorganization, respectively.
(3) Does not reflect proposed amendments to regulatory capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations. See "REGULATION - Savings Institution Regulation - Regulatory Capital Requirements."
(4) The pro forma risked-based capital ratios (i) reflect the receipt by the Bank of the assets held by the Mutual Holding Company and of 50% of the estimated net proceeds from the Offerings, and a reduction due to the Restricted Stock Plan purchase and the ESOP purchase, (ii) assume no repayment of FHLB advances, and (iii) assume the investment of the net remaining proceeds received by the Bank in assets that have a 20% risk-weighting, as if such net proceeds had been received and so applied at December 31, 1997.
(5) Risk-weighted assets on a pro forma basis are calculated based on the percentage of risk-weighted assets to leveraged assets at December 31, 1997. Includes the $__________ million of general allowance for loan losses that was included in risk-based capital as of December 31, 1997.

                                 PRO FORMA DATA

         The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed. However, net proceeds are currently estimated to be between $65.6 million and $89.0 million (or $102.4 million in the event the Offering Price Range is increased by 15%) based upon the following assumptions: (i) no fees will be paid to Sandler on shares purchased by (x) the ESOP or by (y) officers, directors and associates thereof; (ii) Sandler will receive a fee equal to 1.25% of the aggregate Purchase Price for sales in the Subscription and Community Offering (excluding the sale of shares by the ESOP and to officers, directors or employees or members of their immediate families); and (iii) total expenses, excluding the marketing fees to be paid to Sandler, will be approximately $395,000. Actual expenses may vary from those estimated.

         Pro forma net earnings have been calculated for the year ended December 31, 1997 as if the Conversion Stock to be issued in the Offerings had been sold (and the Exchange Shares issued) at the beginning of the respective periods and the net proceeds had been invested at the one year Treasury Bill Rate which was 5.55% as of December 31, 1997. The Treasury Bill Rate was required to be utilized in the Business Plan and more nearly reflects the actual and anticipated yields available on invested funds. The effect of withdrawals from deposit accounts for the purchase of Conversion Stock has not been reflected. An effective combined federal and state tax rate of 42.0% has been assumed for the periods, resulting in an after-tax yield of 3.22% for the year ended December 31, 1997. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock, as adjusted to give effect to the shares purchased by the ESOP and Recognition Plan. See Notes 1 and 2 to the tables below. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "USE OF PROCEEDS," the Company intends to retain 50% of the net proceeds from the Offerings. The Company intends to make a loan to fund the purchase by the ESOP an amount of Conversion Stock equal to up to 8% of the Common Stock sold in the Conversion and Reorganization.

         At the consummation of the Conversion and Reorganization, 972,073, 1,143,630, 1,315,166, and 1,512,452 of Common Stock, at the minimum, midpoint, maximum and 15% above the maximum, respectively, will be issued to Public Stockholders pursuant to the Exchange. See "THE CONVERSION AND REORGANIZATION -- The Exchange Ratio."

         No effect has been given in the tables to the issuance of additional shares of Common Stock pursuant to existing and proposed stock option plans as opposed to purchases in the open market. See "MANAGEMENT OF THE BANK -- Benefit Plans." The tables below give effect to the Recognition Plan, which is expected to be adopted by the Company following the Conversion and Reorganization and presented (together with the Stock Option Plan) to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the consummation of the Conversion and Reorganization. If the Recognition Plan is approved by stockholders, the Recognition Plan intends to acquire an amount of Common Stock equal to 4.0% of the shares of Conversion Stock issued in the Offerings, either through open market purchases or from authorized but unissued shares of Common Stock. No effect has been given to (i) the Company's results of operations after the Conversion and Reorganization, or
(ii)  the  market   price  of  the  Common  Stock  after  the   Conversion   and
Reorganization.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as being indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of pro forma assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP"). The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

                                                                  At or For the Year Ended December 31, 1997
                                                        -----------------------------------------------------------------
                                                                                                              Maximum,
                                                           Minimum          Midpoint         Maximum       as adjusted
                                                          6,677,927        7,856,370        9,034,834      10,390,048
                                                          Shares at        Shares at        Shares at       Shares at
                                                           $10.00            $10.00          $10.00          $10.00
                                                          Per Share        Per Share        Per Share      Per Share(1)
                                                          ---------        ---------        ---------      ------------
                                                                                              (Dollars in Thousands)
Gross proceeds ......................................   $     66,779     $     78,564     $     90,348     $    103,900
Less expenses .......................................          1,163            1,298            1,434            1,590
                                                        ------------     ------------     ------------     ------------
  Estimated net proceeds ............................         65,616           77,266           88,914          102,310
  Less:  Common Stock purchased by ESOP(2) ..........         (5,342)          (6,285)          (7,228)          (8,312)
  Less:  Common Stock purchased by RSP(3) ...........         (2,671)          (3,143)          (3,614)          (4,156)
                                                        ------------     ------------     ------------     ------------
    Estimated net proceeds, as adjusted .............   $     57,603     $     67,838     $     78,072     $     89,842
                                                        ============     ============     ============     ============

Consolidated net income
  Historical(4) .....................................   $      3,354     $      3,354     $      3,354     $      3,354
  Pro forma income on net proceeds ..................          1,855            2,184            2,514            2,893
  Pro forma ESOP adjustment(2) ......................           (207)            (243)            (279)            (321)
  Pro forma RSP adjustment(3) .......................           (310)            (365)            (419)            (482)
                                                        ------------     ------------     ------------     ------------
    Pro forma net income ............................   $      4,692     $      4,930     $      5,170     $      5,444
                                                        ============     ============     ============     ============
Per share net income (reflects SOP 93-6)(5)(6)(7):
  Historical ........................................   $       0.47     $       0.40     $       0.35     $       0.30
  Pro forma income on net proceeds ..................           0.26             0.26             0.26             0.26
  Pro forma ESOP adjustment(2) ......................          (0.03)           (0.03)           (0.03)           (0.03)
  Pro forma RSP adjustment(3) .......................          (0.04)           (0.04)           (0.04)           (0.04)
                                                        ------------     ------------     ------------     ------------
    Pro forma net income per share(5) ...............   $       0.66     $       0.59     $       0.54     $       0.49
                                                        ============     ============     ============     ============
Purchase Price as a multiple of pro forma earnings(4)         15.15x           16.95X           18.52x           20.41x
                                                        ============     ============     ============     ============
Number of shares used in earnings per share
  calculations ......................................      7,419,000        8,727,000       10,036,000       11,542,000
                                                        ============     ============     ============     ============

Stockholders' equity(8):
  Historical ........................................   $     28,470     $     28,470     $     28,470     $     28,470
  Estimated net proceeds ............................         65,616           77,266           88,914          102,310
  Add:  Assets consolidated from MHC ................             90               90               90               90
  Less:  Common Stock acquired by ESOP(2) ...........         (5,342)          (6,285)          (7,228)          (8,312)
  Less:  Common Stock acquired by RSP(3) ............         (2,671)          (3,143)          (3,614)          (4,156)
                                                        ------------     ------------     ------------     ------------
    Pro forma stockholders' equity ..................   $     86,163     $     96,398     $    106,632     $    118,402
                                                        ============     ============     ============     ============
Book value per share(5)(6)(7):
  Historical combined ...............................   $       3.72     $       3.16     $       2.75     $       2.39
  Estimated net proceeds ............................           8.58             8.59             8.59             8.60
  Add:  Assets consolidated from MHC ................           0.01             0.01             0.01             0.01
  Less:  Common Stock acquired by ESOP(2) ...........          (0.70)           (0.70)           (0.70)           (0.70)
  Less:  Common Stock acquired by RSP(3) ............          (0.35)           (0.35)           (0.35)           (0.35)
                                                        ------------     ------------     ------------     ------------
    Pro forma stockholders' equity per share(4) .....   $      11.26     $      10.71     $      10.30     $       9.95
                                                        ============     ============     ============     ============

Purchase Price as a percent of pro forma equity .....          88.81%           93.37%           97.09%          100.50%
                                                        ============     ============     ============     ============
Number of shares used in book value per share
  calculations ......................................      7,650,000        9,000,000       10,350,000       11,902,500
Pro forma equity as a percent of pro forma assets ...               %                %                %                %

                                                   (footnotes on following page)

--------------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the Offering Range to reflect changes in market and financial conditions following the commencement of the Offerings.
(2) Assumes that 8% of shares of Conversion Stock offered in the Offerings will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from the net proceeds of the Offerings retained by the Company. The Bank intends to make annual contributions to the ESOP in an amount at least equal to the principal of the debt and interest due. The ESOP debt is payable over 15 years. Statement of Position ("SOP") 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the ESOP shares are allocated in fifteen equal annual installments and the fair value of the Company's stock remains at the Purchase Price and the effective tax rates are assumed to be __________%. The unallocated ESOP shares are reflected as a reduction of stockholders' equity. No reinvestment is assumed on proceeds contributed to fund the ESOP. The pro forma net income further assumes (i) that 36,000, 42,000, 48,000 and 54,000 shares were committed to be released during the fiscal year ended December 31, 1997, in each case at the minimum, midpoint, maximum, and 15% above maximum, respectively, and (ii) in accordance with SOP 93-6, only the ESOP shares committed to be released during the respective periods were considered outstanding for purposes of net income per share calculations. See "MANAGEMENT OF THE BANK -Benefits - Employee Stock Ownership Plan."
(3) Subject to the approval of the Company's stockholders, the Recognition Plan intends to purchase an aggregate number of shares of Common Stock equal to 4% of the shares of Conversion Stock to be sold in the Offerings. The shares may be acquired directly from the Company, or through open market purchases. The funds to be used by the Recognition Plan to purchase the shares will be provided by the Bank or the Company. See "MANAGEMENT OF THE COMPANY - Proposed Future Stock Benefit Plans - Management Recognition Plan." Assumes that the Recognition Plan acquires the shares through open market purchases at the Purchase Price with funds contributed by the Bank, and that 20% of the amount contributed to the Recognition Plan is amortized as an expense during the fiscal year ended December 31, 1997. If the Recognition Plan purchases authorized but unissued shares instead of making open market purchases, (i) the voting interests of then existing stockholders would be diluted by approximately 3.74%, (ii) the pro forma net income per share for the fiscal year ended December 31, 1997 would be $0.64, $0.58, $0.53 and $0.48 and pro forma stockholders' equity at December 31, 1997 would be $10.88, $10.35, $9.96 and $9.61 in each case at the minimum, midpoint, maximum, and 15% above maximum of the Offering Range, respectively.
(4) Historical net income includes $__________. Absent such $__________, adjusted earnings per share would be $20.83, $22.73, $24.39 and $27.03, at the minimum, midpoint, maximum, and maximum, as adjusted, respectively.
(5) Per share figures include Exchange Shares that will be exchanged for Public Mid-Tier Shares. Net income per share computations are determined by taking the number of shares of Common Stock assumed to be issued in the Conversion and Reorganization and, in accordance with SOP 93-6, subtracting the ESOP shares that have not been committed for release during the respective period. See Note 2 above. The number of Exchange Shares to be issued were then added to such amounts. The number of shares of Conversion Stock actually sold and the corresponding number of Exchange Shares may be more or less than the assumed amounts.
(6) No effect has been given to the issuance of additional shares of Common Stock pursuant to the 1998 Option Plan, which is expected to be adopted by the Company following the Offerings and presented to stockholders for approval at the Company's 1998 Annual Meeting. An amount equal to 10% of the Conversion Stock sold in the Offerings will be reserved for future issuance upon the exercise of options to be granted under the 1998 Option Plan, if approved by stockholders. The issuance of authorized but previously unissued shares of Common Stock pursuant to the exercise of options under such plan would dilute existing stockholders' interests. Assuming stockholder approval of the 1998 Option Plan, that all the options were exercised at the end of the period at an exercise price equal to the Purchase Price per share shown for each column, and that the Recognition Plan purchases shares in the open market at such purchase price per share, (i) pro forma net income per share for the year ended December 31, 1997 would be $0.60, $0.54, $0.49 and $0.45 and pro forma stockholders' equity per share at December 31, 1997 would be $11.16, $10.65, $10.28 and $9.95, in each case at the minimum, midpoint, maximum and 15% above maximum of the Offering Range, respectively.
(7) Per share figures include Exchange Shares that will be exchanged for Public Mid-Tier Shares. Book value per share calculations are based upon the sum of (i) the number of shares of Conversion Stock assumed to be sold in the Offering, and (ii) Exchange Shares equal to the minimum, midpoint, maximum and 15% above maximum of the Offering Range, respectively. The Exchange Shares reflect an Exchange Ratio of 4.7188, 5.5516, 6.3843, and 7.3420, respectively, at the minimum, midpoint, maximum, and 15% above maximum of the Offering Range, respectively. The number of Conversion Stock actually sold and the corresponding number of Exchange Shares may be more or less than the assumed amounts.
(8) The retained earnings of Mid-Tier will be substantially restricted after the Conversion and Reorganization. See "DIVIDEND POLICY," "THE CONVERSION AND REORGANIZATION - Effects of the Conversion and Reorganization - Effect on Liquidation Rights" and "REGULATION - Savings Institution Regulation - Dividend and Other Capital Distribution Limitations." Direct costs beyond estimated offering expenses related to the sale of Common Stock, if the Offerings are completed, will be recorded as a reduction in proceeds and applied to paid in capital. If the Conversion and Reorganization is not consummated, such costs will be charged to expenses. At December 31, 1997, no such costs had been incurred or accrued. The Common Stock of the Company is being offered in the Conversion and Reorganization.

                   THISTLE GROUP HOLDINGS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Year Ended December 31,
                                                            --------------------------------------------
                                                                 1997            1996            1995
                                                            ------------    ------------    ------------
INTEREST INCOME:
  Interest on loans                                         $  8,763,057    $  8,602,904    $  8,689,150
  Interest on mortgage-backed securities                       6,491,208       6,554,426       5,891,955
  Interest and dividends on investments                        5,328,034       5,106,685       5,209,146
                                                            ------------    ------------    ------------
     Total interest income                                    20,582,299      20,264,015      19,790,251
                                                            ------------    ------------    ------------
INTEREST EXPENSE:
  Interest on deposits                                        10,538,158      10,599,955      10,172,631
  Other                                                          464,284         469,178         472,932
                                                            ------------    ------------    ------------
      Total interest expense                                  11,002,442      11,069,133      10,645,563
                                                            ------------    ------------    ------------
NET INTEREST INCOME                                            9,579,857       9,194,882       9,144,688
PROVISION FOR LOAN LOSSES                                        120,000         139,194         135,000
                                                            ------------    ------------    ------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                              9,459,857       9,055,688       9,009,688
                                                            ------------    ------------    ------------
OTHER INCOME:
  Gain on sales of loans                                           8,992                          61,922
  Gain on sale of deposit liabilities                          2,234,268
  Loss on sale of mortgage-backed securities                                                     (30,994)
  Rental income                                                  173,776         163,822         157,031
  Other                                                          391,216         419,527         356,426
                                                            ------------    ------------    ------------
     Total other income                                        2,808,252         583,349         544,385
                                                            ------------    ------------    ------------
OTHER EXPENSES:
  Salaries                                                     2,718,471       2,620,365       2,576,090
  Amortization of goodwill                                        32,544         114,547         200,461
  Office occupancy                                               477,232         500,515         500,448
  Depreciation                                                   240,037         265,582         332,957
  Telephone and postage                                          163,666         171,269         170,977
  Pension and profit-sharing                                     905,145         533,898         549,697
  Federal insurance premium                                      158,195         572,161         554,827
  SAIF special assessment                                      1,533,127
  Stationery, printing and supplies                              111,996         128,070         110,155
  Payroll taxes                                                  190,507         194,422         197,174
  Other employee benefits                                        203,601         228,570         241,470
  Directors' fees                                                125,200         130,800         120,700
  Furniture, fixture and equipment expense                       215,401         215,474         204,835
  Director, officer and employee expenses                        172,355         157,204         159,668
  Professional services                                          321,765         351,371         233,619
  Advertising                                                    118,265         186,013         150,064
  Writedown of trustee receivable                                              1,180,628
  Other                                                          669,736         806,263         931,737
                                                            ------------    ------------    ------------
     Total other expenses                                      6,824,116       9,890,279       7,234,879
                                                            ------------    ------------    ------------
INCOME (LOSS) BEFORE INCOME TAXES                              5,443,993        (251,242)      2,319,194
                                                            ------------    ------------    ------------
INCOME TAXES:
  Current                                                      2,083,482          36,234         736,907
  Deferred                                                         6,518          75,766         149,993
                                                            ------------    ------------    ------------
     Total income taxes                                        2,090,000         112,000         886,900
                                                            ------------    ------------    ------------
NET INCOME (LOSS)                                           $  3,353,993    $   (363,242)   $  1,432,294
                                                            ============    ============    ============
BASIC EARNINGS (LOSS) PER SHARE                             $       2.07    $      (0.22)   $       0.88
                                                            ============    ============    ============
Diluted Earnings (Loss) Per Share                           $       2.04    $      (0.22)   $       0.88
                                                            ============    ============    ============

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

         The Mid-Tier Holding Company's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and investment portfolios, and its cost of funds consisting of interest paid on deposits and borrowings. The Mid-Tier Holding Company's net income also is affected by its provision for loan losses, as well as the amount of non-interest income, including gains on sales, loan fees and service charges, and non-interest expense, such as salaries and employee benefits, deposit insurance premiums, occupancy and equipment costs and income taxes. Earnings of the Mid-Tier Holding Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. The discussion herein includes the Mid-Tier Holding Company and the Bank on a consolidated basis. Unless the context requires otherwise, any reference to the Bank, includes the Mid-Tier Holding Company on a consolidated basis.

Business Strategy

         The  Bank's  current  business   strategy  is  to  operate  as  a  well
capitalized, profitable and independent community savings bank dedicated to financing home ownership and providing quality service to customers. The Bank has sought to implement this strategy in recent years by: (1) closely monitoring the needs of customers and providing quality customer service; (2) emphasizing the origination of residential mortgage loans, and home equity loans and offering other personal and family financial services; (3) reducing interest rate risk exposure; (4) controlling operating expenses; (5) improving asset quality; and (6) maintaining capital in excess of regulatory requirements and controlling growth.

         Upon completion of the Conversion, the Mid-Tier Holding Company will focus on operating as a well capitalized, profitable and independent community bank with increased products and services provided to its customers. To implement this strategy, the Mid-Tier Holding Company will (i) use its unitary thrift holding company structure to enhance the Bank's traditional savings association business by building a focused portfolio of investments including equity investments in non-bank financial services firms that complement traditional banking activity, and demonstrate the ability to generate non-interest sensitive forms of revenue; (ii) utilize available capital market opportunities, such as stock repurchases, to enhance stockholder value; (iii) expand the Bank's delivery network by implementing a branching strategy focused on growth markets; (iv) implement a wholesale leverage strategy to enhance earnings per share and growth by matching wholesale funding opportunities with fixed and possibly variable rate assets that assist in the mitigation of balance sheet interest rate sensitivity; (v) utilize stock benefit programs and other incentive to seek experienced personnel to support asset and liability growth; and (vi) enhance the Bank's infrastructure through technology investments to accommodate growth in both existing and new customer segments.

Changes in Financial Condition

         The Bank's assets decreased by $17,681,000 or 6.0% during the fiscal year ended December 31, 1997, due primarily to a net decrease of cash, cash equivalents and investments, as interest-bearing deposits and investments were used to fund the sale to a local financial institution of $37,237,000 in deposits and two branch buildings to a locally headquartered financial institution in May of 1997 ("Branch

Sale"). The Bank's 1996 business plan included the sale of two branches which were outside of its core growth markets.

         Investments (including those available for sale) decreased $10,868,000 or 22.1% from $49,096,000 at December 31, 1996 to $38,228,000 at December 31,
1997 due to such funds being used to fund the sale of deposits. Mortgage-backed securities (including those available for sale) increased $18,077,000 or 19.4% as excess liquidity was invested in mortgage-backed securities due to decreased loan originations. Loans receivable, including loans available for sale, decreased $3,338,000 or 3.3% from $100,773,000 to $97,435,000 due to prepayments exceeding decreased originations.

         The Bank's liabilities similarly decreased by $21,571,000 or 8.0% during the fiscal year ended December 31, 1997, due to a decrease in deposits of $25,988,000 from $256,547,000 to $230,558,000 primarily from the sale to a local financial institution of $37,237,000 in deposits as previously discussed. As a result of the Branch Sale, the Bank recognized a gain on the liabilities sold. Accrued income taxes increased from $86,900 to $2,096,000 due to earnings present in 1997 compared to a loss in 1996.

         The Bank's total stockholders' equity increased by $3,889,000, or 15.8% due mainly to earnings in 1997 and a $655,000 increase in unrealized gains on securities available for sale, offset partially by dividends paid of $165,000 .

         The Bank's assets increased by $4,847,000 or 1.68% during the fiscal year ended December 31, 1996, due primarily to a net increase of cash due the prepayment of mortgage-backed securities during fiscal 1997 as the Bank accumulated liquid assets in anticipation of the Branch Sale as previously discussed.

         The Bank's liabilities increased by $5,414,000 or 2.0% during the fiscal year ended December 31, 1996, due to a $6,363,000 or 2.5% increase in interest-bearing deposits due to management's decision to aggressively seek certificates of deposits to accumulate funds needed for the Branch Sale.

         The Bank's stockholders' equity decreased by $567,000, or 2.3% due mainly to dividends paid of $165,000 and a $363,000 loss experienced by the Bank in the fiscal year ended December 31, 1996.

Results of Operations

         General. The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank reported net income of $1,432,000 and $3,354,000 for the fiscal years ended December 31, 1995 and 1997, respectively, and a net operating loss of $363,000 for the fiscal year ended December 31, 1996.

Balance Sheet. The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                         At
                                    December 31,                            Year Ended December 31,
                                    ------------  ---------------------------------------------------------------------------------
                                        1997              1997                       1996                        1995
                                    -----------  -------------------------  --------------------------  --------------------------
                                                                 Average                     Average                     Average
                                        Yield/   Average          Yield/   Average            Yield/   Average            Yield/
                                         Cost    Balance Interest Cost     Balance Interest   Cost     Balance Interest    Cost
                                        ------  ------- --------  -------  ------- -------- ---------  ------- --------  -------
                                                                          (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1).................... 8.24% $101,472  $ 8,763    8.64% $101,726  $ 8,603    8.46%  $ 99,194   $ 8,689    8.76%
 Mortgage-backed securities............. 7.01    93,427    6,491    6.95    93,925    6,554    6.98     86,653     5,892    6.80
 Cash and investment securities(2)...... 6.31    72,813    4,977    6.84    77,272    4,728    6.12     80,694     4,864    6.03
 Other interest-earning assets.......... 6.81     6,317      351    5.56     6,761      379    5.61      4,964       345    6.95
                                                -------   ------           -------  -------            -------   -------
  Total interest-earning assets......... 7.34   274,029  $20,582    7.51   279,684  $20,264    7.25    271,505   $19,790    7.29
                                                -------   ======           -------   ======            -------    ======
Non-interest-earning assets.............         10,013                      9,529                       8,369
                                                -------                    -------                     -------
  Total assets..........................       $284,042                   $289,213                    $279,874
                                                =======                    =======                     =======

Interest-bearing liabilities:
 Regular savings accounts............... 3.27  $ 35,448  $ 1,133    3.20  $ 39,487  $ 1,233    3.12    $39,460   $ 1,261    3.20
 Senior club savings.................... 4.06    65,868    2,673    4.06    71,117    2,886    4.06     68,953     2,797    4.06
 Certificate accounts................... 5.41   116,523    6,223    5.34   112,756    5,886    5.22    106,731     5,327    4.99
 Other deposit accounts................. 2.03    24,550      509    2.08    26,792      595    2.22     26,991       788    2.92
                                                -------  -------           -------  -------            -------   -------
   Total deposits....................... 4.39   242,389   10,538    4.35   250,152   10,600    4.24    242,135    10,173    4.20
                                                -------   ------           -------   ------            -------    ------
 FHLB borrowings........................ 5.53     7,884      436    5.53     7,884      436    5.53      7,884       436    5.53
 Other liabilities (escrow)............. 1.86     1,730       28    1.62     1,772       33    1.86      1,920        37    1.93
                                                ------- --------           -------   ------            -------   -------
  Total interest-bearing liabilities.... 4.41   252,003  $11,002    4.37   259,808   11,069    4.26    251,939   $10,646    4.23
                                                -------   ======           -------   ------            -------    ======
Non-interest bearing liabilities........          5,020                      4,412                       4,002
                                                -------                    -------                     -------
 Total liabilities......................        257,023                    264,220                     255,941
                                                -------                    -------                     -------
Retained earnings.......................         27,019                     24,993                      23,933
                                                -------                    -------                     -------
 Total liabilities and
   retained earnings....................       $284,042                   $289,213                    $279,874
                                                =======                    =======                     =======
Net interest income.....................                 $ 9,580                    $ 9,195                      $ 9,144
                                                          ======                     ======                       ======
Interest rate spread(3)................. 2.93%                      3.14%                      2.99%                        3.06%
                                        =====                     ======                     ======                       ======
Net yield on interest-
  earning assets(4).....................                            4.66%                      4.38%                        4.49%
                                                                  ======                     ======                       ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities..........                          108.74%                    107.65%                      107.77%
                                                                  ======                     ======                       ======

---------------------------------
(1)  Average balances include non-accrual loans.
(2)  Includes interest-bearing deposits in other financial institutions.
(3)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

         Rate/Volume Analysis. The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                              Year Ended December 31,
                                        -----------------------------------------------------------------------
                                                     1997 vs. 1996               1996     vs.    1995
                                        ----------------------------------  -----------------------------------
                                                  Increase (Decrease)             Increase (Decrease)
                                                        Due to                            Due to
                                        ----------------------------------  -----------------------------------
                                                            Rate/                              Rate/
                                         Volume    Rate    Volume     Net   Volume     Rate    Volume     Net
                                         ------    ----    ------     ---   ------     ----    ------     ---
                                                               (Dollars in Thousands)
Interest income:
 Loans receivable ....................   $ (21)   $ 181    $--      $ 160    $ 222    $(300)   $  (8)   $ (86)
 Mortgage-backed securities ..........     (35)     (28)    --        (63)     494      155       13      662
 Cash and investment securities ......    (273)     554      (32)     249     (206)      73       (3)    (136)
 Other interest earning assets .......     (25)      (3)    --        (28)     125      (67)     (24)      34
                                         -----    -----    -----    -----    -----    -----    -----    -----
  Total interest-earning assets ......   $(354)   $ 704    $ (32)   $ 318    $ 635    $(139)   $ (22)   $ 474
                                         =====    =====    =====    =====    =====    =====    =====    =====

Interest expense:
 Savings accounts ....................   $(329)   $ 276    $  (9)   $ (62)   $ 337    $  87    $   3    $ 427
 Other liabilities ...................      (2)      (3)    --         (5)      (7)       3     --         (4)
                                         -----    -----    -----    -----    -----    -----    -----    -----
   Total interest-bearing liabilities    $(331)   $ 273    $  (9)   $ (67)   $ 330    $  90    $   3    $ 423
                                         =====    =====    =====    =====    =====    =====    =====    =====

Net change in interest income ........   $ (23)   $ 431    $ (23)   $ 385    $ 305    $(229)   $ (25)   $  51
                                         =====    =====    =====    =====    =====    =====    =====    =====


---------------------
Note:The rate/volume variances should be allocated on a consistent basis between rate and variance and the basis of allocation disclosed in a note to this table.

Comparison of Operating Results for Years Ended December 31, 1997 and December 31, 1996.

         General. Net income for the year ended December 31, 1997 increased $3,717,000 from a loss of $363,000 in 1996 to a profit of $3,354,000 for the year ended December 31, 1997. The increase was primarily due to a gain from the sale of two branch offices and the absence in 1997 of a one-time SAIF special assessment of $1,533,000 and the write-off of trustee receivables caused by the bankruptcy of Bennett Funding. See "- Comparison of Operating Results for Years Ended December 31, 1996 and December 31, 1995 - Other Expenses." Furthermore, net interest income increased $385,000 or 4.2% as the Bank's interest rate spread improved during 1997 and other income increased $2,225,000 or 381.4% due to a gain on the sale of deposit liabilities. These increases were offset somewhat by an increase in total income taxed due to the Bank returning to profitability in 1997.

         Net Interest Income. Net interest income increased $385,000 or 4.2% from $9,195,000 for the year ended December 31, 1996 to $9,580,000 during the year ended December 31, 1997 as interest income increased and interest expense decreased, and the Bank's interest rate spread improved 15 basis points (100 basis points equalling 1%) due primarily to increased yields on loans and investment securities. The Bank's net interest rate spread increased from 2.99% to 3.14%.

         Interest Income. Interest income increased from $20,264,000 for 1996 to $20,582,000 for 1997, or 1.6% primarily due to an increase in income from loans and interest and dividend on investments. Interest on loans increased $160,000 due to increased yields as the Bank emphasized equity loans. The interest on cash and investment securities increased $221,000 during 1997 due to a 72 basis point increase in the yield. The average balance and yield on mortgage-backed securities remained relatively stable.

         Interest Expense. Interest expense decreased $67,000 or .06% due primarily to a decease in the average balance of deposits due to the sale of $37,237,000 of deposits in May, 1997 which was partially offset by an increase of the cost of funds from certificates of deposit due to management's decision to seek funds for the Branch Sale. See "- Changes in Financial Condition."

         Provision for Losses on Loans. The provision for losses on loans decreased $19,000 from $139,000 for the year ended December 31, 1996 to $120,000 for the year ended December 31, 1997. Provisions for losses included charges to reduce the recorded balances of mortgage loans receivable and the collateral real estate to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated further operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Bank's control.

         Other Income. Other income increased from $583,000 for 1996 to $2,808,000 for the year ended December 31, 1997 primarily as a result of the $2,234,000 gain on the sale of deposit liabilities in May, 1997. See "- Changes in Financial Condition."

         Other Expenses. Other expenses decreased by $3,066,000 or 31.0% from $9,890,000 in 1996 to $6,824,000 for the year ended December 31, 1997. This decrease was primarily caused by the absence in 1997 of a one-time special SAIF assessment and a write down of $1,181,000 of a trustee receivable. See "- Comparison of Operating Results for Years Ended December 31, 1995 and December 31, 1996 - Other Expenses." Other decreases in 1997 included a $414,000 or 72.4% decrease in federal insurance premiums due to the resolution of the SAIF, a $82,000 or 71.6% decrease in the amortization of goodwill as goodwill obtained in the acquisition of Aetna Federal in 1982 was completely written off in 1997, and a $137,000 or 1.3% decrease in other operating expenses due to write off of expenses of $350,000 related to the inability to consummate a conversion and merger with Progress Financial Corp. Offsetting these decreases were increases of $371,000 or 69.5% in pension and profit sharing expense due to increased profit sharing on increased earnings compared to 1996, and $98,000 or 3.7% in salaries due to normal salary increases offset by a decrease in the number of employees due to the sale of the two branch offices from the Branch Sale in May 1998.

         Upon completion of the Conversion, the Mid-Tier Holding Company expects an increase in other expenses due to being a public company and the cost of stock benefit plans, if adopted.

         Income Tax Expense. Income tax expense increased significantly from $112,000 in 1996 to $2,090,000 in 1997 due to the Mid-Tier Holding Company's return to profitability.

         Comparison of Operating Results for Years Ended December 31, 1996 and December 31, 1995.

         General. Net income for the year ended December 31, 1996 decreased $1,795,000 or 125.3% to a loss of $363,000 from a profit of $1,432,000 for the year ended December 31, 1995. The decrease was primarily due to the SAIF special assessment of $1,533,000 and the write-off of commercial leases caused by the bankruptcy of Bennett Funding. See "BUSINESS OF THE BANK - Lending Activities -
 Loans Secured by Commercial Equipment Leases."

         Net Interest Income. Net interest income increased $50,000 or .5% from $9,145,000 for the year ended December 31, 1995 to $9,195,000 during the year ended December 31, 1996 as the average balances and yield/costs of interest-earning assets and interest-bearing liabilities increased at a relatively similar pace. The Bank experienced a slight decrease in the net interest rate spread from 3.06% to 2.99% due to the Bank's aggressive marketing of certificates of deposit during the period.

         Interest Income. Interest income increased from $19,790,000 for 1995 to $20,264,000 for 1996, or 2.4% primarily due to an increase in income from an increase in the average balance of mortgage-backed securities. Interest on loans and interest and dividends on investments remained relatively stable, decreasing $86,000 or .9% and $102,000 or 2.0%, respectively, due primarily to a slight increase in the average balance of loans receivable and the yield on cash and investment securities.

         Interest Expense. Interest expense increased $424,000 or 4.0% due primarily to an increase in the average balance of deposits, in particular certificates of deposit due to management's effort to accumulate funds for the Branch Sale. The average balance of certificates of deposit increased $6,025,000 or 5.6% as the Bank emphasized certificate of deposit products during 1996.

         Provision for Losses on Loans. The provision for losses on loans increased $4,000 from $135,000 for the year ended December 31, 1995 to $139,000 for the year ended December 31, 1996. See also "- Comparison of Operating Results for Years Ended December 31, 1996 and December 31, 1997 - Provision for Loan Losses."

         Other Income. Other income increased from $544,000 for 1995 to $583,000 for the year ended December 31, 1996 primarily as a result of an increase in fee income as well as an absence of any losses on the sale of mortgage-backed securities present in 1995, offset somewhat by no gains on the sale of loans in 1996 as the Bank did not sell any loans during such period.

         Other Expenses. Other expenses increased by $2,655,000 or 37% from $7,235,000 in 1995 to $9,890,000 for the year ended December 31, 1996. This increase was primarily the result of a $1,533,000 special assessment required to recapitalize the SAIF. On September 30, 1996, pursuant to legislation, all SAIF-insured institutions were charged a one-time assessment of 65.7 basis points per $100 of insurable deposits as of March 31, 1995. The legislation also provides that the Bank, in addition to the payment of normal deposit insurance premium as a member of the SAIF, pay an annual amount equal to approximately 6.4 basis points of outstanding SAIF deposits toward the retirement of the Financial Corporation Bonds ("Fico Bonds") issued in the 1980's to assist in the recovery of the savings and loan industry. Members of the Bank Insurance Fund ("BIF"), by contrast, will pay, in addition to their normal deposit insurance premium, approximately 1.3 basis points toward the retirement of the Fico Bonds. Beginning no later than January 1, 2000, the rate paid to retire the Fico Bond will be equal for members of the BIF and the SAIF. The legislation also provided for the merging of the BIF and the

SAIF by January 1, 1999 provided there are no financial institutions still chartered as savings associations at that time. Should the insurance funds be merged before January 1, 2000, the rate paid by all members of this new fund to retire the Fico Bond would be equal.

         In addition, the Bank wrote down trustee receivables by $1,181,000. See "Business of the Bank - Lending Activities - Loans Secured by Commercial Equipment Leases." Furthermore, the Bank experienced increased advertising costs of $36,000 or 24.0% due to home equity loan advertising; and increased professional service fees of $118,000 due to legal fees in challenging previously paid state taxes. Such increases were partially offset by decreased amortization of goodwill from the acquisition of Aetna Federal in 1982 and decreased depreciation due to the Bank's data processing system becoming fully depreciated.

         Income Tax Expense. Income tax expense decreased significantly from $887,000 in 1995 to $112,000 in 1996 due to the loss recognized in 1996.

         Year 2000. A great deal of information has been disseminated about the global computer year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Bank. Data processing is also essential to most other financial institutions and many other companies. See also "RISK FACTORS - Year 2000 Compliance" and "BUSINESS OF THE BANK - Properties and Equipment."

Liquidity and Capital Resources

         The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the consolidation of the financial institution industry.

         The primary investment activity of the Bank is the origination and purchase of mortgage loans, mortgage-backed securities and other investments. During the years ended December 31, 1995, 1996, and 1997, the Bank originated mortgage loans in the amounts of $11.5 million, $17.8 million, and $19.9 million respectively. The Bank also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand. Purchases of mortgage loans and mortgage-backed securities totaled $33.0 million, $17.8 million and $35.1 million, respectively, in those same periods. Other investment activities include investment in short term certificates of deposit of other financial institutions, FHLB of Pittsburgh stock, consumer loans and the U.S. government and federal agency obligations.

         The Bank has other sources of liquidity if a need for additional funds arises. Although the Bank has historically not utilized borrowings as a source of funds, the Bank had outstanding advances from the FHLB of Pittsburgh in 1995, 1996 and 1997. In addition, other sources of liquidity can be found in the Bank's balance sheet, such as investment securities maturing within one year and unencumbered mortgage-backed securities that are readily marketable.

         The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. The requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 4.0%. The Bank's liquidity ratios was 18.87% at December 31, 1997.

         The Bank's most liquid assets are cash and cash equivalents, which include investments in highly liquid short-term investments. The level of these assets are dependent on the Bank's operating, financing and investing activities during any given period. At December 31, 1997, cash and cash equivalents totalled $20,157,000.

         The Bank anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 1997, the Bank had $761,000 in commitments to fund loans. Certificates of deposit which were scheduled to mature in one year or less as of December 31, 1997 totaled $89,887,000. Management believes that a significant portion of such deposits will remain with the Bank.

         The Bank had core, tangible and risk-based capital ratios of 9.5%, 9.5% and 28.6%, respectively, at December 31, 1997, which significantly exceeded the OTS's respective minimum requirements of 3.00%, 1.50% and 8.00%. The Bank was classified as a "well capitalized" institution on December 31, 1997. See "Historical and Pro Forma Capital Compliance."

Interest Rate Risk Management Activities

         General. The goal of the Bank's asset/liability policy is to manage interest rate risk so as to maximize net interest income over time in changing interest rate environments. Management monitors the Bank's net interest spreads (the difference between yields received on assets and rates paid on liabilities) and, although constrained by market conditions, economic conditions, and prudent underwriting standards, it offers deposit rates and loan rates in an attempt to maximize net interest income. Management also attempts to fund the Bank's assets with liabilities of a comparable duration to minimize the impact of changing interest rates on the Bank's net interest income. Since the relative spread between financial assets and liabilities is constantly changing, the Bank's current net interest income may not be an indication of future net interest income.

         The Bank has sought to manage its interest rate risk by maintaining a high degree of liquid assets and short-term securities, coupled with the purchase of mortgage-backed securities secured by adjustable rate mortgage loans.

         The Bank is also managing interest rate risk by the origination of multi-family residential loans with a balloon payment after five to seven years. In general, these loans have higher yields, shorter maturities and greater interest rate sensitivity than traditional one- to four-family residential real estate loans.

         The Bank constantly monitors its deposits in an effort to decrease their interest rate sensitivity. Rates of interest paid on deposits at the Bank are priced competitively in order to meet the Bank's asset/liability management objectives and spread requirements. As of December 31, 1997, the Bank's savings accounts, checking accounts and money market deposit accounts totaled $119,508,000 or 51.8% of its total deposits. The Bank believes, based on historical experience, that a substantial portion of such accounts represent non-interest rate sensitive core deposits.

         Quantitative Interest Rate Sensitivity Analysis. The value of the Bank's loan portfolio will change as interest rates change. Rising interest rates will decrease the Bank's net portfolio value, while falling interest rates increase the value of that portfolio.

         The following table sets forth, quantitatively, as of December 31, 1997, (the most recent available) OTS estimate of the projected changes in net portfolio value ("NPV") in the event of 100, 200, 300, and 400 basis points ("bp") instantaneous and permanent increases and decreases in market interest rates. Dollar amounts are expressed in thousands.

      BP Change                              Estimated Net Portfolio Value                  NPV as % of PV of Assets
                              -----------------------------------------------------     ------------------------------
       in Rates               $ Amount              $ Change              % Change      NPV Ratio            BP Change
       --------               --------              --------              --------      ---------            ---------

       +400 bp                $13,521              $-22,349                  -62%          5.41%              -758 bp
         +300                  19,126               -16,743                   -47          7.45               -553 bp
         +200                  25,004               -10,865                   -30          9.49               -349 bp
         +100                  30,793                -5,077                   -14         11.40               -159 bp
          NC                   35,870                                                     12.98
         -100                  40,663                 4,794                   +13         14.42               +143 bp
         -200                  46,863                10,994                   +31         16.20               +321 bp
         -300                  54,166                18,296                   +51         18.19               +521 bp
         -400                  63,402                27,532                   +77         20.58               +759 bp


                                                                                           12/31/97    12/31/96
                                                                                           --------    --------
            * * * RISK MEASURES:  200 BP RATE SHOCK * * *
Pre-Shock NPV Ratio:  NPV as % of PV of Assets ......................................      12.98%       12.50%
Exposure Measure:  Post-Shock NPV Ratio .............................................       9.49%        9.78%
Sensitivity Measure:  Change in NPV Ratio ...........................................       -349 bp      -273 bp


         Computations of prospective effects of hypothetical interest rate changes are calculated by the OTS from data provided by the Bank and are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

         Management cannot predict future interest rates or their effect on the Bank's NPV in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. Additionally, certain assets, such as adjustable rate loans, which represent the bank's primary loan product, have features which restrict changes in interest rates during the initial term and over the remaining life of the asset. In addition, the proportion of adjustable rate loans in the Bank's portfolio could decrease in future periods due to refinancing activity if market interest rates remain or decrease in future periods due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

         The Bank's Board of Directors is responsible for reviewing and approving the asset and liability policies. The Board meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. Management expects that the Bank's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Recent Accounting Pronouncements

         FASB Statement on Reporting Comprehensive Income. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130. SFAS No. 130 will require the Mid-Tier Holding Company to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of changes in stockholders' equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

         FASB Statement on Earnings Per Share. In March 1997, FASB issued SFAS No. 128. The Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share ("EPS"), and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. This statement supersedes Opinion 15 and AICPA Accounting Interpretation 1-102 of Opinion 15. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS No. 128 has been adopted by Mid-Tier Holding Company.

         FASB Statement on Disclosure of Information about Capital Structure. In February 1997, the FASB issued SFAS No. 129. The Statement incorporates the disclosure requirements of APB Opinion No. 15, Earnings per Share, and makes them applicable to all public and nonpublic entities that have issued securities addressed by the Statement. APB Opinion No. 15 requires disclosure of descriptive information about securities that is not necessarily related to the computation of earnings per share. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, Omnibus Opinion- 1966, and No. 15, Earnings per Share, and FASB Statement No. 47, Disclosure of Long-Term Obligations, for entities that were subject to the requirements of those standards. This Statement eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion 15 as provided by FASB Statement No. 21, Suspension of the Reporting of Earnings per Share and Segment Information by Nonpublic Enterprises. It supersedes specific disclosure requirements of Opinions 10 and 15 and Statement 47 and consolidates them in this

Statement for ease of retrieval and for greater visibility to nonpublic entities. The Statement is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 has been adopted by Mid-Tier Holding Company.

         FASB Statement on Accounting for Stock-Based Compensation. In October 1995, the FASB issued SFAS No. 123. SFAS No. 123 defines a "fair value based method" of accounting for an employee stock option whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. FASB has encouraged all entities to adopt the fair value based method, however, it will allow entities to continue the use of the "intrinsic value based method" prescribed by APB Opinion No. 25. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, most stock option plans have no intrinsic value at the grant date and, as such, no compensation cost is recognized under APB Opinion No. 25. Entities electing to continue use of the accounting treatment of APB Opinion No. 25 must make certain pro forma disclosures as if the fair value based method had been applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures must include the effects of all awards granted in fiscal years beginning after December 15, 1994. The Mid- Tier Holding Company expects to use the "intrinsic value based method" as prescribed by APB Opinion No. 25.

         FASB Statement on Reporting Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires an entity to present, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity. SFAS No. 130 is applicable for years beginning after December 15, 1997. Management has not completed an analysis of the impact, if any, the adoption of this statement will have on the Company's consolidated financial condition or results of operations.

         FASB Statement on Segments of an Enterprise and Related Information. Also in June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires an entity to disclose financial information in a manner consistent to internally used information and requires more detailed disclosures of operating and reporting segments that are currently in practice. SFAS No. 131 is applicable for years beginning after December 15, 1997. Management has not completed an analysis of the impact, if any, the adoption of this statement will have on the Company's consolidated financial condition or results of operations.

         FASB Statement on Employers' Disclosure About Pensions and Other Postretirement Benefits. In February 1998, the FASB issued SFAS No. 132, Employers' Disclosure About Pensions and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 is applicable for years beginning after December 15, 1997. Management has not completed an analysis of the impact, if any, the adoption of this statement will have on the Company's consolidated financial condition or results of operations.

Impact of Inflation and Changing Prices

         The financial statements of the Mid-Tier Holding Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Mid-Tier Holding Company's operations.

         Unlike most industrial companies, nearly all the assets and liabilities of the Mid-Tier Holding Company are monetary. As a result, interest rates have a greater impact on the Mid-Tier Holding Company's performance than do the effects of general levels of inflation. Interest rates do not necessary move in the same direction or to the same extent as the price of goods and services.

                              BUSINESS OF THE BANK

General

         Roxborough-Manayunk is a federally-chartered stock savings association, which was originally chartered as a mutual savings association through the combination of 11 building and loan associations as Roxborough- Manayunk Federal Savings and Loan Association (the "Association") on May 3, 1939, at which time the Association's accounts were insured by the Federal Savings and Loan Insurance Corporation ("FSLIC") and currently the SAIF. In 1939, the Association became a member of the FHLB System. On December 31, 1992, the Association reorganized from a mutual savings association into a mutual holding company named FJF Financial, M.H.C. and chartered a new stock savings bank named Roxborough-Manayunk Federal Savings Bank. On October 1, 1997, the Bank formed a middle-tier stock holding company (Thistle Group) whereby the Bank became a wholly-owned subsidiary of the Mid-Tier Holding Company, which in turn is over 80% owned by the Mutual Holding Company. The Bank's main office is located at 6060 Ridge Avenue, Philadelphia, Pennsylvania 19128, and the telephone number at that office is (215) 483-2800. The Bank serves the Pennsylvania counties of Philadelphia and Delaware through a network of six offices, providing a full range of retail banking services, with emphasis on one-to-four family residential mortgages. At December 31, 1997, the Mid-Tier Holding Company had total assets, deposits, and stockholders' equity of approximately $276.7 million, $230.6 million, and $28.5 million, respectively.

         The principal business of the Bank is the acceptance of savings deposits from the general public and the origination and purchase of mortgage loans for the purpose of constructing, financing or refinancing one- to four-family residences and other improved residential and commercial real estate. The Bank's income is derived largely from interest and fees in connection with its lending activities. Its principal expenses are interest paid on savings deposits and borrowings and operating expenses.

Geographic Lending Area

         Although  authorized  to make real estate loans  throughout  the United
States,  the  Bank's  lending  area  generally  includes  Philadelphia,   Bucks,
Delaware, Chester, and Montgomery Counties, which comprise the Philadelphia metropolitan area. The Bank's primary lending area consists of the far northwest sections of Philadelphia, South Philadelphia, and Montgomery County, Pennsylvania.

         The Pennsylvania real estate market was generally depressed in the late-1980s. The market has shown improvement in the 1990s, but whether the recovery will continue is dependent upon general economic conditions, not just in Pennsylvania, but in the United States as a whole.

Lending Activities

         General. Historically, the principal lending activity of Roxborough-Manayunk has been the origination of mortgage loans for the purpose of constructing, financing or refinancing one- to four-family residential properties.

         Loan Portfolio Composition. The Bank's loan portfolio composition consists primarily of conventional fixed-rate and adjustable- rate first mortgage loans secured by one- to four-family residences and, to a much lesser extent, multi-family residences and commercial real estate. As of December 31, 1997, the Bank's total net portfolio of loans, excluding loans classified as held for sale (the "loan portfolio"), was $98.7 million, of which $71.4 million, or 72.4%, was secured by one-to-four family residential dwellings. At that same date, $10.3 million or 10.4% of the loan portfolio was secured by commercial real estate and $6.3 million or 6.4% was secured by multi-family real estate.

         Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of the Bank's loan portfolio by type of loan and type of security on the dates indicated.

                                                                        At December 31,
                        ------------------------------------------------------------------------------------------------------------
                                1997               1996                     1995                  1994                  1993
                        ------------------  -------------------   ----------------------- ---------------------   ------------------
                            $         %         $         %              $         %           $        %              $       %
                           ---       ---       ---       ---            ---       ---         ---      ---            ---     --
                                                                    (Dollars in Thousands)
Real Estate Loans:(1)
  Construction..........$ 1,693       1.72% $    964       .96%       $   495        .48% $   910         .93%    $    558      .55%
  1-4 Family............ 71,397      72.36    73,871     73.30         72,675      71.20   74,124       75.88       80,886    80.09
  Multi-family
    and commercial...... 16,647      16.87    17,615     17.54         20,200      19.79   14,603       14.95       13,900    13.76
  Home equity...........  8,133       8.24     7,011      6.96          5,004       4.90    4,300        4.40        2,277     2.25
  Home equity line
    of credit...........     73        .07         -         -
Loans secured by
  commercial
  equipment leases......      -          -         -         -          3,341       3.27    3,179        3.25        2,829     2.80
Commercial loans........    329        .33       770       .76              -          -        -           -            -        -
Consumer loans:
  Line of credit........     96        .10        92       .09              -          -        -           -            -        -
  Secured demand note...     60        .06         -         -              -          -        -           -            -        -
  Share loans...........    243        .25       384       .38            347       0.34      537        0.55          509      .50
  Home improvement......      4          -         8       .01             15        .01       24         .03           31      .03
                         ------      -----   -------    ------        -------     ------   ------      ------      -------   ------
Total loans.............$98,675     100.00% $100,715    100.00%      $102,077     100.00% $97,677      100.00%    $100,990   100.00%
                         ======     ======  ========    ======        =======     ======   =======     ======      =======   ======
Less:
  Premiums and
    (discounts).........$    54             $     76                 $     26             $   (61)                $   (210)
  Deferred fees......... (1,233)              (1,299)                  (1,221)             (1,254)                $ (1,381)
  Loans in process......   (433)                (289)                    (156)               (422)                    (327)
  Allowance for
    loan losses.........   (783)                (577)                    (455)               (417)                    (450)
                         ------              -------                  -------               -----                  -------
  Total loans, net......$96,280             $ 98,626                 $100,271             $95,523                 $ 98,622
                         ======              =======                  =======              ======                  =======



-----------------
(1) Does not include $1,155, $2,147, $1,613, and $1,198 of mortgage loans classified as held for sale at December 31, 1997, 1996, 1995, and 1994, respectively. There were no mortgage loans classified as held for sale at December 31, 1993. See "--Loans Available for Sale".

         One- to Four-Family Mortgage Loans. The Bank offers first mortgage loans secured by one- to four-family residences in Roxborough- Manayunk's primary lending area. Typically, such residences are single- family homes that serve as the primary residence of the owner. Roxborough- Manayunk offers fixed-rate mortgage loans with terms of up to 30 years. Interest rates charged on fixed-rate loans are competitively priced based on the local competitive market. Loan origination fees on these loans are generally 3% of the loan amount; however, this amount may vary. As of December 31, 1997, $71.4 million or 72.4% of the loan portfolio consisted of one- to four-family residential loans, of which approximately 95.1% were fixed-rate loans. See also "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION -- Interest Rate Risk Management Activities."

         The adjustable-rate mortgage loans originated by the Bank generally adjust every year based upon selected published indices. The Bank had limited success in originating adjustable-rate mortgage loans during recent periods of prevailing low market interest rates. Adjustable- rate mortgage loans generally have a 2% cap on any change in rate per year, with an overall limit of 6% on any increase over the life of the loan. Mortgage loans originated and held by Roxborough- Manayunk in its portfolio generally include due-on sale clauses which provide the Bank with the contractual right to deem the loan immediately due and payable in the event that the borrower transfers ownership of the property without the Bank's consent.

         Adjustable-rate mortgage loans buffer the risks associated with changes in interest rates, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. The Bank's adjustable-rate loan underwriting policy recognizes these inherent risks and the Bank reviews a credit application accordingly. These risks have not had an adverse effect on the Bank to date.

         Home Equity Loans and Home Equity Lines of Credit. The Bank originates home equity loans secured by single-family residences. At December 31, 1997, home equity loans totaled $8.2 million or 8.3% of total loans. These loans are originated as fixed-rate loans with terms from 3 to 10 years. The Bank began offering home equity loans in early 1992. These loans are made on owner-occupied, single-family residences or vacation homes. The loans are generally subject to an 80% combined loan-to-value limitation, including any other outstanding mortgages or liens. Home equity loans are generally originated for retention in the Bank's loan portfolio.

         Multi-Family and Commercial Real Estate Loans. The Bank originates to a limited extent multi-family mortgage loans secured primarily by apartment buildings located in its primary lending area. These loans are generally fixed-rate loans with maturities up to 15 years, or amortized over 25 years with a balloon payment after 5 to 7 years. The Bank also originates adjustable-rate multi-family loans which adjust with The Wall Street Journal prime rate annually and have maturities of 5 to 10 years. These loans typically amortize over 20 to 25 years. As of December 31, 1997, $6.3 million, or 6.4%, of the Bank's loan portfolio consisted of multi-family residential loans. These loans are generally made in amounts up to 75% of the appraised value of the mortgaged property. In making such loans, the Bank evaluates the mortgage primarily on the net operating income generated by the real estate to support the debt service. The Bank also considers the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, the marketability of the property and the Bank's lending experience, if any, with the borrower. An origination fee of 1 1/2% to 3% is usually charged on such loans. The typical multi-family property in the Bank's multi-family lending portfolio has between 5 and 25 dwelling units with an average loan balance of approximately $500,000. The largest multi-family loan as of December 31, 1997 had an outstanding balance of $1.8 million and was secured by 45 dwelling units.

         The Bank also originates commercial real estate loans secured by property located within its primary market area. The Bank's commercial real estate loans are permanent loans secured by improved property such as office buildings, retail stores, industrial facilities and other non-residential buildings. Essentially all originated commercial real estate loans are within the Bank's market area. As of December 31, 1997, the Bank had 90 loans secured by commercial real estate, totalling $10.3 million or 10.4% of the Bank's total loan portfolio, with an average principal balance of $115,000. None of the 90 loans had principal balances outstanding of over $1.4 million as of December 31, 1997. The largest commercial real estate loan was secured by a shopping center with an outstanding balance of $1,402,000 on December 31, 1997. This loan represents approximately 8.42% of the Bank's $16,647,000 multifamily and commercial real estate loans at December 31, 1997. Commercial real estate loans are generally originated in amounts ranging from 70% to 75% of the appraised value of the mortgaged property, although sometimes commercial real estate loans are made with an 80% loan to value ratio. The Bank makes both adjustable and fixed-rate commercial real estate loans. The adjustable-rate loans have terms of up to 15 years, or are amortized over 25 years with a balloon payment after 5 and 7 years, if negotiated by management. The rate of interest on the adjustable-rate loans is often tied to the Wall Street Journal stated prime rate.

         Construction Loans. At December 31, 1997, construction loans totaled $1.7 million. The Bank's construction loan portfolio consists of substantially residential construction loans with initial terms of generally 12 to 18 months. Land acquisition and development loans are also made on a very limited basis. The construction loans made by the Bank have adjustable rates tied to the Wall Street Journal stated prime rate, adjusting monthly. Generally, such loans are repaid or converted to permanent loans when the property is completed or sold. The permanent loan can be an adjustable or fixed-rate loan at a rate equal to the prevailing rates offered by the Bank 30 days prior to the date of closing.

         Loans Secured by Commercial Equipment Leases. The Mid-Tier Holding Company previously invested in loans secured by commercial equipment leases. During 1996, the borrower declared bankruptcy. On December 27, 1996, the Company entered into an agreement with the trustee for the bankruptcy court whereby the Bank will receive approximately 65% of the cash receipts from the collateral principal in exchange for all rights to the collateral. In connection with this agreement, the Company charged-off $1.2 million of the outstanding balance due from the trustee at December 31, 1996. The receivable balance of approximately $361,000 and $1,771,000, resulting from the agreement with the trustees, is a component of prepaid expenses and other assets in the consolidated statement of financial condition at December 31, 1997 and 1996, respectively. The receivable is to be repaid by the trustee from subsequent cash collections.

         Consumer Loans. OTS regulations permit the Bank to make secured and unsecured consumer loans up to 35% of the Bank's assets. Consumer loans originated by the Bank are loans secured by savings deposits or fully marketable securities pledged as collateral. Consumer loans, excluding home improvement loans, amounted to $399,000 or less than 1% of the Bank's loan portfolio as of December 31, 1997.

         Loan Underwriting Risks. While commercial real estate, construction, commercial business, and consumer loans provide benefits to the Bank's asset/liability management program and reduce exposure to interest rate changes, such loans may entail significant additional credit and interest rate risks compared to residential mortgage lending. Commercial real estate and construction mortgage loans may involve large loan balances to single borrowers or groups of related borrowers. In addition, the ability to make payments on loans secured by income producing properties is typically dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the real estate market or in the general economy. Construction loans may involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction. Moreover, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, and related loan-to-value ratios. Because of these factors, the analysis of prospective construction loan projects requires an expertise that is different in significant respects from the expertise required for residential mortgage lending.

         Loan Origination and Other Fees. In addition to interest earned on loans, the Bank recognizes service charges which consist primarily of loan application fees, processing fees, and late charges. The Bank recognized service charges of $245,000 for the year ended December 31, 1997.

         Loans-to-One Borrower. Loans-to-one borrower, or group of related borrowers, by the Bank are limited by regulation to an amount equal to 15% of unimpaired capital and retained earnings on an unsecured basis and an additional amount equal to 10% of unimpaired capital and retained earnings if the loan is secured by readily marketable collateral (generally, financial instruments, not real estate). The Bank's maximum loan-to-one borrower limit was approximately $4.3 million as of December 31, 1997. The net proceeds of the Offerings to be contributed to the Bank will raise the lending limit of the Bank so that it may originate larger loans.

         As of December 31, 1997, the Bank's five largest lending relationships ranged from $1.8 million to $802,000. The largest loan is to a developer of low-income housing units in West Philadelphia. Funds for this loan were obtained from the FHLB Pittsburgh's Community Investment Program - See "-- Borrowings." The remaining four loans are secured by commercial, multi-family and a primary single family residence are also located in the Bank's primary market area. All five loans were current at December 31, 1997.

         Loan Maturity Schedules. The following table sets forth the maturity of the Bank's loan portfolio at December 31, 1997. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totalled $22,489,000, $16,320,000 and $13,984,000 for the fiscal years ended December 31, 1997, 1996 and 1995, respectively. All mortgage loans are shown as maturing based on contractual maturities.

                                                 Multi-Family
                                                      and
                              1-4 Family and       Commercial
                                Home Equity       Real Estate      Construction        Consumer         Commercial          Total
                                -----------       -----------      ------------        --------         ----------          -----
                                                                  (In Thousands)
Non-performing................      $   716            $     -        $    -             $  -              $   -         $   716
Amounts Due:
Within 3 months...............      $    52            $   681        $1,693              351              $   -         $ 2,777
3 months to 1 Year............           44                  2             -               48                  -              94

After 1 year:
  1 to 3 years................        1,040                517             -                4                  -           1,561
  3 to 5 years................        3,371                281             -                -                176           3,828
  5 to 10 years...............       18,936              4,541             -                -                153          23,630
  10 to 20 years..............       32,888              4,576             -                -                  -          37,464
  Over 20 years...............       22,556              6,049             -                -                  -          28,605
                                     ------             ------        ------              ---               ----          ------
Total due after one year......       78,791             15,964             -                4                329          95,088
                                     ------             ------        ------              ---               ----          ------
Total amount due..............      $79,603            $16,647        $1,693             $403              $ 329         $98,675
                                     ======             ======         =====              ===               ====          ======



         The following table sets forth the dollar amount of all loans due after December 31, 1998, which have pre-determined interest rates and which have floating or adjustable interest rates.

                                                                                        Floating or
                                                                   Fixed Rates        Adjustable Rates           Total
                                                                   -----------        ----------------           -----
                                                                                      (In Thousands)
One-to four-family and home equity........................           $75,018                $3,773              $78,791
Multi-family and commercial real estate...................            13,719                 2,245               15,964
Construction..............................................                --                    --                   --
Consumer..................................................                 4                    --                   --
Commercial................................................                --                   329                  329
                                                                    --------                ------               ------
  Total...................................................           $88,741                $6,347              $95,088
                                                                      ======                 =====               ======


         Loan Solicitation and Processing. The Bank's primary source of mortgage loan applications is referrals from existing or past customers. The Bank also solicits loan applications from real estate brokers, contractors, and call-ins and walk-ins to its offices. The Bank advertises in local newspapers and occasionally on cable television for first mortgage and home equity loans.

         Upon receipt of any loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by an independent fee appraiser. In connection with the loan approval process, the Bank's loan officers analyze the loan applications and the property involved. All residential, home equity, multi-family, construction and commercial real estate loans are processed at the Bank's lending office by the Bank's loan origination department. The executive committee of the Board of Directors approves all loans, with the exception of home equity and consumer loans. A committee of three officers, including any of the following: Chairman of the Board, President, Chief Financial Officer, and Senior Loan

Officer, approve all home equity loans up to $100,000. All loans purchased by the Bank are reviewed by senior lending officers. Loan applicants are promptly notified of the decision of Roxborough- Manayunk by a letter setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate basis, amortization term, a brief description of real estate to be mortgaged to the Bank, and the notice of requirement of insurance coverage to be maintained to protect Roxborough-Manayunk's interest. The Bank requires title, fire, and casualty insurance on all properties securing loans, which insurance must be maintained during the entire term of the loan. In certain instances where the Bank is making a small second mortgage, and the Bank holds the performing first mortgage, it may not require a title policy, but only certain informal assurances that there are no liens superior to the second mortgage.

         Loan Purchases. In the past, the Bank purchased loans from a number of financial institutions located in Pennsylvania and Delaware. Generally, such loans were fix-rate loans secured by single family residential loans located in Central and Eastern Pennsylvania and Delaware. At December 31, 1997, $13.97 million of such loans were outstanding. In each transaction, the seller retained the loan servicing.
The Bank purchased such loans to increase its residential loan portfolio.

         In 1994, the Bank agreed to act as a correspondent with a bank in Souderton, Pennsylvania. The bank will originate fixed-rate residential loans based on terms, conditions, fees, and rates posted by the Bank. All underwriting conforms to the Bank's underwriting guidelines. The Bank receives from the bank a completed application to underwrite and determine whether to issue a loan commitment. At December 31, 1997, the Bank had a balance of $2.3 million of such loans outstanding. The Bank still maintains this relationship but only to a limited extent.

         In loan purchase transactions, the Bank typically receives a due diligence package that provides loan level detail on a comparative basis against the FHLMC underwriting guidelines. All loans must be documented, including an original appraisal that substantiates the value of the subject property at the time the loan was originated.

         The Bank obtains from the seller a duplicate copy of each original loan file which generally includes an executed loan application, financial statements, credit report, and original title policy and mortgage note. In the event that a loan package has substantial seasoning and low original loan-to-value ratios, or the market is well beyond the Bank's primary lending area, a fee appraiser may not be employed to underwrite the appraisal reports in the loan files. The Bank attempts to physically review and document each loan file in a purchase transaction. Occasionally, it is reasonable to employ a random sampling of loan files purchased.

         The Bank originates residential first mortgage loans that conform to the FHLMC and FNMA guidelines. It is the Bank's intent to retain servicing for loans originated for sale or subsequently packaged as participations. Primary markets for loans sold will be FNMA and other secondary market investors.

         Loans Available For Sale. The Bank holds as available for sale certain one-to four-family residential loans that have an annual yield determined by Management to be at rates not compatible with its asset management strategy. These loans conform to FHLMC and FNMA guidelines and are readily salable in the secondary market.

         Origination, Purchase and Sale of Loans. The following table sets forth total loans originated, purchased and repaid during the periods indicated. No loans were sold during the periods shown.

                                                     Year Ended December 31,
                                  -------------------------------------------------------------
                                     1997         1996         1995         1994         1993
                                  ---------    ---------    ---------    ---------    ---------
                                                          (In Thousands)
Total gross loans receivable at
   beginning of period ........   $ 100,775    $ 102,077    $  97,677    $ 100,990    $  81,163
                                  =========    =========    =========    =========    =========

Loans originated:
  Construction loans ..........   $   1,570    $   1,055    $     430    $     660    $   1,511
  1 to 4 family and home equity      14,795       13,546        7,064       11,378       10,884
  Multi-family and commercial
    real estate ...............       2,211          810        1,962        2,015        5,473
  Consumer ....................         372          368          190          327          387
  Commercial ..................         707          770         --           --           --
                                  ---------    ---------    ---------    ---------    ---------
Total loans originated ........   $  19,655    $  16,549    $   9,646    $  14,380    $  18,255
                                  =========    =========    =========    =========    =========

Loans purchased:
  1 to 4 family ...............   $   1,088    $   2,360    $   4,363    $   1,860    $  23,451
  Multi-family and commercial
    real estate ...............        --           --          2,897         --           --
  Commercial equipment leases .        --           --          1,629        1,600        1,651
                                  ---------    ---------    ---------    ---------    ---------
Total loans purchased .........       1,088        2,360        8,889        3,460       25,102
                                  ---------    ---------    ---------    ---------    ---------

Total loans sold ..............         383         --           --           --           --
                                  ---------    ---------    ---------    ---------    ---------
Loan principal repayments .....      22,489       16,320       13,984       20,005       22,742
                                  ---------    ---------    ---------    ---------    ---------
Other (debits less credits) ...         (29)      (3,891)        (151)      (1,148)        (788)
                                  ---------    ---------    ---------    ---------    ---------
Net loan activity .............   $  (2,100)   $  (1,302)   $   4,400    $  (3,313)   $  19,827
                                  =========    =========    =========    =========    =========
Total gross loans receivable at
  end of period ...............   $  98,675    $ 100,775    $ 102,077    $  97,677    $ 100,990
                                  =========    =========    =========    =========    =========



         Loan Commitments. The Bank generally grants commitments to fund fixed-rate single-family mortgage loans for periods of up to 90 days at a specified term and interest rate. The Bank also makes loan commitments for non-conforming or commercial real estate loans for up to 90 days, which generally carry additional requirements for funding. The total amount of the Bank's commitments to originate loans as of December 31, 1997 was $761,000. See
Note 5 of the Notes to Consolidated Financial Statements of the Bank.

         Loan Servicing and Servicing Fees. The Bank has retained servicing on loans it has sold to FHLMC and FNMA. The Bank also services all of its own loans. As of December 31, 1997, 1996 and 1995, the Bank serviced loans for others totalling $3.7 million, $3.5 million and $4.4 million, respectively. Loan servicing fees have not constituted a material source of income.

Asset Quality

         Non-Performing Assets and Asset Classification. The Bank's collection procedures provide that when a loan is 30 days or more delinquent, the borrower is contacted by mail and telephone and payment is requested. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, the Bank may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his financial affairs. If the loan continues in a delinquent status for 60 days, the Bank will initiate foreclosure proceedings. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as REO until such time as it is sold or otherwise disposed of by the Bank. For the year ended December 31, 1997, the Bank had transferred loans totalling $250,000 to REO. When REO is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value. Any write-down of the property is charged to the allowance for losses.

         Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. The Bank continues to accrue for residential mortgage loans 90 days or more past due, however a reserve is set up for such loans. Consumer loans generally are charged off when the loan becomes 90 days or more delinquent. Commercial business and real estate loans are placed on non-accrual status when the loan is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

         At December 31, 1997, the Bank had approximately $718,000 of loans that were 60-89 days delinquent, all of which were secured by residential properties.

         The following table sets forth information with respect to the Bank's non-performing assets for the periods indicated. At the dates indicated, the Bank had no accruing loans past due 90 days or more and no restructured loans within the meaning of SFAS No. 15.

                                                                             At December 31,
                                                ---------------------------------------------------------------------------
                                                    1997          1996           1995             1994            1993
                                                ------------  ------------   -------------   --------------   -------------
                                                                            (In Thousands)
Loans accounted for on a non-accrual basis...          $  -        $    -          $    -           $    -          $    -
Accruing loans which are contractually past
 due 90 days or more:
  1-4 family and home equity.................          $716        $1,357          $1,441           $1,244          $1,998
  Construction loans.........................             -           109             133                -               -
  Multi-family and commercial real estate....             -         1,533             565                -             234
  Consumer...................................             -             -               -                7              22
                                                       ----        ------          ------           ------           -----
Total........................................          $716        $2,999          $2,139           $1,251          $2,254
                                                        ===         =====           =====            =====           =====
Real estate owned............................          $116        $  186          $  227           $   88          $  189
                                                        ===        ======          ======            =====           =====
Total non-performing assets..................          $832        $3,185          $2,366           $1,339          $2,443
                                                        ===         =====           =====            =====           =====
Total non-accrual and accrual loans to
  net loans..................................           .74%         3.04%           2.35%            1.40%           2.29%
                                                       ====          ====            ====             ====            ====
Total non-performing assets to total assets..           .30%         1.08%            .82%             .49%            .88%
                                                       ====          ====            ====             ====            ====


         Non-performing assets decreased $2,353,000 or 73.9% due to foreclosure and subsequent liquidation of non-performing assets in addition to normal collections.

         Management of the Bank regularly reviews the loan portfolio in order to identify potential problem loans and classifies any potential problem loan as a special mention, substandard, doubtful or loss asset according to the OTS classification of asset regulations.

         OTS regulations provide for savings institutions to classify their loans and other assets as substandard, doubtful, or loss assets. Assets classified as substandard are those inadequately protected by the current net worth and paying capacity of the obligor or the pledged collateral. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses of those classified as substandard with the additional characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable. Assets classified as "loss" are considered uncollectible and of such little value that their continuance as assets without the establishment of a specific reserve is not warranted. Assets that do not currently expose a savings institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention are designated "special mention." Special mention assets have a potential weakness or pose an unwarranted financial risk that, if not corrected, could weaken the asset and increase risk in the future. Assets designated as substandard or doubtful are recorded at fair value. At December 31, 1997, the Bank had $2.6 million of classified assets of which $2.6 million were classified as substandard and $13,000 were classified as loss.
Furthermore, at December 31, 1997 $718,000 of assets were designated special mention.

         Allowance for Losses on Loans and REO. The Bank's management evaluates the need to establish reserves against losses on loans and other assets each year based on estimated losses on specific loans and on any real estate held for sale or investment when a finding is made that a loss is estimable and probable. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated market value of the underlying collateral of problem loans, prior loss experience, economic conditions and overall portfolio quality. These provisions for losses are charged against earnings in the year they are established. The Bank's provisions for losses on loans for the years ended December 31, 1997, 1996 and 1995 were $120,000, $139,000 and $135,000, respectively. At December
31, 1997, the Bank had an allowance for loan losses of $783,000, which represented .85% of total mortgage loans. The Bank had $13,000 in allowances for losses on REO at that date, which represents 11.0% of net real estate owned.

         While the Bank believes it has established its existing allowance for loan losses in accordance with GAAP and the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued by the OTS, in conjunction with the OCC, FDIC and FRB (see "Business of the Company - Lending Activities - Asset Quality - Allowance for Loan Losses"), there can be no assurance that the applicable regulators, in reviewing the Bank's loan portfolio, will not request the Bank to significantly increase its allowance for loan losses, or that changes in the real estate market or local or national economy will not cause the Bank to significantly increase its allowance for loans losses, thereby negatively affecting the Bank's financial condition and earnings.

         In making loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

         During the years ended December 31, 1997, 1996 and 1995, the Bank charged-off (recovered) $(85,526), $16,895 and $96,629, respectively, of loans receivable and $33,506, $23,675 and $0, respectively, of REO in connection with assets classified by the Bank as loss. It is the Bank's policy to review its loan portfolio, in accordance with regulatory classification procedures, on a quarterly basis. Additionally, the Bank maintains a program of reviewing loan applications prior to making the loan and immediately after loans are made in an effort to maintain loan quality. See Notes 5 and 6 of Notes to Consolidated Financial Statements of the Bank.

         The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

                                                                     At December 31,
                                          ----------------------------------------------------------------
                                             1997           1996         1995         1994        1993
                                          ----------     ---------    ---------    ---------    ---------
                                                                             (Dollars in Thousands)

Total loans outstanding, net(1) ........   $  96,280     $  98,626    $ 100,271    $  95,523    $  98,622
                                           =========     =========    =========    =========    =========
Average loans outstanding, net(1) ......   $ 101,472     $ 101,726    $  99,194    $  97,302    $  85,293
                                           =========     =========    =========    =========    =========

Allowance balances (at beginning of
  period) ..............................   $     577     $     455    $     417    $     450    $     385
Provision:
  1-4 family ...........................          37            --           24           49           76
  Multi-family and commercial
    real estate ........................          83           139           27            9           14
  Consumer .............................          --            --           84            2            4
Net Charge-offs (recoveries):
  1-4 family ...........................         (86)           17           97           83           29
  Multi-family and commercial
    real estate ........................          --            --           --           --           --
  Consumer .............................          --            --           --           10           --
                                           ---------     ---------    ---------    ---------    ---------
Allowance balance (at end of period) ...   $     783     $     577    $     455    $     417    $     450
                                           =========     =========    =========    =========    =========
Allowance for loan losses as a percent
  of total loans outstanding ...........         .85%          .59%         .45%         .44%         .46%
Net loans charged off (recovery) as
  a percent of average loans outstanding        (.08)%         .02%         .09%         .10%         .03%


---------------------
(1)      Does not include loans available for sale.

                  The following table sets forth certain information regarding the allocation of the allowance for loan losses by type.

                                                                            At December 31,
                                   -------------------------------------------------------------------------------------------------
                                         1997                1996              1995                  1994              1993
                                   -------------------  -----------------  -----------------  ------------------- ------------------
                                            Percent of         Percent of         Percent of           Percent of         Percent of
                                             Loans to           Loans to           Loans to             Loans to            Loans to
                                              Total             Total              Total                 Total               Total
                                     Amount   Loans     Amount  Loans      Amount  Loans      Amount   Loans     Amount      Loans
                                     ------  -------    ------  -------    ------  -------    ------  -------    ------     ------
                                                          (Dollars in Thousands)
1-4 family and home equity(1)...      $234     82.39%    $197      81.22%   $275     79.86%    $262      84.47%     $300     85.71%
Multi-family and commercial
  real estate...................       549     16.87      380      17.54     106     19.79       55      14.95        79     13.76
Consumer loans..................         -      0.41        -       0.48       -      0.35        -       0.58         -      0.53
Commercial loans(2).............         -      0.33        -       0.76      74         -      100          -        71         -
                                       ---    ------      ---     ------     ---    ------      ---     ------       ---    ------
  Total allowance...............      $783    100.00%    $577     100.00%   $455    100.00%    $417     100.00%     $450    100.00%
                                       ===    ======      ===     ======     ===    ======      ===     ======       ===    ======

---------------------
(1)  Includes residential construction loans.
(2) Includes loans secured by commercial equipment leases at December 31, 1995, 1994 and 1993.

         The following table sets forth certain information regarding the Bank's allowance for REO losses for the periods indicated.


                                                      At December 31,
                                           ---------------------------------
                                           1997            1996        1995
                                           ----            ----        ----
                                                  (Dollars in Thousands)

Total real estate owned, net.........      $116            $186        $227
                                            ===             ===         ===

Allowance balance - beginning........      $ 46             $24        $  2
                                            ===              ==         ===

Provision............................       130             132          38

Charge-offs..........................       163             110          16
                                            ---             ---         ---

Allowance balance - ending...........      $ 13            $ 46        $ 24
                                            ===             ===         ===


Investment Activities

         General. The investment policy of the Bank, which is established by senior management and approved by the Board of Directors, is based upon its asset and liability management goals and is designed primarily to provide a portfolio of high quality, diversified investments while seeking to optimize net interest income within acceptable limits of safety and liquidity. The current investment goal is to invest available funds in instruments that meet specific requirements of the Bank's asset and liability management goals. The investment activities of the Bank consist primarily of investments in fixed and adjustable-rate mortgage-backed securities and U.S. Government agency bonds. At December 31, 1997, the Bank had a mortgage-backed securities portfolio with a market value of $111.5 million, all of which was held for sale. At December 31, 1997, the Bank had an investment securities portfolio of approximately $37.8 million consisting of U.S. Government treasury, agency securities, and municipal and equity securities. The market value of such securities at December 31, 1997 was $38.9 million. See Notes 3 and 4 to the Notes to the Consolidated Financial Statements of the Bank.

         Mortgage-Backed Securities. The Bank also purchases mortgage-backed securities guaranteed by GNMA and FNMA and issued by the FHLMC which are secured by fixed-rate and adjustable-rate mortgages. GNMA mortgage-backed securities are pass-through certificates issued and backed by the GNMA and are secured by interests in pools of mortgages which are fully insured by the Federal Housing Administration ("FHA") or partially guaranteed by the Department of Veterans' Affairs ("VA"). The FNMA mortgage-backed securities consist of pass-through certificates and real estate mortgage investment conduits ("REMICs"). FHLMC mortgage-backed securities consist of both REMICs and pass-through certificates issued and guaranteed by the FHLMC and secured by interests in pools of conventional mortgages originated by savings institutions. As of December 31, 1997, the Bank's mortgage-backed securities amounted to $111.5 million, or 40% of total assets, all of which are currently classified as available for sale.

         REMICs held by the Bank at December 31, 1997 consisted of floating-rate tranche, with the exception of one fixed-rate security in the amount of $2.6 million. The interest rate of all of the Bank's floating-rate securities adjusts monthly and provides the institution with net interest margin protection in an increasing market interest rate environment. The securities are backed by mortgages on one- to four-family residential real estate and have contractual maturities up to 30 years. At December 31, 1997, none of these securities are deemed to be "High Risk" according to Federal Financial Institutions Examination Council ("FFIEC") guidelines which have been adopted by the OTS. The securities are primarily companion tranche to "PACs" and "TACs". PACs and TACs (Planned and Targeted Amortization Classes) are designed to provide a specific principal and interest cash-flow. Principal payments that are received in excess of the amount needed for the PACs and TACs is allocated to the companion tranche. When the PACs and TACs are repaid in full, all principal is then used to pay the companion tranche.

         Investment Securities. Income from investment securities provides a significant source of income for the Bank. The Bank maintains a portfolio of investment securities such as U.S. government and agency securities, non-governmental securities, including interest-bearing deposits, in addition to the Bank's mortgage-backed securities portfolio. The Bank is required by federal regulation to maintain a minimum percentage of its liquidity base in the form of qualifying long and short-term liquid assets. Currently, the liquidity requirement is 4%. In addition, longer-term corporate, agency and government debt securities may be held subject to similar creditworthiness, ratings and maturity criteria. As of December 31, 1997, the Bank's, liquidity ratio was 18.9%. The balance of short-term security investments in excess of regulatory requirements reflects management's response to the significantly increasing percentage of savings deposits with short maturities. It is the intention of management to maintain shorter maturities in the Bank's investment portfolio in order to better match the interest rate sensitivities of its assets and liabilities. However, during periods of rapidly declining interest rates, the yield on such investments also declines at a faster rate than does the yield on long-term investments.

         Investment decisions are made within policy guidelines established by the Board of Directors and the Asset/Liability Committee. As of December 31, 1997, the Bank's investment portfolio (including investment securities classified as available for sale) (the "investment portfolio") totalled $168.7 million.

         At December 31, 1997, the Mid-Tier Holding Company had various investments in capital bank notes and equity securities. Those investments are held as available for sale and are included in the table.

         The following table sets forth the fair value or amortized cost (as applicable) of the Bank's investment portfolio, short-term investments, and FHLB stock at the dates indicated. The amounts for securities held to maturity are listed at amortized cost; amounts for securities available for sale are listed at approximate market value.

         Investment Portfolio. The following table sets forth the carrying value (market value or amortized cost, as applicable) of the Company's investment securities portfolio, short-term investments, FHLB stock, and mortgage-backed securities at the dates indicated. At December 31, 1997, the market value of the Company's investment securities portfolio and mortgage-backed securities portfolio were $38,852,000 and $111,486,000, respectively.

                                                                   At December 31,
                                             --------------------------------------
                                                    1997                 1996                 1995
                                             ------------------   ------------------   -----------
                                                                    (In Thousands)
Investment Securities:
 U.S. Treasury Securities.................        $  5,043             $  5,055             $  5,066
 FHLB bonds...............................          17,284               22,000               20,711
 Other agencies(1)........................           4,168               19,160               17,996
 Municipal bonds..........................           8,034                    -                    -
 Mutual funds(2)..........................           1,222                1,147                  557
 FHLMC preferred stock(2).................               -                  985                1,009
 Capital trust securities(2)(3)...........           1,060                    -                    -
 Subordinated debt(3).....................             250                  250                  250
                                                    ------               ------               ------
   Total investment securities............          37,061               48,597               45,589
                                                    ------               ------               ------
Interest-bearing deposits.................          15,312               36,067               30,717
Federal funds sold........................           2,000                2,000                2,000
FHLB of Pittsburgh stock..................           1,701                1,691                1,686
Mortgage-backed securities(2).............         111,486               93,410               98,315
Equity investments(2)(3)                             1,166                  499                    -
                                                  --------             --------             --------
   Total Investments......................        $168,726             $182,264             $178,307
                                                   =======              =======              =======

-------------------------
(1)  Consists of FNMA, FHLMC, SLMA debentures and certificates of deposit.
(2) Classified as available for sale and carried at approximate fair value. All other investment securities are classified as held to maturity.
(3)  Investments held by the Mid-Tier Holding Company.

         Investment Portfolio Maturities. The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Company's investment securities portfolio at December 31, 1997.

                                                                 As of December 31, 1997
                            --------------------------------------------------------------------------------------------------------
                              One Year or Less  One to Five Years Five to Ten Years More than Ten Years Total Investment Securities
                            ------------------- ----------------- ----------------- ------------------- ----------------------------
                             Carrying  Average   Carrying Average Carrying Average  Carrying Average  Carrying  Average   Market
                               Value    Yield     Value    Yield   Value    Yield    Value    Yield    Value     Yield     Value
                              -------  -------   -------  ------- -------  -------  -------  -------  -------   -------   ------
                                                                      (Dollars in Thousands)
U.S. Treasury Securities.... $    -         -%    $    -       -% $  5,043  7.50%  $     -        -%  $  5,043   7.50%  $  5,419
FHLB bonds and notes........  3,000      3.17       3,000   6.02         -     -    11,284     8.00     17,284   6.82     17,291
Other agencies(1)...........    168      5.50          -       -     4,000  8.00         -        -      4,168   7.90      4,228
Municipal bonds.............      -         -          -       -         -     -     8,034     5.13      8,034   5.13      8,215
Subordinated debt ..........      -         -          -       -       250  8.25         -        -        250   8.25        250
Capital securities..........      -         -          -       -         -     -     1,025     9.70      1,025   9.70      1,060
Mutual funds................  1,222      5.86          -       -         -     -         -        -      1,222   5.86      1,222

Mortgage-backed securities:
  GNMA pass-through.........      -         -          -       -       562  9.51    31,275     7.43     31,837   7.47     32,477
  FNMA pass-through.........      -         -      3,254    6.25    21,219  6.68         -        -     24,473   6.62     24,733
  FHLMC pass-through........    298      9.00      6,214    6.99     6,403  8.92    30,841     6.87     43,756   7.20     44,648
  FNMA REMICs...............      -         -          -       -         -     -     2,531     5.00      2,531   5.00      2,478
  FHLMC REMICs..............      -         -      4,257    5.56         -     -     2,993     6.23      7,250   5.84      7,150
                              -----      ----     ------    ----   -------  ----    ------     ----    -------   ----    -------
  Total..................... $4,688      4.32%   $16,725    6.31%  $37,477  7.31%  $87,983     6.43%  $146,873   6.57%  $149,171
                              =====      ====     ======    ====    ======  ====    ======     ====    =======   ====    =======

---------------------
(1)  Consists of FNMA, FHLMC, and SLMA debentures and certificates of deposit.

         Unrealized holding gains and losses for trading securities are included in earnings. Unrealized gains and losses for available-for-sale securities are excluded from earnings and reported net of income tax effect as a separate component of stockholders' equity until realized. Investments classified as held to maturity are accounted for at amortized cost.

Sources of Funds

         General. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from loan and mortgage-backed securities principal repayments, and proceeds from the sale of loans, mortgage-backed securities and investment securities. Loan and mortgage-backed securities principal repayments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They also may be used on a longer-term basis for general business purposes.

         Deposits. The Bank offers a wide variety of deposit accounts, although a majority of such deposits are in fixed-term, market-rate certificate accounts. Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time that the funds must remain on deposit and the applicable interest rate.

         Fixed-term certificates have been a major source of new deposits for the Bank and, as of December 31, 1997, such certificates represented $111.1 million or 48.2% of the Bank's deposit accounts. As of December 31, 1997, $9.1 million or 4.0% of the Bank's deposit portfolio consisted of one- to six-month fixed-term, market-rate certificates, and $38.7 million or 16.8% consisted of 13 to 60-month fixed-term, market-rate certificates. Savings accounts are a primary source of deposit funds for the Bank and, as of December 31, 1997, represented $96.2 million, or 41.7% of the deposit portfolio.

         The  Bank  also  offers  standardized  individual  retirement  accounts
("IRAs"), as well as qualified defined master plans for self- employed individuals. IRAs are marketed in the form of all of the available savings deposits and certificates.

         The Bank had no brokered certificates of deposit as of December 31, 1997.

         The Bank pays interest rates on its certificate accounts which are competitive in its market. Interest rates on deposits are reviewed weekly by management based on a combination of factors, including the need for funds and local competition.

         Deposits in the Bank as of December 31, 1997 were represented by various types of savings programs described below.

         Deposit Portfolio. Deposits in the Bank as of December 31, 1997, were represented by various types of savings programs described below.

                                                                                   Minimum          Balance as of    Percentage of
Category                         Term                         Interest Rate(1)  Balance Amount    December 31, 1997  Total Deposits
--------                         ----                         ----------------  -------------     -----------------  --------------
                                                                                                  (In Thousands)
Regular Savings                  None                             3.25%          $   10                $ 32,780              14.2%
Senior Club Savings              None                             4.00              500                  62,950              27.3
Christmas and Vacation
  Clubs                          None                             2.00               10                     428                .2
NOW Accounts                     None                             1.48               10                  14,078               6.1
Super NOW                        None                             1.48            1,000                     872                .4
Money Market Accounts            None                             3.64            1,000                   7,687               3.3
Non-interest Deposits            None                                -              300                     712                .3

Certificates of Deposit:

Fixed Term, Fixed Rate           1-3 Months                       3.64              500                     582                .3
Fixed Term, Fixed Rate           4-6 Months                       3.88              500                   8,519               3.7
Fixed Term, Fixed Rate           7-12 Months                      5.55              500                  63,269              27.4
Fixed Term, Fixed Rate           13-24 Months                     5.08              500                   8,027               3.5
Fixed Term, Fixed Rate           25-36 Months                     5.32              500                  14,290               6.2
Fixed Term, Fixed Rate           60 Months                        5.79            1,000                  16,364               7.1
                                                                                                        -------             -----

                                 Total deposits                                                        $230,558             100.0%
                                                                                                                            =====
                                 Accrued interest on deposits                                                30
                                                                                                        -------
                                 Total                                                                 $230,588
                                                                                                        =======

-------------------------
(1) Interest rate offerings as of December 31, 1997.

         Time Deposits by Rate. The following table sets forth the time deposits in the Company classified by interest rate as of the dates indicated.

                                                                   As of December 31,
                                                   ------------------------------------------------
                                                       1997             1996                1995
                                                   ------------     ------------        -----------
                                                                   (In Thousands)

Weighted average rate:
3.00-3.99%................................          $  9,102         $ 14,497             $  8,732
4.00-4.99%................................             4,858           19,199               20,152
5.00-5.99%................................            91,505           65,362               65,206
6.00-6.99%................................             5,586           19,440               19,595

Accrued interest on certificate
accounts..................................                10               16                   23
                                                      ------           ------              -------

  Total...................................          $111,061         $118,514             $113,708
                                                     =======          =======              =======

         Time Deposits Maturity Schedule. The following table sets forth the amount and maturities of time deposits at December 31, 1997.

                                                                     Amount Due
                        -------------------------------------------------------------------------------------------------------
                                                                                                After
                         December 31,          December 31,          December 31,           December 31,
Interest Rate                1998                  1999                  2000                   2000                Total
-------------           -----------------   -------------------   -------------------   --------------------   ----------------
                                                                     (In Thousands)

2.99% or less...........         $      -              $      -              $      -               $      -          $      -
3.00-3.99%..............            9,092                     -                     -                      -             9,092
4.00-4.99%..............            4,754                    90                     -                      -             4,844
5.00-5.99%..............           75,659                 8,562                 3,876                  3,448            91,545
6.00-6.99%..............              383                 4,028                 1,159                      -             5,570
Accrued Interest on
Certificate Accounts....               10                     -                     -                     --                10
                                  -------               -------               -------                -------           -------

  Total                           $89,898               $12,680                $5,035                 $3,448          $111,061
                                   ======                ======                 =====                  =====           =======



         Jumbo Certificates of Deposit. The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1997.

                                                      Certificates
Maturity Period                                       of Deposits
---------------                                       -----------
                                                    (In Thousands)

Within three months.........................            $ 3,767
Three through six months....................                512
Six through twelve months...................              4,811
Over twelve months..........................              1,597
                                                         ------
                                                        $10,687
                                                        =======

         Savings Deposit Activity. The following table sets forth the savings activities of the Bank for the periods indicated:

                                                                                 Year Ended December 31,
                                                   --------------------------------------------------------------------------------
                                                       1997             1996              1995             1994            1993
                                                  ------------     -------------      -----------      -----------     -----------
                                                                               (In Thousands)
Deposits..................................            $337,164        $336,937         $305,790         $309,093        $294,955
Withdrawals...............................             335,365         340,105          305,593          318,822         286,765
Net increase (decrease)
  before interest credited................               1,805          (3,168)             197           (9,729)          8,190
Deposits sold.............................             (37,238)              -                -                -               -
Interest credited.........................               9,449           9,532            8,750            6,654           7,154
                                                       -------         -------          -------          -------         -------
Net increase (decrease) in
  savings deposits........................            $(25,988)       $  6,364         $  8,947         $ (3,075)       $ 15,344
                                                       =======         =======          =======          =======         =======


Borrowings

         Deposits are the primary source of funds of the Bank's lending and investment activities and for its general business purposes. The Bank may obtain advances from the FHLB of Pittsburgh to supplement its supply of lendable funds. Advances from the FHLB of Pittsburgh are typically secured by a pledge of the Bank's stock in the FHLB of Pittsburgh and a portion of the Bank's first mortgage loans and certain other assets. The Bank, if the need arises, may also access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At December 31, 1997, the Bank had $7.9 million in advances outstanding from the FHLB of Pittsburgh at fixed rates of interest, all of which were matched to a specific investment at a positive interest rate spread. Most of these advances provide for a prepayment penalty. At December 31, 1997, the Bank had no other borrowings. See Note 9 of the Notes to Consolidated Financial Statements of the Mid-Tier Holding Company.

         The following table sets forth certain information as to FHLB advances at the dates indicated. Included in the table below is a $1,884,000 Community Investment Program loan ("CIP") from the FHLB Pittsburgh used to finance the Bank's low income housing project to a developer/manager of Section 8 housing.

                                                                   As of and For the
                                                                 Year Ended December 31,
                                                    ----------------------------------------------
                                                       1997              1996              1995
                                                       ----              ----              ----
                                                           (Dollars In Thousands)

FHLB advances.............................            $7,884            $7,884            $7,884
Weighted average interest rate of
  FHLB advances...........................              5.53%             5.53%             5.53%
Maximum amount of advances at
 any month end............................            $7,884            $7,884            $7,884
Average amount of advances................            $7,884            $7,884            $7,884
Weighted average interest rate
  of average amount of advances...........              5.53%             5.53%             5.53%


Subsidiaries and Joint Venture Activity

         The Bank is permitted to invest up to 2% of its assets in the capital stock of, or secured or unsecured loans to, subsidiary corporations, with an additional investment of 1% of assets when such additional investment is utilized primarily for community development purposes. Under such limitations, as of December 31, 1997, the Bank was authorized to invest up to approximately $5.5 million in the stock of, or loans to, service corporations (based upon the 2% limitation). As of December 31, 1997, the net book value of the Bank's investment in stock, unsecured loans, and conforming loans in its service corporations was $136,000.

         The Bank has two wholly owned subsidiary corporations, Montgomery Service Corporation ("MSC") and Ridge Service Corporation ("RSC"). MSC engages in the management of real estate. RSC is presently inactive.

Personnel

         As of December 31, 1997, the Bank had 61 full-time employees and 17 part-time employees. The employees are not represented by a collective bargaining unit. The Bank believes its relationship with its employees to be satisfactory.

Competition

         The Bank faces strong competition in its attraction of savings deposits, which are its primary source of funds for lending, and in the origination of real estate loans. The Bank's competition for savings deposits and loans historically has come from other thrift institutions and commercial banks located in the Bank's market area. The Bank also competes with mortgage banking companies for real estate loans, and faces competition for investor funds from short- term money market securities and corporate and government securities.

         The  Bank's  market  area  generally  includes   Philadelphia,   Bucks,
Delaware, Chester and Montgomery Counties, which comprise the Philadelphia metropolitan area. The Bank's primary lending area consists of the Roxborough, Manayunk, Overbrook and Andorra neighborhoods located in the far northwest sections of Philadelphia and South Philadelphia. The Bank has no significant loan concentrations in any one part of its primary lending area.

         The Bank competes for loans by charging competitive interest rates and loan fees, remaining efficient and providing a wide range of services to its customers. The Bank offers all consumer banking services such as checking accounts, certificates of deposit, retirement accounts, consumer and mortgage loans and ancillary services such as safe deposit boxes, convenient offices and drive-up facilities, automated teller machines and overdraft protection. These services help the Bank compete for deposits, in addition to offering competitive rates on deposits.

         Recent legislative and regulatory measures have significantly expanded the range of services which savings institutions can offer the public, such as demand deposits, trust services,and consumer and commercial lending. These changes, combined with increasingly sophisticated depositors, have dramatically increased competition for savings dollars among savings institutions and other types of investment entities, as well as with commercial banks in regard to loans, checking accounts and other types of financial services. In addition, large conglomerates and investment banking firms have entered the market for financial services. The competition between commercial banks and savings institutions is also increased by allowing banks to acquire healthy savings institutions, imposing similar capital requirements on banks and savings institutions and placing certain investment and other regulatory restrictions on savings institutions which are similar to those imposed on banks. Thus, in the future, the Bank, like other savings institutions, will face increased competition to provide savings and lending services and, in order to remain competitive, will have to be innovative and knowledgeable about its market, as well as to continue to exert effective controls over its costs.

Properties and Equipment

         The Bank's executive offices are located at 6060 Ridge Avenue in Philadelphia, Pennsylvania. The Bank conducts its business through six offices, all of which are located in the Philadelphia, Pennsylvania area.

         The following table sets forth the location of each of the Bank's offices, the year the office was first acquired and the net book value of each office. The Bank owns five of its six office locations.

                                                                     Year
                                                  Owned             Facility                 Net Book
                                                   or               Opened or               Value as of
             Office Location                     Leased             Acquired             December 31, 1997
-----------------------------------------   ----------------   ------------------   ----------------------
                                                                                          (In Thousands)
Main Office                                      Owned                1958                     $391
6060 Ridge Avenue
Philadelphia, PA  19128

7568 Ridge Avenue                                Owned                1962                       16
Philadelphia, PA  19128

8345 Ridge Avenue                                Owned                1974                      115
Philadelphia, PA  19128

4370 Main Street                                 Leased               1993                       63(1)
Philadelphia, PA  19127

Church Lane & Chester Avenue                     Owned                1982                      134
Yeadon, PA  19050

6503-15 Haverford Avenue                         Owned                1982                      277
Philadelphia, PA  19151                                                                         ---

                                                                                               $996
                                                                                               ====

-------------------------
(1) Includes leasehold improvements. The lease expires on December 31, 1999, with an option to renew to 2004.

         The Bank performs its own data processing through its data processing department located in its main office and utilizes several hardware platforms and a combination of internally developed and purchased software systems. The net book value of this data processing equipment as of December 31, 1997 was $14,500. As of December 31, 1997, the net book value of land, buildings, furniture, and equipment owned by the Bank, less accumulated depreciation totalled $1.5 million. See Note 7 of Notes to Consolidated Financial Statements of the Mid-Tier Holding Company.

         Based on a recognized need to upgrade the date processing system, to be more competitive in the marketplace and to address the year 2000 problem, the Bank signed an agreement with Open Solutions Incorporated, Glastonbury, Connecticut, to purchase their information processing system. This system is a PC-based client service system which, management believes, will serve the Bank well into the next century. It is estimated the total cost of this system will be approximately $1.2 million with an annual cost of approximately $344,000 including depreciation, software cost and maintenance.

Legal Proceedings

         The Bank from time to time is a party to legal proceedings in the ordinary course of business such as enforcing security interests in loans. In the opinion of management, the Bank is not engaged in any other legal proceedings of a material nature at the present time.

                                   REGULATION

         Set forth below is a brief description of certain laws which relate to the Bank, the Mid-Tier Holding Company and the Company. The description is not complete and is qualified in its entirety by references to applicable laws and regulation.

Holding Company Regulation

         General. The Company will be required to register and file reports with the OTS and will be subject to regulation and examination by the OTS. In addition, the OTS will have enforcement authority over the Company and any non-savings institution subsidiaries. This will permit the OTS to restrict or prohibit activities that it determines to be a serious risk to the Bank. This regulation is intended primarily for the protection of depositors and not for the benefit of stockholders.

         QTL Test. Since the Company will only own one savings institution, it will be able to diversify its operations into activities not related to banking, but only so long as the Bank satisfies the QTL test. If the Company controls more than one savings institution, it would lose the ability to diversify its operations into nonbanking related activities, unless such other savings institutions each also qualify as a QTL or were acquired in a supervised acquisition. See "-- Savings Institution Regulation -- Qualified Thrift Lender Test. "

         Restrictions on Acquisitions. The Company must obtain approval from the OTS before acquiring control of any other SAIF-insured savings institution. No person may acquire control of a federally insured savings institution without providing at least 60 days written notice to the OTS and giving the OTS an opportunity to disapprove the proposed acquisition.

Savings Institution Regulation

         General. As a federally chartered, SAIF-insured savings institution, the Bank is subject to extensive regulation by the OTS and the FDIC. Its lending activities and other investments must comply with various federal and state statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System ("Federal Reserve").

         The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's board of directors on any deficiencies that the OTS finds in the Bank's operations. The Bank's relationship with its depositors and borrowers is also regulated to a great extent by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of the Bank's mortgage documents.

         The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in regulations, whether by the OTS, the FDIC or any other government agency, could have a material adverse impact on the operations of the Bank, the Mid-Tier Holding Company and/or the Mutual Holding Company.

         Insurance of Deposit Accounts. The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and the SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to its target level within a reasonable time and may decrease such assessment rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments are set within a range, based on the risk the institution poses to its deposit insurance fund. This risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution.

         Because a significant portion of the assessments paid into the SAIF by savings institutions were used to pay the cost of prior savings institution failures, the reserves of the SAIF were below the level required by law. The BIF had, however, met its required reserve level during the third calendar quarter of 1995. As a result, deposit insurance premiums for deposits insured by the BIF were substantially less than premiums for deposits such as the Bank which are insured by the SAIF. Legislation to capitalize the SAIF and to eliminate the significant premium disparity between the BIF and the SAIF became effective September 30, 1996. The recapitalization plan provided for a special assessment equal to $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Certain BIF institutions holding SAIF-insured deposits were required to pay a lower special assessment. Based on the Bank's deposits at March 31, 1995, the Bank paid a pre-tax special assessment of $1,533,000.

         The recapitalization plan also provides that the cost of prior failures which were funded through the issuance of Fico Bonds (bonds issued to fund the cost of savings institution failures in prior years)
will be shared by members of both the SAIF and the BIF. This increased BIF assessments for healthy banks to approximately $.013 per $100 of deposits in 1997. SAIF assessments for healthy savings institutions in 1997 were approximately $.064 per $100 in deposits and may be reduced, but not below the level set for healthy BIF institutions.

         The FDIC has lowered the rates on assessments paid to the SAIF and widened the spread of those rates. The FDIC's action established a base assessment schedule for the SAIF with rates ranging from 4 to 31 basis points, and an adjusted assessment schedule that reduces these rates by 4 basis points. As a result, the effective SAIF rates range from 0 to 27 to basis points as of October 1, 1996. In addition, the FDIC's final rule prescribed a special interim schedule of rates ranging from 18 to 27 basis points for SAIF-member savings institutions for the last quarter of calendar 1996, to reflect the assessments paid to the Financing Corp. (Fico Bonds). Finally, the FDIC's action established a procedure for making limited adjustments to the base assessment rates by rulemaking without notice and comment, for both the SAIF and the BIF.

         The recapitalization plan also provides for the merger of the SAIF and BIF effective January 1, 1999, assuming there are no savings institutions under federal law. Under separate proposed legislation, Congress is considering the elimination of the federal thrift charter and elimination of the separate federal regulation of thrifts. As a result, the Bank might have to convert to a different financial institution charter and be regulated under federal law as a bank, including being subject to the more restrictive activity limitations imposed on national banks. It is not possible to predict the impact of the Conversion to, or regulation as, a bank until the legislation requiring such change is enacted.

         Regulatory Capital Requirements. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) core capital equal to at least 3% of total adjusted assets, and (3) risk-based capital equal to 8% of total risk-weighted assets. The Bank's capital ratios are set forth under "HISTORICAL AND PRO FORMA CAPITAL COMPLIANCE."

         Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), less certain mortgage servicing rights and less certain investments. Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, certain mortgage servicing rights and certain investments.

         The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital (which is defined as core capital plus supplementary capital) of 8% of risk-weighted assets. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and the portion of the allowance for loan losses not designated for specific loan losses. The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

         The risk-based capital standards of the OTS generally require savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. An institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. An institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

         The OTS calculates the sensitivity of an institution's net portfolio value with data submitted by the institution and the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from an institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. Savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS may require any exempt institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis and may be subject to an additional capital requirement based upon its level of interest rate risk as compared to its peers. Although the rule is not yet in effect, due to the Bank's net size and risk-based capital level, we are exempt from the interest rate risk component.

         Dividend and Other Capital Distribution Limitations. OTS regulations require us to give the OTS 30 days advance notice of any proposed declaration of dividends to the Bank, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by us to the Bank. In addition, we may not declare or pay a cash dividend on the Bank's capital stock if the effect would be to reduce the Bank's regulatory capital below the amount required for the liquidation account to be established at the time of the conversion. See "THE CONVERSION AND REORGANIZATION -- Effects of Conversion and Reorganization -- Effect on Liquidation Account."

         OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 institution") and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four quarter period. Any additional capital distributions require prior regulatory notice. As of December 31, 1997, the Bank qualified as a Tier 1 institution.

         In the event the Bank's capital falls below the Bank's fully phased-in requirement or the OTS notifies the Bank that it is in need of more than normal supervision, the Bank would become a Tier 2 or Tier 3 institution and as a result, the Bank's ability to make capital distributions could be restricted. Tier institutions, which are institutions that before and after the proposed distribution meet their current minimum capital requirements, may only make capital distributions of up to 75 % of net income over the most recent four quarter period. Tier 3 institutions, which are institutions that do not meet current minimum capital requirements and propose to make any capital distribution, and Tier 2 institutions that propose to make a capital distribution in excess of the noted safe harbor level, must obtain OTS approval prior to making such distribution. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. The OTS has proposed rules relaxing certain approval and notice requirements for well-capitalized institutions.

         A savings institution is prohibited from making a capital distribution if, after making the distribution, the savings institution would be undercapitalized (i.e., not meet any one of its minimum regulatory capital requirements). Further, a savings institution cannot distribute regulatory capital that is needed for its liquidation account.

         Qualified Thrift Lender Test. Savings institutions must meet a qualified thrift lender ("QTL") test. If the Bank maintains an appropriate level of qualified thrift investments ("QTIs") (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualify as a QTL, the Bank will continue to enjoy full borrowing privileges from the FHLB of Pittsburgh. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus intangible assets, property used by the institution in conducting its business and liquid assets equal to 10% of total assets). Certain assets are subject to a percentage limitation of 20% of portfolio assets. In addition, savings institutions may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every 12 months. As of December 31, 1997, the Bank was in compliance with the Bank's QTL requirement with approximately 83.18% of its assets invested in QTIs.

         Transactions With Affiliates. Generally, restrictions on transactions with affiliates require that transactions between a savings institution or its subsidiaries and its affiliates be on terms as favorable to the savings institution as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to an aggregate percentage of the savings institution's capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the savings institution. Within certain limits, affiliates are permitted to receive more favorable loan terms than non-affiliates. The Bank's affiliates include the Mutual Holding Company, the Mid-Tier Holding Company and the Company and any company which would be under common control with the Bank. In addition, a savings institution may not extend credit to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate that is not a subsidiary. The OTS has the discretion to treat subsidiaries of savings institution as affiliates on a case-by-case basis.

         Liquidity Requirements. All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At December 31, 1997, the Bank's liquidity ratio was 18.87%. Monetary penalties may be imposed upon institutions for violations of liquidity requirements.

         Federal Home Loan Savings Bank System. The Bank is a member of the FHLB of Pittsburgh, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by savings institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB.

         As a member, the Bank is required to purchase and maintain stock in the FHLB of Pittsburgh in an amount equal to at least 1% of the Bank's aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year. At December 31, 1997, the Bank had $1,702,000 in FHLB stock, at cost, which was in compliance with this requirement. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate related collateral to 30% of a member's capital and limiting total advances to a member.

         The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future.

         Federal Reserve. The Federal Reserve requires all depository institutions to maintain noninterest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy the liquidity requirements that are imposed by the OTS. At December 31, 1997, the Bank's reserve met the minimum level required by the Federal Reserve.

         Savings institutions have authority to borrow from the Federal Reserve System "discount window," but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System. The Bank had no borrowings from the Federal Reserve System at December 31, 1997.

                                    TAXATION

Federal Taxation

         The Mid-Tier Holding Company is subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations. In August 1996, the Code was revised to equalize the taxation of thrifts and banks. Thrifts, such as us, no longer have a choice between the percentage of taxable income method and the experience method in determining additions to bad debt reserves. Thrifts with $500 million of assets or less may still use the experience method, which is generally available to small banks. Larger thrifts must use the specific charge off method regarding bad debts. Any reserve amounts added to the Bank's bad debt reserve after 1987 will be recaptured into the Bank's taxable income over a six year period beginning in 1996. A thrift may delay recapturing into income its post-1987 bad debt reserves for an additional two years if it meets a residential lending test. This recapture will not have a material impact on the Bank.

         Under the experience method, the bad debt deduction may be based on (i) a six-year moving average of actual losses on qualifying and non-qualifying loans, or (ii) a fill-up to the institution's base year reserve amount, which is the tax bad debt reserve determined as of December 31, 1987.

         The percentage of specially computed taxable income that was used to compute a savings institution's bad debt reserve deduction under the percentage of taxable income method (the "percentage bad debt deduction") was 8%. The percentage of taxable income bad debt deduction thus computed was reduced by the amount permitted as a deduction for non-qualifying loans under the experience method. In the past the availability of the percentage of taxable income method permitted qualifying savings institutions to be taxed at a lower effective federal income tax rate than that applicable to corporations generally (approximately 31.3% assuming the maximum percentage bad debt deduction).

         If a savings institution's qualifying assets (generally, loans secured by residential real estate or deposits, educational loans, cash and certain government obligations) constitute less than 60% of its total assets, the institution may not deduct any addition to a bad debt reserve and generally must include existing reserves in income over a four year period, which is immediately accruable for financial reporting purposes. As of September 30, 1997, at least 60% of the Bank's assets were qualifying assets as defined in the Code. No assurance can be given that the Bank will meet the 60% test for subsequent taxable years.

         Earnings appropriated to the Bank's bad debt reserve and claimed as a tax deduction including the Bank's supplemental reserves for losses will not be available for the payment of cash dividends or for distribution to stockholders (including distributions made on dissolution or liquidation), unless the Bank includes the amount in income. Distributable amounts may be reduced by any amount deemed necessary to pay the resulting federal income tax. As of December 31, 1997, the Bank had $5.4 million of accumulated earnings, representing the Bank's base year tax reserve, for which federal income taxes have not been provided. If such amount is used for any purpose other than bad debt losses, including a dividend distribution or a distribution in liquidation, it will be subject to federal income tax at the then current rate.

         Generally, for taxable years beginning after 1986, the Code also requires most corporations, including savings institutions, to utilize the accrual method of accounting for tax purposes. Further, for taxable years ending after 1986, the Code disallows 100% of a savings institution's interest expense deemed allocated to certain tax-exempt obligations acquired after August 7, 1986. Interest expense allocable to (i) tax-exempt obligations acquired after August 7, 1986 which are not subject to this rule, and (ii) tax-exempt obligations issued after 1982 but before August 8, 1986, are subject to the rule which applied prior to the Code disallowing the deductibility of 20% of the interest expense.

         The Code imposes an alternative minimum tax ("AMT") on a corporation's alternative minimum taxable income ("AMTI") at a rate of 20%. AMTI is increased by certain preference items, including the excess of the tax bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under the experience method. Only 90% of AMTI can be offset by net operating loss carryovers of which we currently have none. AMTI is also adjusted by determining the tax treatment of certain items in a manner that negates the deferral of income resulting from the regular tax treatment of those items. Thus, the Mid-Tier Holding Company's AMTI is increased by an amount equal to 75 % of the amount by which the Mid-Tier Holding Company's adjusted current earnings exceeds the Bank's AMTI (determined without regard to this adjustment and prior to reduction for net operating losses). In addition, for taxable years beginning after December 31, 1986 and before January 1, 1996, an environmental tax of 0.12% of the excess of AMTI (with certain modifications) over $2 million is imposed on corporations, including the Mid-Tier Holding Company, whether or not an AMT is paid.

         The Mid-Tier Holding Company (and the Company) may exclude from its income 100% of dividends received from us as a member of the same affiliated group of corporations. A 70% dividends received deduction generally applies with respect to dividends received from corporations that are not members of such affiliated group, except that an 80% dividends received deduction applies if the Mid- Tier Holding Company owns more than 20% of the stock of a corporation paying a dividend. The above exclusion amounts, with the exception of the affiliated group figure, were reduced in years in which the Mid-Tier Holding Company availed itself of the percentage of taxable income bad debt deduction method.

         The federal income tax returns of the Mid-Tier Holding Company have not been audited by the IRS since its formation in 1997. The Bank's federal income tax returns have been audited through 1993.

State Taxation

         The Company is subject to the Pennsylvania Corporate Net Income Tax and Capital Stock and Franchise Tax. The Corporate Net Income Tax rate is currently 11.50% and is imposed on the Company's unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock Tax is a property tax imposed at the rate of 1.3% of a corporation's capital stock value, which is determined in accordance with a fixed formula based upon average net income and net worth.

         The state tax returns of the Bank and the Mid-Tier Holding Company have not been audited by the Commonwealth of Pennsylvania during the past ten years.

           MANAGEMENT OF THE COMPANY AND THE MID-TIER HOLDING COMPANY

         The Boards of Directors of the Company and the Mid-Tier Holding Company are composed of seven members each, divided into three classes and are elected by the stockholders of the Mid-Tier Holding Company and the Company, respectively, for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of directors John F. McGill, Jr. and Joseph P. Healy have terms of office expiring in 1999; a second class, consisting of directors Francis E. McGill, III and Add B. Anderson, Jr. have terms of office expiring in 2000; and a third class, consisting of directors John F. McGill, Sr., Jerry Naessens and Michael G. Crofton have a term of office expiring in 2001. Their names and biographical information are set forth under "MANAGEMENT OF THE BANK--Directors."

         The following individuals hold positions as executive officers of the Company and the Mid-Tier Holding Company, or its subsidiary, the Bank, as set forth below their names.


Name                            Position
----                            --------

John F. McGill                  Chairman of the Board

John F. McGill, Jr.             Director, President and Chief Executive Officer

Jerry Naessens                  Director, Secretary and Chief Financial Officer


         The executive officers of the Mid-Tier Holding Company and the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

         Since the formation of the Mid-Tier Holding Company and the Company, none of the executive officers, directors or other personnel has received remuneration from the Mid-Tier Holding Company or the Company. Information concerning the principal occupations, employment and compensation of the directors and officers of the Mid-Tier Holding Company and the Company during the past five years is set forth under "MANAGEMENT OF THE BANK."

                             MANAGEMENT OF THE BANK

Directors

         The Bank's Board of Directors is composed of eight members. Directors of the Bank are generally elected to serve for a three-year period or until their respective successors shall have been elected and shall qualify. The following table sets forth certain information regarding the composition of the Bank's Board of Directors as of December 31, 1997, including the terms of office of Board members.

                                                                                           Year First
                                                                                             Elected          Term to
Name                                  Age(1)      Position                                 Director(2)        Expire
----                                  ------      --------                                 -----------        ------
John F. McGill(4)                       60        Chairman of the Board and Chief             1967             2001
                                                  Executive Officer

Robert E. Domanski, M.D.                53        Director                                    1991             2001

Pietro M. Jacovini, Jr.                 82        Director                                    1982             2001

John F. McGill, Jr.(3)(4)               36        President and Director                      1991             1999

Joseph P. Healy                         71        Director                                    1989             1999

William A. Lamb, Sr.                    61        Director                                    1993             1999

Francis E. McGill, III(3)               38        Director                                    1991             2000

Add B. Anderson, Jr.                    71        Director                                    1973             2000


---------------------
(1)  At December 31, 1997.
(2) Represents year first elected to either the Board of Directors of the Company, the Mid-Tier Holding Company or the Bank, or a predecessor savings institution. The Mid-Tier Holding Company was organized March, 1997. the Company was organized March, 1998.
(3) John F. McGill, Jr. is the son of John F. McGill and cousin of Francis E. McGill, III.
(4) Effective November 20, 1997, John F. McGill, Jr. was appointed President and Chief Executive Officer. Prior to that date, John F. McGill was Chairman of the Board, President and Chief Executive Officer.

Executive Officers Who Are Not Directors

         The following tables sets forth information regarding the executive officers of the Bank who are not also directors.


Name                       Age    Positions Held in the Bank
----                       ---    --------------------------

Jerry Naessens             62     Chief Financial Officer, Treasurer, Secretary

Ronald D. Masciantinio     58     Vice President, Compliance

Christopher P. McGill      29     Vice President, Lending

Elizabeth Milavsky         47     Vice President, Operations

Frank Zangari              45     Vice President, Internal Audit

Dolores M. Lush            56     Vice President, Support Services



         The principal occupation during the past five years of each director of the Bank and Company and each executive officer of the Bank is set forth below. All directors have held their present positions for five years unless otherwise stated.

         John F. McGill, Sr. has been Chief Executive Officer of the Bank since 1980. He was President and Chief Executive Officer of the Bank from 1980 to November 20, 1997, and Chairman of the Board since 1989, and has been a director of the Bank for over 30 years. He has served in various officer capacities with the Bank since 1972. Mr. McGill is also a 25% partner in Francis E. McGill, Realtor, a real estate and insurance firm. He is a member of the Board of Roxborough Memorial Hospital.

         John F. McGill, Jr. has been President of the Bank since November 20, 1996. Prior to such positions, he was Executive Vice President in charge of operations, lending and portfolio management of the Bank since March 1991. He has served the Bank in various officer positions since 1984 and has been a director since 1991. Mr. McGill serves on the finance committee of the Basilica of the National Shrine in Washington, D.C.

         Pietro M. Jacovini, Jr. has been a board member of the Bank since 1982. He serves as a board member of St. Agnes Medical Center and is Vice President and a board member of the Philadelphia Fire Museum.

         Francis E. McGill, III is the sole proprietor of the law firm of McGill and McGill, Philadelphia, Pennsylvania, and has practiced with the firm since 1988. He is a member of the Board of Trustees of Roxborough Memorial Hospital.

         Add B. Anderson, Jr. is 100% owner of KeyBis Corporation (formerly Eastern Continuous Forms, Inc.), a manufacturer of business forms in Blue Bell, Pennsylvania. He serves as a member of the Board of Trustees of Roxborough Memorial Hospital and is Chairman of the Roxborough Memorial Health Foundation.

         Joseph P. Healy serves as Chairman of the Board of Trustees of Roxborough Memorial Hospital. He was a partner in Deloitte and Touche from 1965 to 1989, and prior to that time was employed by Deloitte and Touche in various positions, including staff accountant and manager, commencing in 1948.

         Robert E. Domanski, M.D. has been a partner and Director of Radiology of Northwest Radiology Associates, Ltd., Philadelphia, Pennsylvania, since 1985. He is a member of the 21st Ward Medical Society.

         William A. Lamb, Sr. was President/CEO of Lamb Brothers Office Products, Philadelphia, Pennsylvania for 33 years. In 1992, Lamb Brothers became part of Philadelphia Stationers where Mr. Lamb assumed the title of Executive Vice President, a title he currently holds with Staples, Inc.

         Jerry A Naessens has been employed by Roxborough-Manayunk as Treasurer and Chief Financial Office since 1991. Mr. Naessens was a partner in Deloitte and Touche from 1980 to 1991. Mr. Naessens is not a member of the Board of Directors of the Bank. He is a member of the Boards of Directors of the Company and the Mid-Tier Holding Company.

         Michael G. Crofton is Vice President and Senior Portfolio Manager of Rittenhouse Financial Services, Inc., a an investment advisory firm located in Radnor, Pennsylvania. Mr. Crofton is not a member of the Board of Directors of the Bank. He is a member of the Boards of Directors of the Company and the Mid-Tier Holding Company.

Meetings and Committees of the Board of Directors

         The business of Boards of Directors of the Bank and the Mid-Tier Holding Company are conducted through meetings of the Board of Directors and the committees of the Board of the Bank. During the year ended December 31, 1997, the Board of Directors of the Mid-Tier Holding Company held three regular meetings and two special meetings and the Board of Directors of the Bank had 12 regular and one special meeting. During the year ended December 31, 1997, no director attended fewer than 75% of the total meetings of the Board of Directors of the Mid-Tier Holding Company and the Bank and committees on which such director served.

         The Executive Committee of the Board of Directors of the Bank consists of members John F. McGill, John F. McGill, Jr., Joseph P. Healy and Francis E. McGill, III and four other directors who rotate quarterly. The Committee meetings as necessary in between meetings of the full Board of directors. All actions of the Executive Committee must be ratified by the full Board of Directors. The Executive Committee met 12 times during the year ended December 31, 1997.

         The Compensation Committee of the Bank consists of Directors John F. McGill, Joseph P. Healy and Robert E. Domanski. The committee meets annually to review the performance of the Bank officers and employees, and to determine compensation programs and adjustments. The Compensation Committee met one time during fiscal 1997 to consider compensation.

         The Audit Committee of the Bank consists of Directors Healy (Chairman), Jacovini, Domanski, Lamb, F.E. McGill, III, and Anderson. In its capacity as the Audit Committee, the Board is responsible for developing the Bank audit program and monitoring it. This committee meets with the Bank outside auditors to discuss the results of the annual audit and any related matters. The Chairman of the Audit

Committee also receives and reviews all the reports and findings and other information presented to him by the Bank's internal auditors. The Audit Committee met one time in 1997.

         The Bank's Nominating Committee consists of John F. McGill, Joseph P. Healy and John F. McGill, Jr. The Nominating Committee met once during 1997.

Executive Compensation

         Summary Compensation Table. The following table sets forth for the year ended December 31, 1997, certain information as to the compensation received by the Chief Executive Officer and each executive officer of the Mid-Tier Holding Company listed above who received total cash compensation in excess of $100,000. All Compensation is paid by the Bank.

                                                                           Long Term
                                       Annual Compensation               Compensation(3)
                                      ---------------------        ----------------------------
                                                                                   Securities
                                                                   Restricted       Underlying        All Other
Name and                 Fiscal                                       Stock          Options/       Compensation
Principal Position        Year        Salary(1)       Bonus         Awards($)       SARs(#)(2)         ($)(4)
------------------        ----        ---------       -----        ----------       ----------      ------------

John F. McGill            1997        270,000        65,000            --             15,000           168,111
Chairman

John F. McGill, Jr.       1997        200,000        35,000            --             11,000            26,046
President and Chief
Executive Officer

Jerry A. Naessens         1997        175,000         8,750            --             8,000             68,481
Treasurer and Chief
Financial Officer

---------------
(1)  Includes salary and director's fees.
(2)  Includes  awards  of stock  options  under the 1992 and 1994  Stock  Option
     Plans.
(3) Does not include potential stock benefit plans to be adopted after completion of the Conversion and Reorganization. See "-- Proposed Future Stock Benefit Plans."
(4) Includes allocations of shares of Mid-Tier Common Stock under the Bank's ESOP, valued at $2,046 as of December 31, 1996, to each of the three named executive officers. The amounts shown also include a $24,000 contribution by the Bank to its profit sharing plan on behalf of each of the three named executive officers, and accruals of $142,065, $0, and $42,435 under the Bank's supplemental retirement plans for John F. McGill, John F. McGill, Jr., and Jerry A. Naessens, respectively.

         Board Fees. Non-officer members of Board of Directors of the Bank received fees of 1,000 per month during the 1997 fiscal year plus $1,200 retainer. Members of the Board's Budget, Audit and Advisory Committees were paid no fees for each meeting attended during fiscal 1997. The Bank paid a total of $125,200 in directors' fees for the fiscal year ended December 31, 1997. The Company does not pay any additional compensation for membership on the Board of Directors. The Executive Committee was paid $1,000, in the aggregate, per meeting, and met 12 times during 1997.

         Francis E. McGill, III is the sole proprietor of McGill and McGill, a law firm in Philadelphia, Pennsylvania, which during the year ended December 31, 1997 received approximately $119,000 in fees from the Bank for legal services.

         The Bank has followed the policy of offering residential mortgage loans for the financing of personal residences, share loans, and consumer loans to its officers, directors and employees. The loans are made in the ordinary course of business and also made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectibility or present other unfavorable features.

Benefits Plans

         The Mid-Tier Holding Company has no full time employees, relying upon employees of the Bank for the limited services required by the Mid-Tier Holding Company. All compensation paid to directors, officers and employees is paid by the Bank. The Bank currently provides benefits to its officers, directors and employees, as described below.

         Insurance. Full-time employees and part-time employees who work at least 1,000 hours per year are provided, with no contribution or expense to them, with group plan insurance that covers hospitalization, major medical, dental and long term disability, accidental death and life insurance. This insurance is available generally and on the same basis to all employees. Long term disability is available after completion of a minimum of one year of service, while the other benefits are available immediately. Part-time employees who work less than 1,000 hours per year have no benefits.

         Pension Plan. The Bank sponsors a defined benefit pension plan (the "Pension Plan"). All full-time employees and part-time employees of the Bank who work 1,000 hours are eligible to participate after one year of service and attainment of age 21. A qualifying employee becomes fully vested in the Pension Plan upon completion of five years service or when the normal retirement age of 65 is attained. The Pension Plan is intended to comply with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         Benefits are payable in the form of various annuity alternatives, including a joint and survivor option, or in a lump-sum amount. The following table shows the estimated annual benefits payable under the Pension Plan based on the respective employee's years of benefit service and applicable average annual salary, as calculated under the Pension Plan. Effective January 1, 1997, the maximum level of compensation subject to pension plan benefits is $160,000 per year, as adjusted. Benefits under the Pension Plan are subject to offset for Social Security benefits.

                                                 Years of Benefit Service
                   -------------------------------------------------------------------------------------
                      15                 20                 25                 30                35
                     ----               ----               ----               ----              ---

$ 60,000........   $ 8,352            $11,136            $13,920            $16,704           $19,488
  80,000........    11,952             15,936             19,920             23,904            27,888
 100,000........    15,552             20,736             25,920             31,104            36,288
 125,000........    20,052             26,736             33,420             40,104            46,788
 150,000........    24,552             32,736             40,920             49,104            57,288


         The Pension Plan provides for monthly payments to each participating employee at normal retirement age. The annual allowance payable under the Pension Plan is equal to 1.2% of Final Average Compensation ("FAC") times years of service, but not in excess of 48%, less 1.25% of the Primary Social Security Benefit times years of service, but not in excess of 50%. A participant who is vested in the Pension Plan may elect an early retirement at age 55 with 20 years of service, and may elect to receive a reduced monthly benefit. The Pension Plan also provides for payments in the event of disability or death. At December 31, 1997, John McGill, John McGill, Jr. and Jerry Naessens had 25, 13 and 6 years of credited service under the Pension Plan. Total Company pension expense for 1995, 1996 and 1997 amounted to $69,263, $131,360 and $143,394, respectively.

         Supplemental Retirement Agreements. In November, 1993, the Bank entered into non-tax qualified retirement and death benefit agreements with John F. McGill, then President and Chief Executive Officer and Jerry Naessens, Treasurer. The agreements were subsequently amended in June 1996. In recognition of the services provided by these officers to the Bank, the retirement agreements provide that Messrs. McGill and Naessens (or their spouses) shall receive at age 67 monthly retirement benefits of $12,500 and $4,167, respectively. If either officer becomes permanently and totally disabled prior to age 67, the employee will receive the monthly supplemental retirement benefits upon reaching age 67. The retirement agreements provide that the officer's spouse shall receive a pro-rated monthly death benefit if the officer dies while employed by the Bank prior to age 67, based on the officer's age at the time of death. This pro-rated benefit for Mr. McGill ranges from $4,166 to $11,875, for ages 55 to 64, and for Mr. Naessens ranges from $1,375 to $3,625, for ages 58 to 64. The retirement agreements provide that the Bank may purchase a policy or policies of life insurance on the life of these officers, for which the Bank will be the beneficiary. Such policies need not be designated for the payment of benefits pursuant to the retirement agreements.

         Employment Agreements. Effective January 1, 1995, the Bank entered into separate employment agreements with John F. McGill, Sr., Chairman of the Board, then President and Chief Executive Officer of the Bank, and Jerry A. Naessens, Treasurer of the Bank. The Bank and Mid-Tier Holding Company entered into an employment agreement with John F. McGill, Jr., President and Chief Executive Officer effective January 1, 1998. The employment agreements are for terms of three years. The agreements may be terminable by the Bank for "just cause" as defined in the employment agreements. If the Bank terminates the employees without just cause, such employee will be entitled to a continuation of his salary from the date of termination through the remaining term of the employment agreement. Each employment agreement contains a provision stating that in the event of the termination of employment in connection with, or within one year after, any change in control of the Bank, the Mid- Tier Holding Company, or the Company (upon completion of the Conversion and Reorganization, the employee will be paid a lump sum amount equal to 2.99 times the employee's most recent base salary. If such payments were to be made under the employment agreements, as of January 1, 1998, such payments would equal approximately $750,000, $675,000 and $600,000, respectively to John F. McGill, John F. McGill, Jr. and Jerry Naessens. The aggregate payments that would be made pursuant to the employment agreements would be an expense to the Bank, thereby reducing net income and the Bank's capital by that amount. The employment agreements may be renewed annually by the Board of Directors upon a determination of satisfactory performance within the Board's sole discretion. If any of the employees shall become disabled during the term of their respective employment agreements, the employee shall nevertheless continue to receive payment of his base salary for a period of 12 months but such period shall not exceed the remaining term of the employment agreement, and 80% of such base salary for the remaining term of the employee's employment agreement. Disability payments under the employment agreements shall be reduced by any other benefit payments made under other disability programs in effect for Bank employees. Implementation of the Conversion and Reorganization will not constitute a change in control under the employment agreements.

         Profit Sharing Plan. The Bank sponsors a tax-qualified defined contribution profit sharing plan, ("Profit Sharing Plan"), for the benefit of its employees. Employees became eligible to participate under the Plan after age 21 and completing six months of service. Benefits under the plan are determined based upon annual discretionary contributions to the plan. Such benefits are allocated to participant accounts as a percentage of base compensation of such participant to the base compensation of all participants. At the end of each year, the Board of Directors determines whether to make a contribution and the amount of the contribution to the Plan, based upon a number of factors, such as the Bank's retained earnings, profits, regulatory capital and employee performance. Such discretionary contributions shall not exceed 7.5% of the Bank's Gross Income before taxes, or 15% of employee base pay, whichever is less. No employee contributions are permitted under the plan. Plan Participants are not permitted to direct contributions under the Plan.

         Benefits are payable upon termination of employment, retirement, death, disability or Plan termination. Normal retirement age under the Plan is age 65 or, if later, the fifth anniversary of the first day of the Plan year during which you entered the Plan. It is intended that the Plan operate in compliance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Benefits under the Profit Sharing Plan become 100% vested and non-forfeitable following five years of service.

         The contributions to the Profit Sharing Plan on behalf of John F. McGill, John F. McGill, Jr., and Jerry Naessens were $24,000 each for the fiscal year ended December 31, 1997. Total contributions to the Plan for all employees for the fiscal year ended December 31, 1997 were $315,670.

         Employee Stock Ownership Plan. The Bank sponsors an employee stock ownership plan (the "ESOP") for the exclusive benefit of participating employees, which was implemented upon the completion of the Reorganization. Participating employees are employees who have completed one year of service with the Bank or its subsidiaries.

         The ESOP is fully funded. Benefits may be paid either in shares of the Common Stock or in cash. The ESOP borrowed funds from an unrelated third party lender, in an amount sufficient to purchase 14,000 shares of the Common Stock. This loan was secured by the shares purchased and earnings of ESOP assets. This loan was paid in full at December 31, 1997.

         Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of total compensation as reported on Form W-2, excluding bonuses. All participants must be employed at least 1,000 hours in a plan year and be employed on the last day of the plan year in order to receive an allocation. Participants who are not actively employed at the last day of the Plan year due to retirement, total and permanent disability, or death shall share in the allocation of contributions and forfeitures for that Plan year only if otherwise eligible. Participant benefits become 20% vested after three years of service, increasing by 20% annually thereafter until benefits are 100% vested after seven years. Vesting will be accelerated upon retirement, death, disability or termination of the ESOP. Forfeitures will be reallocated to participants on the same basis as other contributions in the plan year. Benefits may be payable in the form of a lump sum upon retirement, death, disability or separation from service.

         The Board of Directors has appointed a committee (the "ESOP Committee") to administer the ESOP and trustees (the "ESOP Trustees"). Directors John McGill, John McGill, Jr. and Joseph P. Healy serve as the members of the ESOP Committee and as the initial ESOP Trustees. The Board of Directors or the ESOP Committee may instruct the ESOP Trustees regarding investments of funds contributed to the ESOP. The ESOP Trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Trustees as directed by the Board of Directors or the ESOP Committee. As part of the Offering, the ESOP plans to borrow funds from the Company and use the funds to purchase up to 8% of the Common Stock to be sold in the Offering. Collateral for the loan will be the Common Stock purchased by the ESOP. The loan will be repaid principally from the Bank's contributions to the ESOP over a period of at least fifteen years. The interest rate for the loan will be the prime rate. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid.

         Stock Option Plans. In connection with the Reorganization, the Bank's Board of Directors adopted the Roxborough-Manayunk Federal Savings Bank 1992 Stock Option Plan (the "1992 Option Plan") on October 28, 1992, subject to approval by the Bank's stockholders. Pursuant to the 1992 Option Plan, 20,000 shares (a number of shares equal to 10% of the common stock of the Bank issued in the Bank's stock offering) were reserved for issuance by the Bank upon exercise of stock options. The purpose of the 1992 Option Plan is to provide additional incentive to certain officers, directors and key employees by facilitating their purchase of a stock interest in the Bank. The 1992 Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the 1992 Option Plan. Options which may be granted under the Plan include Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 ("Code") or Non-Incentive Stock Options (collectively referred to as "Stock Options").

         The 1992 Option Plan is administered by a committee of at least three directors designated by the Board of Directors (the "1992 Option Committee"). Such members of the 1992 Option Committee shall be deemed "disinterested" within the meaning of Rule 16b-3 pursuant to the Securities Exchange Act of 1934 (the "1934 Act"). Directors J. P. Healy, A. B. Anderson, and F. E. McGill, III, serve as members of the Option Committee. The Option Committee selects the employees to whom options are to be granted and the number of shares to be granted, based upon the employee's position at the Bank, years of service and performance.

         An initial grant of options under the Option Plan took place upon completion of the Reorganization of the Bank to the mutual holding company form of ownership, and the option exercise price was the purchase price of the common stock of the Bank in the offering (i.e., $10.00 per share of Common Stock). Options to purchase approximately 10,000, 6,000 and 20,000 shares of the Bank Common Stock were granted to John F. McGill, John F. McGill, Jr., and all officers as a group (3 persons), respectively, as of December 31, 1992. Such options were incentive stock options and became exercisable at the rate of one-third annually following one year after grant. The Plan was ratified by the Bank's stockholders at the first Annual Meeting of Stockholders on April 14, 1993. No options were granted or exercised during the fiscal year ended December 31, 1997 under the 1992 Stock Option Plan.

         The Board of Directors of the Bank adopted the 1994 Stock Option Plan, which was ratified by The Bank's stockholders on April 19, 1995. Pursuant to the 1994 Stock Option Plan, 20,000 shares of the Bank's common stock were reserved for issuance. As of December 31, 1995, all 20,000 options had been granted. Option granted under the 1994 Option Plan were 100% exercisable as of the date of grant at purchase prices equal to the fair market value on the date of grant (i.e., $11.50) and remain exercisable for ten years. Options to purchase 5,000, 5,000, 4,000 and 6,000 shares of the Bank's common stock were granted to John F. McGill, John F. McGill, Jr., Jerry A. Naessens and all non-employee directors as a group (six persons), respectively.

         The 1994 Stock Option Plan, which became effective on the date it was adopted by the Board of Directors, provides for a term of ten years unless terminated earlier by the Board of Directors. No awards may be made after such ten year period. No stock options were granted or exercised during the years ended December 31, 1996 and 1997.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

                                                                           Number of Securities              Value of
                                                                                Underlying              Unexercised in-the-
                                                                               Unexercised                     Money
                                                                             Options/SARs at              Options/SARs at
                                   Shares                                   December 31, 1997            December 31,1997
                                Acquired on              Value               (#) Exercisable/            ($) Exercisable/
           Name                 Exercise (#)          Realized($)             Unexercisable              Unexercisable (1)
--------------------------------------------------------------------------------------------------------------------------------

John F. McGill                      -0-                   -0-                    15,000/0                   $270,300/$0
Chairman

John F. McGill, Jr.                 -0-                   -0-                    11,000/0                    196,220/0
President and CEO

Jerry A. Naessens                   -0-                   -0-                    8,000/0                     142,160/0
Treasurer and Chief
Financial Officer,
Secretary


-------------------
(1) Based on an appraisal of the Bank's illiquid stock undertaken for purposes of the Bank's ESOP ($28.52 per share).

         Management Stock Bonus Plans. In connection with the Reorganization, the Bank adopted a Management Stock Bonus Plan and Trust Agreement (the "1992 MSBP"), the objective of which is to enable the Bank to retain personnel of experience and ability in key positions of responsibility. All employees of the Bank are eligible to receive benefits under the 1992 MSBP. Benefits may be granted in the sole discretion of a committee (the "1992 MSBP Committee") appointed by the Board of Directors of the Bank. The 1992 MSBP is managed by trustees (the "1992 MSBP Trustees") who are directors of the Bank and who have the responsibility to invest all funds contributed by the Bank to the trust created for the 1992 MSBP (the "1992 MSBP Trust"). The 1992 MSBP was ratified by the Bank's stockholders at the first Annual Meeting of Stockholders on April 14, 1993.

         The Bank contributed sufficient funds to the 1992 MSBP Trust so that the 1992 MSBP Trust could purchase 3% of the Bank's common stock offered in the stock offering (i.e., 6,000 shares). In recognition of their prior and expected services to the Bank and for the profitable operation of the Bank, Messrs. John
F. McGill, John F. McGill, Jr., and all executive officers as a group (three persons) were awarded 50%, 30%, and 100%, respectively, of the shares purchased by the 1992 MSBP. The shares granted were in the form of restricted stock payable over a five-year period at the rate of 20% of such shares per year following the date of grant of the award. All such restricted shares are fully vested.

         The Bank adopted the 1994 Management Stock Bonus Plan (the "1994 MSBP") as of November 19, 1994. The Bank contributed sufficient funds to enable the 1994 MSBP to purchase 6,000 shares of the Bank's common stock all of which have been awarded. The Bank's stockholders ratified the 1994 MSBP on April 19, 1995 at its 1995 annual meeting of stockholders. Awards of 1,500, 1,500, 1,200 and 1,800 shares of Common Stock were granted to John F. McGill, John F. McGill, Jr., Jerry A. Naessens and all non-employee directors as a group (six persons), respectively. All awards are fully vested.

Proposed Future Stock Benefit Plans

         Stock Option Plan. The boards of directors intend to adopt a stock option plan (the Option Plan) following the Conversion and Reorganization, subject to approval by the Company's stockholders, at a stockholders meeting to be held no sooner than six months after the conversion. The Option Plan would be in compliance with the OTS regulations in effect. See "-- Restrictions on Stock Benefit Plans." If the Option Plan is implemented within one year after the conversion, in accordance with OTS regulations, a number of shares equal to 10% of the aggregate shares of common stock to be issued in the offering (i.e., 785,637 shares based upon the sale of 7,856,370 shares at the midpoint) would be reserved for issuance by the Company upon exercise of stock options to be granted to our officers, directors and employees from time to time under the Option Plan. The purpose of the Option Plan would be to provide additional performance and retention incentives to certain officers, directors and employees by facilitating their purchase of a stock interest in the Company. Under the OTS regulations, the Option Plan, would provide for a term of 10 years, after which no awards could be made, unless earlier terminated by the board of directors pursuant to the Option Plan and the options would vest over a five year period (i.e., 20% per year), beginning one year after the date of grant of the option. Options would be granted based upon several factors, including seniority, job duties and responsibilities, job performance, our financial performance and a comparison of awards given by other savings institutions converting from mutual to stock form.

         The Company would receive no monetary consideration for the granting of stock options under the Option Plan. It would receive the option price for each share issued to optionees upon the exercise of such options. Shares issued as a result of the exercise of options will be either authorized but unissued shares or shares purchased in the open market by the Company. However, no purchases in the open market will be made that would violate applicable regulations restricting purchases by the Company. The exercise of options and payment for the shares received would contribute to the equity of the Company.

         If the Option Plan is implemented more than one year after the Conversion, the Option Plan will comply with OTS regulations and policies that are applicable at such time.

         Recognition Plan. The board of directors intends to adopt the Recognition Plan following the conversion, the objective of which is to enable us to retain personnel and directors of experience and ability in key positions of responsibility. The Company expects to hold a stockholders' meeting no sooner than six months after the conversion in order for stockholders to vote to approve the Recognition Plan. If the Recognition Plan is implemented within one year after the conversion, in accordance with applicable OTS regulations, the shares granted under the Recognition Plan will be in the form of restricted stock vesting over a five year period (i.e., 20% per year) beginning one year after the date of grant of the award. Compensation expense in the amount of the fair market value of the common stock granted will be recognized pro rata over the years during which the shares are payable. Until they have vested, such shares may not be sold, pledged or otherwise disposed of and are required to be held in escrow. Any shares not so allocated would be voted by the Recognition Plan Trustees. The Recognition Plan will be implemented in accordance with applicable OTS regulations. See "-- Restrictions on Stock Benefit Plans." Awards would be granted based upon a number of factors, including seniority, job duties and responsibilities, job performance, our performance and a comparison of awards given by other institutions converting from mutual to stock form. The Recognition Plan would be managed by a committee of non-employee directors (the "Recognition Plan Trustees"). The Recognition Plan Trustees would have the responsibility to invest all funds contributed by us to the trust created for the Recognition Plan (the "Recognition Plan Trust").

         We expect to contribute sufficient funds to the Recognition Plan so that the Recognition Plan Trust can purchase, in the aggregate, up to 4% of the amount of common stock that is sold in the conversion. The shares purchased by the Recognition Plan would be authorized but unissued shares or would be purchased in the open market. In the event the market price of the common stock is greater than $10.00 per share, our contribution of funds will be increased. Likewise, in the event the market price is lower than $10.00 per share, our contribution will be decreased. In recognition of their prior and expected services to us and the Company, as the case may be, the officers, other employees and directors responsible for implementation of the policies adopted by the board of directors and our profitable operation will, without cost to them, be awarded stock under the Recognition Plan. Based upon the sale of 7,856,370 shares of common stock in the offering at the midpoint, the Recognition Plan Trust is expected to purchase up to 314,254 shares of common stock.

         If the Recognition Plan is implemented more than one year after the Conversion, the Recognition Plan will comply with such OTS regulations and policies that are applicable at such time.

         Restrictions on Stock Benefit Plans. OTS regulations provide that in the event stock option or management and/or employee stock benefit plans are implemented within one year from the date of Conversion, such plans must comply with the following restrictions: (1) the plans must be fully disclosed in the prospectus, (2) for stock option plans, the total number of shares for which options may be granted may not exceed 10% of the shares issued in the Conversion, (3) for restricted stock plans, the shares may not exceed 3% of the shares issued in the Conversion (4% for institutions with 10% or greater tangible capital), (4) the aggregate amount of stock purchased by the ESOP in the Conversion may not exceed 10% (8% for well-capitalized institutions utilizing a 4% restricted stock plan), (5) no individual employee may receive more than 25 % of the available awards under the option plan or the restricted stock plans, (6) directors who are not employees may not receive more than 5 % individually or 30% in the aggregate of the awards under any plan, (7) all plans must be approved by a majority of the total votes eligible to be cast at any duly called meeting of stockholders held no earlier than six months following the Conversion, (8) for stock option plans, the exercise price must be at least equal to the market price of the stock at the time of grant, (9) for restricted stock plans, no stock issued in a Conversion may be used to fund the plan, (10) neither stock option awards nor restricted stock awards may vest earlier than 20% as of one year after the date of stockholder approval and 20% per year thereafter, and vesting may be accelerated only in the case of disability or death (or if not inconsistent with applicable OTS regulations in effect at such time, in the event of a change in control), (11) the proxy material must clearly state that the OTS in no way endorses or approves of the plans, and (12) prior to implementing the plans, all plans must be submitted to the Regional Director of the OTS within five days after stockholder approval with a certification that the plans approved by the stockholders are the same plans that were filed with and disclosed in the proxy materials relating to the meeting at which stockholder approval was received.

Certain Related Transactions

         Transactions with the Bank and the Mid-Tier Holding Company. John F. McGill, Chairman of the Board of the Company is a 25% partner in Francis E. McGill, Realtor, a real estate and insurance firm in Philadelphia, Pennsylvania. During the fiscal year ended December 31, 1997, Francis E. McGill, Realtor received fees totaling approximately $74,000 from buyers or sellers of real estate where the Company financed the purchase of the real estate. These fees included insurance commissions, real estate brokerage commissions and conveyancing fees. The Company pays premiums on insurance policies obtained through Francis E. McGill, Realtor, for insurance coverage for its own operations, including coverage for workmen's compensation, errors and omissions, blanket bond, safe deposit box, automobile liability, fire insurance on Mid-Tier Holding Company properties. Total premiums for the fiscal year ended December 31, 1997 were approximately $193,000. During the fiscal year ended December 31, 1997, the Mid-Tier Holding Company also paid servicing commissions to the office of Francis E. McGill, Realtor, for rental collections made through that firm on properties owned by the Bank. The total servicing commissions paid for the year were approximately $9,000.

         Indebtedness of Management. The Bank grants loans to its officers, directors and employees. These loans are made in the ordinary course of business and upon the same terms, including collateral, as those prevailing at the time for comparable transactions and do not involve more than the normal risk of collectibility or present any other unfavorable features. Loans to officers and directors of the Bank and their affiliates amounted to $815,174 or 2.86% of the Bank's total equity at December 31, 1997. Assuming the Conversion had occurred at December 31, 1997 with the issuance of 7,860,140 shares, these loans would have totalled approximately __% of pro forma consolidated stockholders' equity.

                  BENEFICIAL OWNERSHIP OF MID-TIER COMMON STOCK

         The following table sets forth information as of December 31, l997, with respect to ownership of the Mid-Tier Holding Company's Common Stock by: (i) the Mutual Holding Company; (ii) the Bank's Employee Stock Ownership Plan; (iii) the executive officers and directors of the Bank; and (iv) all the directors and executive officers of the Bank as a group. The Boards of Directors of the Mutual Holding Company, Bancorp and the Mid-Tier Holding Company, as well as both the companies' executive officers, are identical to those of the Bank. Except as those listed below, the Bank has no knowledge of any person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) who owns beneficially more than 5% of the Common Stock.

                                          Shares of Common                Percent of Class              Percent of
                                      Stock Beneficially Owned         Outstanding to Persons           Total Class
Name                                    at December 31, 1997              Other than MHC(1)           Outstanding(2)
----                               ------------------------------   ----------------------------   -----------------
John F. McGill                               38,500(3)                               15.65                    2.32
Jerry Naessens                               21,400(3)(4)                             8.70                    1.29
Michael G. Crofton                            4,000(4)                                1.63                     .24
John F. McGill, Jr.                          25,800(3)                               10.49                    1.55
Joseph P. Healy                               2,300(3)                                 .93                     .14
Francis E. McGill, III                        4,800(3)                                1.95                     .29
Add B. Anderson, Jr.                         15,800(3)                                6.42                     .95
Pietro M. Jacovini, Jr.                      11,300(3)                                4.59                     .68
William A. Lamb, Sr.                          6,300(3)                                2.56                     .38
Robert E. Domanski, M.D.                      6,300(3)                                2.56                     .38
Directors and executive
  officers as a group
  (10 persons)                              136,500                                  55.49                    8.22
FJF Financial, M.H.C.                     1,415,000                                     --                   85.19
ESOP                                         14,000                                   5.69                     .84


---------------------
(1)  206,000 shares of Common Stock were held by persons other than the MHC.
(2) The total amount of shares of Common Stock issued by the Savings Bank is 1,621,000, which includes 1,415,000 issued to the MHC and 246,000 shares held by persons other than the MHC.
(3) Includes stock options awarded under the 1992 and 1994 Stock Option Plans which are presently exercisable.
(4) Messrs. Naessens and Crofton are not members of the Board of Directors of the Bank. Such individuals are members of the Boards of Directors of the Company and the Mid-Tier Holding Company.

           PROPOSED SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth, for each of the Mid-Tier Holding Company's and the Bank's directors and executive officers, and for all of the directors and executive officers as a group, (1) the number of Exchange Shares to be held upon consummation of the Conversion and Reorganization, based upon their beneficial ownership of Mid-Tier Common Stock as of February 28, 1998, and
(2) the total amount of Common Stock to be held upon consummation of the Conversion and Reorganization, in each case assuming that 7,856,370 shares of Conversion Stock are sold, which is the midpoint of the Offering Price Range. The purchase limit of 300,000 includes shares received as Exchange Shares. Accordingly, pursuant to the policies and regulations of the OTS, none of the Directors or senior management will be permitted to purchase stock in the Conversion and Reorganization if the maximum number of shares of Conversion Stock are sold. See "THE CONVERSION AND REORGANIZATION -- Purchase Limitations."


                              Number         Proposed Purchases of           Total Common Stock
                           of Exchange        Conversion Stock(1)                To Be Held
                           Shares To Be                       Number      Number          Percentage
                           Held(2)(3)(4)   Amount            of Shares   of Shares         of Total
                           -------------   ------            ---------   ---------         --------

John F. McGill                   213,736
Jerry Naessens                   118,804
Michael G. Crofton                22,206
John F. McGill, Jr.              143,231
Joseph P. Healy                   12,768
Francis E. McGill, III            26,647
Add B. Anderson, Jr.              87,715
Pietro M. Jacovini, Jr.           62,733
William A. Lamb, Sr.              34,975
Robert E. Domanski, M.D.          34,975

----------------------
*Less than 1%
(1) Includes proposed subscriptions, if any, by associates. Does not include subscriptions by the ESOP. Intended purchases by the ESOP are expected to be 8% of the shares issued in the Offering.
(2) Includes shares underlying options that may be exercised within 60 days of the date as of which ownership is being determined, and vested and unvested shares of restricted stock. See "BENEFICIAL OWNERSHIP OF MID-TIER COMMON STOCK."
(3) Does not include stock options and awards that may be granted under the 1998 Stock Option Plan and 1998 Recognition Plan if such plans are approved by stockholders at an annual meeting or special meeting of stockholders at least six months following the Conversion. See "MANAGEMENT OF THE BANK--POTENTIAL STOCK BENEFITS PLANS."
(4) Individuals that are to receive in excess of 30,000 Exchange Shares are precluded from purchasing Common Stock in the Offerings.

                        THE CONVERSION AND REORGANIZATION

         The Boards of Directors of the Primary Parties have approved the Plan of Conversion and Reorganization, as has the OTS, subject to approval by the members of the Mutual Holding Company and the stockholders of the Company entitled to vote on the matter and the satisfaction of certain other conditions. Such OTS approval, however, does not constitute a recommendation or endorsement of the Plan by such agency.

General

         The Boards of Directors of the Mutual Holding Company, the Mid-Tier Holding Company and the Bank adopted the Plan as of February 18, 1998. The Plan, which has been subsequently amended, has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the Public Stockholders of the Mid-Tier Holding Company. The Members' Meeting and the Stockholders' Meeting have been called for this purpose on _____________, 1998.

         The following is a brief summary of pertinent aspects of the Plan and the Conversion and Reorganization. The summary is qualified in its entirety by reference to the provisions of the Plan, which is available for inspection at each branch office of the Bank and at certain offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "ADDITIONAL INFORMATION."

Purposes of the Conversion and Reorganization

         The Mutual Holding Company, as a federally chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion and Reorganization, the Company will be structured in the form used by holding companies of commercial banks, many business entities and a growing number of savings institutions. An important distinction between the mutual holding company form of organization and the fully public form is that, by federal law, a mutual holding company must always own over 50% of the common stock of its savings institution subsidiary. Only a minority of the subsidiary's outstanding stock can be sold to investors. If the Bank had undertaken a full conversion to public ownership in 1992, a much greater amount of Bank Common Stock would have been offered, resulting in more stock offering proceeds than management believes could have been effectively deployed at that time. High levels of capital might, in the opinion of management, have exceeded the available opportunities in the Bank's market area in 1992. Management determined therefore that the amount of capital raised in the MHC Reorganization was consistent with its capabilities and loan demand in its market at that time.

         The Mid-Tier Holding Company is a Pennsylvania corporation and is the current holding company for the Bank owning 100% of the Bank's Common Stock. The Mid-Tier Holding Company's shares are owned by the Mutual Holding Company (87.29%) and the Public Stockholders (12.71%). Following the Conversion and Reorganization, the Mid-Tier Holding Company and the Mutual Holding Company will cease to exist and the Company will own 100% of the Bank's Common Stock.

         Through the Conversion and Reorganization, the Company will become the stock holding company of the Bank, which will complete the transition to full public ownership. The stock holding company form of organization will provide the Company with the ability to diversify the Company's and the Bank's business activities through acquisition of or mergers with both stock savings institutions and commercial banks, as well as other companies. There has been significant consolidation in Pennsylvania where the Bank conducts its operations, and although there are no current arrangements, understanding or agreements regarding any such opportunities, the Company will be in a position (subject to regulatory limitations and the Company's financial position) to take advantage of any such opportunities that may arise because of the increase in its capital after the Conversion and Reorganization.

         The Conversion and Reorganization will be important to the future growth and performance of the Company and the Bank by providing a larger capital base to support the operations of the Bank and the Company and by enhancing their future access to capital markets, ability to diversify into other financial services related activities, and ability to provide services to the public. The Conversion and Reorganization will result in increased funds being available for lending purposes, greater resources for expansion of services, and better opportunities for attracting and retaining qualified personnel. Although the Mid-Tier Holding Company currently has the ability to raise additional capital through the sale of additional shares of Mid-Tier Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company always hold a majority of the outstanding shares of Mid-Tier Common Stock.

         The Conversion and Reorganization also will result in an increase in the number of outstanding shares of Common Stock following the Conversion and Reorganization, as compared to the number of outstanding shares of Public Mid-Tier Shares prior to the Conversion and Reorganization, which will increase the likelihood of the development of an active and liquid trading market for the Common Stock.
See "MARKET FOR COMMON STOCK."

         In light of the foregoing, the Boards of Directors of the Primary Parties believe that the Conversion and Reorganization is in the best interests of such companies and their respective stockholders and members.

Description of the Conversion and Reorganization

         On February 18, 1998, the Boards of Directors of the Mid-Tier Holding Company, the Bank and the Mutual Holding Company adopted the Plan. It was subsequently amended and adopted by the Company. Pursuant to the Plan, the Mid-Tier Holding Company will become a federal holding company, then convert to an interim federal stock savings bank and merge with and into the Bank with the Bank as the survivor. Next, the Mutual Holding Company will convert to an interim Federal stock savings bank and merge with and into the Bank, pursuant to which the Mutual Holding Company will cease to exist and the shares of Mid-Tier Common Stock held by the Mutual Holding Company will be canceled. As a result of the merger of the Mutual Holding Company with and into the Bank, the Public Mid-Tier Shares be converted into and become shares of Common Stock. See "--The Exchange Ratio."

         Pursuant to OTS regulations, consummation of the Conversion and Reorganization (including the offering of Conversion Stock in the Offerings, as described below) is conditioned upon the approval of the Plan by (1) the OTS,
(2) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (3) at least two thirds of the shares of the outstanding Mid-Tier Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

Effects of the Conversion and Reorganization

         General. Prior to the Conversion and Reorganization, each depositor in the Bank has both a deposit account in the Bank and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

         Consequently, the depositors of the Bank normally have no way to realize the value of their ownership interest in the Mutual Holding Company, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Mutual Holding Company after other claims are paid.

         Upon consummation of the Conversion and Reorganization and the Offerings, additional permanent nonwithdrawable capital stock will be created which will represent the ownership of the consolidated net worth of the Company. The Common Stock of the Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore, the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Bank.

         Continuity. While the Conversion and Reorganization is being accomplished, the normal business of the Bank of accepting deposits and making loans will continue without interruption. The Bank will continue to be subject to regulation by the OTS and the FDIC. After the Conversion and Reorganization, the Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.

         The directors and officers of the Bank at the time of the Conversion and Reorganization will continue to serve as directors and officers of the Bank after the Conversion and Reorganization. The directors and executive officers of the Company consist of individuals currently serving as directors and executive officers of the Mid-Tier Holding Company, and they generally will retain their positions in the Company after the Conversion and Reorganization.

         Effect on Deposit Accounts. Under the Plan, each depositor in the Bank at the time of the Conversion and Reorganization will automatically continue as a depositor after the Conversion and Reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offerings. Each such account will continue to be insured by the FDIC to the same extent as before the Conversion and Reorganization. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

         Effects on Loans. No loan outstanding from the Bank will be affected by the Conversion and Reorganization, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion and Reorganization.

         Effect on Voting Rights of Members. At present, all depositors and certain borrowers of the Bank are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon completion of the Conversion and Reorganization and merger of the Mid-Tier Holding Company and the Mutual Holding Company into the Bank and the acquisition of the Bank by the Company, depositors will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company. The reorganization which created the Mid-Tier Holding Company vested all voting rights in the Mid-Tier Holding Company as the sole stockholder of the Bank. With the merger of the Mutual Holding Company and the Mid-Tier Holding Company into the Bank and the acquisition of the Company of all of the Bank's shares, exclusive voting rights with respect to the Company will be vested in the holders of Common Stock.

          Tax Effects. Consummation of the Conversion and Reorganization is conditioned on prior receipt by the Primary Parties of rulings or opinions with regard to federal and Pennsylvania income taxation which indicate that the adoption and implementation of the Plan of Conversion and Reorganization set forth herein will not be taxable for federal or Pennsylvania income tax purposes to the

Primary Parties or the Bank's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See " -- Tax Aspects" below and "RISK FACTORS."

         Effect on Liquidation Rights. If the Mutual Holding Company were to liquidate, all claims of the Mutual Holding Company's creditors would be paid first. Thereafter, if there were any assets remaining, members of the Mutual Holding Company would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at the Bank immediately prior to liquidation. In the unlikely event that the Bank were to liquidate after the Conversion and Reorganization, all claims of creditors (including those of depositors, to the extent of the deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see " -- Liquidation Rights" below), with any assets remaining thereafter distributed to the Company as the holder of the Bank's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

         Effect on Existing Option Plans. Under the Mid-Tier Reorganization, the Option Plans and the Restricted Stock Plans remained benefit plans of the Bank with shares of Mid-Tier Common Stock. After the Conversion and Reorganization, they would become benefit plans of the Company. As of December 31, 1997, 100% of the options and restricted stock available for grant under these plans had been granted and were fully vested but options for 40,000 shares had not yet been exercised.

The Offerings

         Subscription Offering. In accordance with the Plan of Conversion and Reorganization, rights to subscribe for the purchase of Conversion Stock have been granted under the Plan of Conversion and Reorganization to the following persons in the following order of descending priority: (i) First Priority, to depositors of the Bank with account balances of $50.00 or more as of the close of business on __________ ____, 199____, ("Eligible Account Holders"); (ii) Second Priority, to the ESOP; (iii) Third Priority, to depositors of the Bank with account balances of $50.00 or more as of the close of business on March 31, 1998 ("Supplemental Eligible Account Holders"); and (iv) Fourth Priority, Depositors of the Bank as of the Voting Record Date (other than Eligible Account Holders and Supplemental Eligible Account Holders) and certain borrowers ("Other Members"). All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and Reorganization and as described below under "--Limitations on Conversion Stock Purchases and Ownership." All purchase amounts described below except Priority 2 are purchase amounts combined with Exchange Shares received by stockholders.

         Priority 1: Eligible Account Holders (First Priority). Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) the maximum purchase limitation established for the Offerings, (ii) one-tenth of 1% of the total offering of shares of Conversion Stock in the Subscription Offering, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Qualifying Deposits of the Eligible Account Holder and the denominator is the total amount of all Qualifying Deposits of all Eligible Account Holders, subject to the overall purchase limitations and the overall ownership limitation. See "-- Limitations on Conversion Stock Purchases and Ownership."

         If there are not sufficient shares available to satisfy all subscriptions of Eligible Account Holders, shares first may be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares may be allocated to subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. The subscription rights of Eligible Account Holders who are also directors or officers of the Mutual Holding Company, the Company or the Bank and their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding __________ ____, 199____.

         Priority 2: ESOP (Second Priority). The ESOP will receive, without payment therefore, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of the Conversion Stock within the Offering Price Range, including any increase in the number of shares of Conversion Stock after the date hereof as a result of an increase of up to 15% in the maximum of the Offering Price Range. The ESOP currently intends to purchase 8% of the shares of Conversion Stock, or 723,132 shares based on the midpoint of the Offering Price Range. Subscriptions by the ESOP will not be aggregated with shares of Conversion Stock purchased directly by or which are otherwise attributable to any other participants in the Offerings, including subscriptions of any of the Bank's directors, officers, employees or associates thereof. See "MANAGEMENT OF THE BANK -- Employee Stock Ownership Plan."

         Priority 3: Supplemental Eligible Account Holders (Third Priority). Each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of (i) the maximum purchase limitation established for the Offerings, (ii) one-tenth of 1% of the total offering of shares of Conversion Stock in the Subscription Offering, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock offered in the Subscription Offering by a fraction, of which the numerator is the amount of the Qualifying Deposits of the Supplemental Eligible Account Holder and the denominator is the total amount of all Qualifying Deposits of all Supplemental Eligible Account Holders, subject to the overall purchase limitation, the overall ownership limitations, and the availability of shares of Conversion Stock for purchase after taking into account the shares of Conversion Stock purchased by Eligible Account Holders and the ESOP. See " -- Limitations on Conversion Stock Purchases and Ownership."

         If there are not sufficient shares available to satisfy all subscriptions of Supplemental Eligible Account Holders, shares first will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, unallocated shares will be allocated to subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all such subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

         Priority 4: Other Members (Fourth Priority). To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to the greater of (i) the maximum purchase limitation established for the Offerings or (ii) one-tenth of 1% of the total offering of shares of Conversion Stock in the Subscription Offering, in each case subject to the overall purchase limitation, the overall ownership limitation, and the availability of shares of Conversion Stock for purchase after taking into account the shares of Conversion Stock purchased by Eligible Account Holders, the ESOP, and Supplemental Eligible Account Holders. See " -- Limitations on Conversion Stock Purchases and Ownership."

         If sufficient shares are not available to satisfy all subscriptions of Other Members, available shares will first be allocated to the remaining subscribing Other Members so as to permit each subscribing Other Member to purchase a number of shares sufficient to make his allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among subscribing Other Members on a pro rata basis in the proportion that each such Other Member's subscription bears to the total subscriptions of all subscribing Other Members, provided that no fractional shares shall be issued.

         Expiration Date for the Subscription Offering. The Subscription Offering will expire at 12:00 Noon, Philadelphia Time, on __________ ____ 1998, unless extended for up to 45 days or such additional periods by the Primary Parties with the approval of the OTS. Such extensions may not be extended beyond __________ ____ 2000. Subscription rights that have not been exercised prior to the Expiration Date will become void.

         The Primary Parties will not execute orders until at least the minimum number of shares of Conversion Stock (6,677,927 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to the Company and the Bank pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the Expiration Date is granted, the Primary Parties will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

         Public Stockholders Offering. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, each Public Stockholder as of the Stockholder Voting Record Date, December 31, 1997 ("Public Stockholders"), may submit orders for Conversion Stock in the Offerings up to the maximum purchase limitation established for the Community Offering, subject to the overall purchase and ownership limitations and the availability of shares of Conversion Stock for purchase after taking into account the shares of Conversion Stock purchased by Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders. See " -- Limitations on Conversion Stock Purchases and Ownership."

         In the event the Public Stockholders as of the Stockholder Voting Record Date submit orders for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of the Mutual Holding Company and the Bank, is in excess of the total number of shares of Conversion

Stock offered in the Offerings, available shares will be allocated among Public Stockholders as of the Stockholder Voting Record Date whose orders are accepted on a pro rata basis in the same proportion as each Eligible Public Stockholder's order bears to the total orders of all Public Stockholders, provided that no fractional shares shall be issued.

         The opportunity to submit orders for shares of Conversion Stock in the Public Stockholders Offering category is subject to the right of the Primary Parties, in their sole discretion, to accept or reject any such orders in whole or in part for any reason either at the time of receipt of an order or as soon as practicable following the completion of the Public Stockholders Offering. It should be noted that Public Stockholders do not have subscription rights with respect to the Conversion and Reorganization.

         Community Offering. To the extent that shares remain available for purchase after satisfaction of all subscriptions by Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, and Other Members and orders of Public Stockholders, the Primary Parties have determined to offer shares pursuant to the Plan to certain members of the general public, with preference given to the natural persons residing in the Local Community. Individually, such persons may purchase, when combined with Exchange Shares, $300,000 of Conversion Stock, subject to overall purchase and ownership limitations. See " -- Limitations on Conversion Stock Purchases and Ownership." This amount may be increased at the sole discretion of the Primary Parties. The opportunity to submit orders for shares of Conversion Stock in the Community Offering category is subject to the right of the Primary Parties, in their sole discretion, to accept or reject any such orders in whole or in part for any reason either at the time of receipt of an order or as soon as practicable following the completion of the Community Offering. All purchases in the Community Offering will be combined with Exchange Shares for purposes of complying with the purchase limitations in the Plan of Conversion and Reorganization.

         If there are not sufficient shares available to fill the orders of the Subscribers in the Community Offering, available shares of stock will be allocated first to each such Subscriber whose order is accepted by the Primary Parties, in an amount equal to the lesser of 100 shares or the number of shares ordered by each such Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Subscribers whose orders remain unsatisfied in the same proportion that the unfilled order of each bears to the total unfilled orders of all such Subscribers whose order remains unsatisfied. If the orders of such Subscribers are filled, and there are shares remaining, shares will be allocated to other members of the general public who submit orders in the Community Offering applying the same allocation described above for such Subscribers.

Limitations on Conversion Stock Purchases and Ownership

         The Plan includes the following limitations on the number of shares of Conversion Stock that may be purchased:

          (1) No less than 25 shares of Conversion Stock may be purchased, to the extent such shares are available;

          (2) The number of shares of Conversion Stock which may be purchased by any person (or persons through a single account) in the Subscription Offering shall not exceed such number of shares of Conversion Stock that, when combined with Exchange Shares, shall equal 300,000 (or 30,000 shares), except for the ESOP, which in the aggregate may subscribe for up to 10% of the Conversion Stock.

          (3) The number of shares of Conversion Stock which may be purchased by any person, in the Subscription Offering, Public Stockholders Offering or the Community Offering combined shall not exceed such number of shares of Conversion Stock that shall, when combined with Exchange Shares, equal $300,000 (or 30,000 shares).

          (4) Except for Tax-Qualified Employee Stock Benefit Plans, the maximum amount of Conversion Stock that may be purchased in all categories in the Conversion and Reorganization by any person together with any associate or group of persons acting in concert, shall not exceed such number of shares of Conversion Stock as shall equal when combined with Exchange Shares, $904,000 (or 90,400 shares).

          (5) No more than 29% of the total number of shares sold in the Offerings, when combined with Exchange Shares, may be purchased by directors and officers of the Primary Parties and the Bank and their associates in the aggregate, excluding purchases by the ESOP.

         Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the Members of the Mutual Holding Company or the Stockholders of the Mid-Tier Holding Company or the Company, the purchase limitations in (2), (3) and (4) above may be decreased, or increased, up to a maximum of 5% of the total shares of Conversion Stock to be issued in the Conversion and Reorganization, at the sole discretion of the Primary Parties. If such amounts are increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Primary Parties may be, given the opportunity to increase their subscriptions up to the then applicable limit.

         In the event of an increase in the total number of shares of Conversion Stock offered in the Conversion and Reorganization due to an increase in the maximum of the Offering Price Range of up to 15% (the "Adjusted Maximum"), the new total number of shares will be allocated in the following order of priority in accordance with the Plan: (i) to fill the ESOP's order of up to a total of 8.0% of the Adjusted Maximum number of shares (the Board of Directors has determined to purchase 8%); (ii) in the event that there is an oversubscription by Eligible Account holders to fill their unfulfilled subscriptions; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders to fill their unfulfilled subscriptions; (iv) in the event that there is an oversubscription by Other Members to fill their unfulfilled subscriptions;
(v) in the event that there is an oversubscription by Public Stockholders, to fill their unfulfilled subscriptions; and (vi) to fill unfulfilled subscriptions in the Community Offerings.

         The term "associate," when used to indicate a relationship with any person, is defined to mean (i) a corporation or organization (other than the Mutual Holding Company, the Mid-Tier Holding Company or the Company, a majority-owned subsidiary of the Mid-Tier Holding Company or the Company or the
Bank) of which such person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax qualified employee stock benefit plan of the Company or the Bank in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Mutual Holding Company, the Mid-Tier Holding Company, the Company or the Bank or any of the subsidiaries of the foregoing.

         The term "resident" as used herein means any person who, on the date designated for that category of subscriber in the Plan, maintained a bona fide residence within the Local Community and has manifested or intent to remain within the Local Community for a period of time. The designated dates for Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are __________ ____, 199____, March 31, 1998, and __________ ____, 1998,
respectively. To the extent the person is a corporation or other business entity, the principal place of business or headquarters shall be within the Local Community. To the extent the person is a personal benefit plan, the circumstances of the beneficiary shall apply with respect to this definition. In the case of all other benefit plans, the circumstances of the trustee shall be examined for purposes of this definition. The Primary Parties may utilize deposit or loan records of the Bank or such other evidence provided to it to make a determination as to whether a person is a bona fide resident of the Local Community. Subscribers in the Community Offering who are natural persons also will have a purchase preference if they are residents of the Local Community. In all cases, however, such determination shall be in the sole discretion of the Bank and shall be determined on a case-by-case basis without regard to prior determinations.

Stock Pricing and Number of Shares to be Issued

         The Plan of Conversion and Reorganization requires that the aggregate purchase price of the Conversion Stock must be based on the appraised pro forma market value of the Mutual Holding Company, the Mid-Tier Holding Company, the Company and the Bank on a consolidated basis, as determined on the basis of an independent valuation. The Primary Parties have retained FinPro, Inc. to make such a valuation. For its services in making such an appraisal and any expenses incurred in connection therewith, FinPro, Inc. will receive a maximum of $30,000 plus out of pocket expenses. The Primary Parties have agreed to indemnify FinPro, Inc. and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where FinPro, Inc.'s liability results from its negligence or bad faith.

         The Independent Valuation has been prepared by FinPro, Inc. in reliance upon the information contained in this Prospectus, including the financial statements. FinPro, Inc. also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in the Bank's existing market area: certain historical, financial and other information relating to the Mid-Tier Holding Company, the Company and the Bank; a comparative evaluation of the operating and financial statistics of the Mid-Tier Holding Company with those of other similarly situated publicly traded companies located in Pennsylvania and other regions of the United States; the aggregate size of the offering of the Conversion Stock; the impact of the Conversion and Reorganization on the Bank's net worth and earnings potential; the proposed dividend policy of the Company and the Bank; and the trading market for the Mid-Tier Holding Company's Common Stock and securities of comparable companies and general conditions in the market for such securities.

         The Independent Valuation was prepared based on the assumption that the aggregate amount of Conversion Stock sold in the Offerings would be equal to the estimated pro forma market value of the Mid-Tier Holding Company and the Bank, on a consolidated basis, multiplied by the percentage of the outstanding shares of Mid-Tier Common Stock held by the Mutual Holding Company as of the date of the appraisal, subject to an adjustment, pursuant to a change in OTS policy, described below in "-- The Exchange Ratio." The Independent Valuation states that as of March __, 1998, the estimated pro forma market value ranged from a minimum of $76.5 million to a maximum of $10.35 million with a midpoint of $9.0 million. Based on the approximately 87.62% of the outstanding shares of Mid-Tier Common

Stock held by the Mutual Holding Company as of the date of the appraisal and the adjustment described in "-- The Exchange Ratio," the estimated pro forma market value of the Company was multiplied by approximately 87.33% to determine the dollar amount of Conversion Stock to be offered in the Offerings, which ranges from a minimum of $66,779,270 to a maximum of $90,348,340 with a midpoint of $78,563,700 (the "Offering Price Range").

         The Boards of Directors of the Primary Parties reviewed FinPro, Inc.'s appraisal report, including the methodology and the assumptions used by FinPro, Inc., and determined that the Estimated Valuation Range was reasonable and adequate. However, the Boards of Directors of the Primary Parties are relying upon the expertise, experience and independence of FinPro, Inc., and are not qualified to determine the appropriateness of the assumptions or the methodology.

         FinPro, Inc.'s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing such shares. FinPro, Inc. did not independently verify the financial statements and other information provided by the Primary Parties, nor did FinPro, Inc. value independently the assets or liabilities of the Mutual Holding Company, the Mid-Tier Holding Company or the Bank. The valuation considers the Primary Parties as going concerns and should not be considered as indication of the liquidation value of the Mid-Tier Holding Company, the Company, the Bank and the Mutual Holding Company. Moreover, because such valuation is necessarily based upon the estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Conversion Stock or receiving Exchange Shares in the Conversion and Reorganization will thereafter be able to sell such shares at prices at or above the purchase price per share in the Offerings.

         No sale of shares of Conversion Stock or issuance of Exchange Shares may be consummated unless, prior to such consummation, FinPro, Inc. confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate Purchase Price is materially incompatible with the estimate of the pro forma market value the Company, and the Bank on a consolidated basis. If such is not the case, a new Estimated Valuation Range may be set, a new Exchange Ratio may be determined based upon the new Estimated Valuation Range, a new Subscription, Public Stockholders, Community Offerings may be held or such other action may be taken as the Primary Parties shall determine and the OTS may permit or require.

         Depending upon market or financial conditions following the commencement of the Subscription Offering, the total number of shares of Conversion Stock to be sold in the Offerings may be increased by up to 15%, to 10,390,048 shares, without a resolicitation of subscribers. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Offering Price Range (i.e.
$66,779,270) or more than 15% above the maximum of such range (i.e. $103,900,480), purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Bank's passbook rate of interest, or be permitted to modify or rescind their subscriptions). Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $90,348,340 (the maximum of the Offering Price Range) and up to $103,900,480 (the maximum of the Offering Price Range, as adjusted by 15%) the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Offering Price Range or that, if such orders are received that all such orders will be accepted.

         An increase in the number of shares of Conversion Stock, as a result of an increase in the Independent Valuation, would decrease a subscriber's ownership interest and the Company's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. See "RISK FACTORS -- Possible Dilutive Effect of Issuance of Additional Shares" and "PRO FORMA DATA."

         The Appraisal (including the appraisal report of FinPro, Inc. as of March ____, 1998) has been filed as an exhibit to this Registration Statement and Application for Conversion of which this Prospectus is a part and is available for inspection in the manner set forth under "Additional Information."

The Exchange Ratio

         OTS regulations and policy provide that in a conversion of a mutual holding company to stock form, stockholders other than the mutual holding company will be entitled to exchange their shares of subsidiary savings bank (or mid-tier holding company) common stock for common stock of the converted holding company, provided that the bank and the mutual holding company demonstrate to the satisfaction of the OTS that the basis for the exchange is fair and reasonable. The Boards of Directors of the Primary Parties have determined that each Public Mid-Tier Share will on the effective date be automatically converted into and become the right to receive a number of Exchange Shares determined pursuant to the Exchange Ratio, which was established in order to ensure that after the Conversion and Reorganization, The percentage of the to-be outstanding shares of Common Stock issued to Public Stockholders in exchange for their Public Mid-Tier Shares will be equal to the percentage of the outstanding shares of Mid-Tier Common Stock held by Public Stockholders immediately prior to the Conversion and Reorganization. The total number of shares held by Public Stockholders after the Conversion and Reorganization would also be affected by any purchases by such persons in the Offering.

         The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion and Reorganization, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there is no cash paid in lieu of issuing fractional Exchange Shares.

                                    Subscription Shares                 Exchange Shares
                                       to be Issued                      to be Issued                  Total Shares
                                 ---------------------------      ----------------------------          of Common
                                                                                                       Stock to be      Exchange
                                   Amount            Percent         Amount           Percent          Outstanding        Ratio
                                   ------            -------         ------           -------          -----------        -----

Minimum...................         6,677,927           87.29%         972,073           12.71%          7,650,000          4.7188

Midpoint..................         7,856,370           87.29%       1,143,630           12.71%          9,000,000          5.5516

Maximum...................         9,034,834           87.29%       1,315,166           12.71%         10,350,000          6.3843

Adjusted maximum..........        10,390,048           87.29%       1,512,452           12.71%         11,902,500          7.3420



         Options to purchase Public Mid-Tier Shares will also be converted into and become options to purchase Common Stock. As of the date of this Prospectus there were outstanding options to purchase 40,000 shares of Mid-Tier Common Stock at an average exercise price of $10.75 per share. The number of shares of Common Stock to be received upon exercise of such options will be determined pursuant to the Exchange Ratio. The aggregate exercise price, duration, and vesting schedule of such options will not be affected. If such options are exercised prior to the effective date of the Conversion and Reorganization, then there will be an increase in the number of shares of Common Stock issued to Public Stockholders in the Share Exchange, and a decrease in the Exchange Ratio. the Mid-Tier Holding Company has no plans to grant additional stock options prior to the Effective Date.

Persons in Nonqualified States or Foreign Countries

         The Primary Parties will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for the Common Stock pursuant to the Plan reside. However, no person will be offered or allowed to purchase any Common Stock under the Plan if such person resides in a foreign country or in a state of the United States with respect to which any of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the Plan reside in such state or foreign country; (ii) the granting of subscription rights or offering or selling shares of Common Stock to such persons would require the Bank, the Mid-Tier Holding Company, the Company or their employees to register, under the securities laws of such state or foreign country, as a broker or dealer or to register or otherwise qualify its securities for sale in such state or foreign country; or (iii) such registration or qualification would be impracticable for reasons of cost or otherwise. No payments will be made in lieu of the granting of subscription rights to any such person.

Marketing Arrangements

         The Bank and the Company have engaged Sandler O'Neill as a consultant and financial advisor in connection with the Offerings, and Sandler O'Neill and Partners, L.P. ("Sandler O'Neill") has agreed to use its best efforts to assist the Bank and the Company in the solicitation of subscriptions for shares of Common Stock in the Offerings. Sandler O'Neill will receive a fee equal to 1.25% of the aggregate Purchase Price of all shares sold in the Offerings, excluding in each case shares purchased by directors, officers and employees of the Bank or the Company and any immediate family member thereof, and the ESOP for which Sandler O'Neill will not receive a fee. In the event that a selected dealers' agreement is entered into in connection with a Syndicated Community Offering, the Company and Bank will pay a fee (to be negotiated at such time under the agreement) to such selected dealers, any sponsoring dealers' fees, and a management fee to Sandler O'Neill of 1.25% for shares sold by a NASD member firm pursuant to a selected dealers' agreement shall not exceed 1.25% of the aggregate Purchase Price and provided, further, however, that the aggregate fees payable to Sandler O'Neill and the selected dealers. Fees to Sandler O'Neill and to any other broker-dealer may be deemed to be underwriters. Sandler O'Neill will also be reimbursed for its reasonable out-of-pocket expenses (excluding legal fees, which are estimated to be $40,000). The Company and the Bank have agreed to indemnify Sandler O'Neill for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act. Sandler O'Neill has received advances towards its marketing and financial advisory service fees totaling $25,000. Total marketing fees to Sandler O'Neill are expected to be $____ million and $____ million at the minimum and the maximum of the Offerings, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates.

         Sandler O'Neill will also perform proxy solicitation services, conversion agent services and records management services for the Bank in the conversion and will receive a fee for these services $25,000, plus reimbursement of reasonable out-of-pocket expenses.

         Sandler O'Neill has not prepared any report or opinion consisting recommendations or advice to the Bank or the Company. In addition, Sandler O'Neill has expressed no opinion as to the prices at which Common Stock to be issued in the Offerings may trade. Furthermore, Sandler O'Neill has not verified the accuracy or completeness of the information contained in the Prospectus.

         Directors and executive officers of the Primary Parties may participate in the solicitation of offers to purchase Conversion Stock. Other employees of the Bank may participate in the Offerings in ministerial capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Conversion Stock or provide advice regarding the purchase of Conversion Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Conversion Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Conversion
Stock. No officer, director or employee of the Primary Parties will be compensated in connection with such person's solicitations or other participation in the Offerings or the Exchange by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Conversion Stock and Exchange Shares, respectively.

Procedure for Purchasing Shares in the Offerings.

         To help ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery of the Prospectus in accordance with Rule 15c2-8. Order forms will only be distributed with a Prospectus.

         To purchase shares in the Offerings, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at the Bank (which may be given by completing the appropriate blanks on the order form), must be received by the Bank at any of its offices by 12 Noon, Philadelphia Time, on the Expiration Date. Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. The Bank is not required to accept orders submitted on facsimilied order forms. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. The waiver of an irregularity on an order form, the allowance by the Primary Parties of a correction of an incomplete or improperly executed order form, or the acceptance of an order after 12 Noon on the Expiration date in no way obligates the Primary Parties to waive an irregularity, allow a correction, or accept an order with respect to any other order form. The interpretation by the Primary Parties of the acceptability of an order form will be final. Once received, an executed order form may not be modified, amended or rescinded without the consent of the Primary Parties, unless the Offerings have not been completed within 45 days after the end of the Subscription, Public Stockholders, and Community Offerings, unless such period has been extended.

         In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (December 12, 1996) or the Supplemental Eligibility Record Date (March 31, 1998) must list on the order form all accounts in which they have an ownership interest at the applicable eligibility date, giving all names in each account and the account numbers.

         Payment for subscriptions and orders may be made (i) in cash if delivered in person at any office of the Bank, (ii) by check or money order, or
(iii) by authorization of withdrawal from certificate of deposit accounts or IRAs maintained with the Bank. The Primary Parties, in their sole discretion, may elect not to accept payment for shares of Conversion Stock by wired funds and there shall be no liability for failure to accept such payment. Funds will be deposited in a segregated account at the Bank and interest will be paid on funds made by cash, check or money order at the Bank's passbook rate of interest from the date payment is received until completion or termination of the Conversion and Reorganization. If payment is made by authorization of withdrawal from certificate accounts, the funds authorized to be withdrawn from a Bank deposit account may continue to accrue interest at the contractual rates until completion or termination of the Conversion and Reorganization, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion and Reorganization.

         If a subscriber authorizes the Bank to withdraw the aggregate amount of the purchase price from a deposit account, the Bank will do so as of the effective date of the Conversion and Reorganization. The Bank may waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

         The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for such shares of Conversion Stock subscribed for upon consummation of the Offerings, provided that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate purchase price of the shares for which it subscribed.

         A depositor interested in using his or her IRA funds to purchase Conversion Stock must do so through a self-directed IRA. Since the Bank does not offer such accounts, it will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program with the agreement that such funds will be used to purchase the Conversion Stock in the Offerings. There will be no early withdrawal or IRS penalties for such transfers. The new trustee would hold the Conversion Stock in a self-directed account in the same manner as the Bank now holds the depositor's IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Bank IRA to purchase Conversion Stock should contact the Stock Information Center as soon as possible so that the necessary forms may be forwarded for execution prior to the Expiration Date.

Restrictions on Transfer of Subscription Rights and Shares

         Pursuant to the rules and regulations of the OTS, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Conversion Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person's account. Each person exercising such subscription rights will be required to certify that such person is purchasing shares solely for such person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Conversion Stock prior to the completion of the Conversion and Reorganization.

         The Primary Parties will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

Liquidation Rights

         In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of the Bank would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Bank at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation of the Bank, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Bank. However, except as described below, this claim would be solely in the amount of the balance in the deposit account plus accrued interest. A depositor would not have an interest in the value of assets of the Bank, or the Company, above that amount.

         The Plan provides for the establishment by the Bank, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to [the amount of any dividends waived by the Mutual Holding Company plus] the greater of 100% of the Bank's retained earnings of $__________ million at September 30, 1992, the date of the latest balance sheet contained in the final offering circular utilized in the Bank's initial public offering in the MHC Reorganization, or (2) 87.29% of the Bank's total stockholders' equity as reflected in its latest balance sheet contained in the final Prospectus utilized in the Offerings. Upon consummation of the Conversion and Reorganization, the Bank will amend its Federal stock charter to provide a special liquidation account. As of the date of this Prospectus, the initial balance of the liquidation account would be $__________ million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if such person were to continue to maintain such person's deposit account at the Bank, would be entitled, upon a complete liquidation of the Bank after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Bank at the close of business on __________ ____, 199___ or March 31, 1998, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of such person's deposit accounts based on the proportion that the balance of each such deposit account on the __________ ____, 199____ eligibility record date (or the March 31, 1998 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in the Bank on such date.

         If, however, on any December 31 annual closing date of the Bank, commencing December 31, 199____ for Eligible Account Holders and on December 31, 1998 for Supplemental Eligible Account Holders, the amount in any deposit account is less than the amount in such deposit account on December 31, 199____, or March 31, 1998, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and

Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Bank.

 Tax Aspects

         Consummation of the Conversion and Reorganization is expressly conditioned upon prior receipt of either a ruling from the IRS or an opinion of counsel with respect to federal tax effects of the transaction, and either a ruling or an opinion with respect to Pennsylvania tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any material adverse tax consequences to the Mutual Holding Company, the Bank, the Company or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. This condition may not be waived by the Primary Parties.

         Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C. ("Counsel"), has issued an opinion to the Company and the Bank to the effect outlined below. The opinions of counsel are subject to certain assumptions stated therein. The assumptions include: (i) that the Plan of Conversion and Reorganization has been duly and validly adopted; (ii) the Primary Parties will comply with the Plan of Conversion and Reorganization; (iii) various representations and warranties of management are accurate, complete, true and correct; and (iv) that there were no adverse facts not present on the face of instruments and documents examined.

 In the opinion of Counsel

         1. The transactions qualify as statutory mergers and each merger required by the Plan qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The Mutual Holding Company, the Mid-Tier Holding Company and the Bank will be a party to a "reorganization" as defined in Section 368(b) of the Code.

         2. Interim Bank #1 (the Mutual Holding Company following its conversion to a federal stock savings bank) and Interim Bank #2 (the Mid-Tier Holding Company following its conversion to a federal holding company and then to a federal stock savings bank) will recognize no gain or loss pursuant to the Conversion and Reorganization.

         3. No gain or loss will be recognized by the Bank upon the receipt of the assets of Interim Bank #1 and Interim Bank #2 pursuant to the Conversion and Reorganization.

         4. The reorganization of the Company as the holding company of the Bank qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(E) of the Code. Therefore, the Bank, the Company, and Interim will each be a party to a reorganization as defined in
Section 368(b) of the Code.

         5. No gain or loss will be recognized by Interim upon the transfer of its assets to the Bank pursuant to the Conversion and Reorganization.

         6. No gain or loss will be recognized by the Bank upon the receipt of the assets of Interim.

         7. No gain or loss will be recognized by the Company upon the receipt of Bank Common Stock solely in exchange for Common Stock.

         8. No gain or loss will be recognized by the Public Stockholders upon the receipt of Common Stock.

         9. The basis of the Common Stock to be received by the Public Stockholders will be the same as the basis of the Mid-Tier Common Stock surrendered before giving effect to any payment of cash in lieu of fractional shares.

         10. The holding period of the Common Stock to be received by the Public Stockholders will include the holding period of the Common Stock, provided that the Common Stock was held as a capital asset on the date of the exchange.

         11. No gain or loss will be recognized by the Company upon the sale of Common Stock to investors.

         12. The Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members will recognize gain, if any, upon the issuance to them of: (i) withdrawable savings accounts in the Bank following the Conversion and Reorganization, (ii) Bank Liquidation Accounts, and (iii) nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights.

         13. The tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefor, and the holding period for such shares will begin on the date of consummation of the offerings if purchased through the exercise of subscription rights. If purchased in the Community Offering or Public Stockholder Offering (as such terms are defined in the Plan), the holding period for such stock will begin on the day after the date of purchase.

         Furthermore, Malizia, Spidi, Sloane & Fisch, P.C., has issued an opinion to the Company and the Bank to the effect that the income tax consequences of the Conversion and Reorganization are substantially the same under Pennsylvania law as they are under the Code.

         The opinion states that although case law and IRS pronouncements indicate otherwise, it is possible that the IRS could assert that the overall plan of the transactions contemplated by the Plan is the maintenance of the Bank's holding company structure and the merger of the Mutual Holding Company into the Bank. If so, the IRS could argue that the "step transaction" doctrine should be applied and the transitory elimination of the holding company structure in Merger #1 (the merger of Interim Bank #2 with and into the Bank with the Bank as the surviving entity) and the re-creation of the holding company structure in Merger #3 (the merger of Interim FSB, a subsidiary of the Company with and into the Bank with the Bank as the surviving entity) should be ignored for tax purposes. If the IRS were successful with such an assertion, the transaction would be treated as a direct merger of the Mutual Holding Company into the Bank which may not qualify as a tax free reorganization, resulting in taxable gain to the parties to the transaction.

         However, the case law and the IRS's pronouncements indicate that if two or more transactions carried out pursuant to an overall plan have economic significance independent of each other, the transactions generally will not be stepped together. The IRS's most significant pronouncement regarding independent economic significance is Rev. Rul. 79-250. In that ruling, the IRS will respect the transaction if each step demonstrates independent economic significance, is not subject to attack as a sham, and was undertaken for valid business purposes and not mere avoidance of taxes.

         Counsel notes that the parties to Merger #2 (the merger of Interim Bank #1 (formerly the Mutual Holding Company) with and into the Bank with the Bank as the surviving entity) maintain a separate and distinct business purpose for consummating Merger #2 (e.g., allowing for the conversion of the Mutual Holding Company from mutual to stock form). Immediately after the consummation of Merger #2, the Bank will no longer be controlled by the Mutual Holding Company but will instead be controlled by its public stockholders and that the Bank's capital will be substantially increased. The facts indicate that the merger of the Mutual Holding Company with and into the Bank will result in a real and substantial change in the form of ownership of the Bank that is sufficient to conclude that Merger #2 comports with the underlying purposes and assumptions of a reorganization under Section 368(a)(1)(A) of the Code.

         In addition, Counsel believes that, because the various steps contemplated by the Plan were necessitated by the requirements of the Office of Thrift Supervision, each of Merger #1, Merger #2 and Merger #3 has a business purpose and independent significance and, as a result, the step transaction should not be applied to this transaction.

         The IRS is currently also reviewing the question of whether certain downstream mergers of a parent corporation into its subsidiary, known as inversion transactions, where a parent and its subsidiary reverse positions, which otherwise qualify for tax-free treatment nevertheless should be treated as taxable transactions. Counsel does not believe that the transactions undertaken pursuant to the Plan should be so treated. Counsel's opinions, however, are not binding upon the IRS, and there can be no assurance that the IRS will not assert a contradictory position.

         The Bank and the Company have also received a letter from FinPro, Inc. which addresses certain issues surrounding the value of the subscription rights. The letters states that it is FinPro's belief, which is not binding on the IRS, that the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Conversion Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Conversion Stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of such rights likely would be taxable only to those eligible subscribers who exercise the subscription rights (either as a capital gain or ordinary income) in an amount equal to such value, and the Primary Parties could recognize gain on such distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

         Unlike private rulings, an opinion of Counsel or letter from FinPro, Inc. is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding. Management does not believe the fact that the IRS has placed this transaction into a "no rule" area will result in the IRS treating the Conversion and the Reorganization any differently from similar transactions already completed for which the IRS has issued private letter rulings. If the IRS determines that the tax effects of the transaction are to be treated differently from that presented in the tax opinion, the Primary Parties may be subject to adverse tax consequences as a result of the Conversion and Reorganization.

Delivery and Exchange of Certificates

         Conversion Stock. Certificates representing Conversion Stock issued in connection with the Offerings will be mailed by the Company's transfer agent for the Common Stock to the persons entitled thereto at the addresses of such persons appearing on the stock order form for Conversion Stock as soon as practicable following consummation of the Conversion and Reorganization. Any certificates returned as undeliverable will be held by the Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Conversion Stock are available and delivered to subscribers, subscribers may not be able to sell such shares.

         Exchange Shares. After consummation of the Conversion and Reorganization, each holder of a certificate or certificates evidencing issued and outstanding shares of Mid-Tier Common Stock, or Bank Common Stock, which was held prior to the Mid-Tier Reorganization and currently represents an equivalent number of shares of Public Mid-Tier Shares on the transfer book of the Mid-Tier Holding Company (other than the Mutual Holding Company), shall be entitled to receive a certificate or certificates representing the number of full shares of Common Stock which when multiplied by the Exchange Ratio, will represent the same percentage ownership of Public Mid-Tier Shares as held prior to the Conversion and Reorganization. The Transfer or Exchange Agent shall promptly mail to each such holder of record of Public Mid-Tier Shares immediately after the consummation of the Conversion and Reorganization, a letter of transmittal advising the holder of the procedures by which Exchange Shares, pursuant to the Exchange Ratio, will be delivered. The Company's stockholders need not forward any Mid-Tier Common Stock certificates to the Bank or the Transfer Agent until they receive a transmittal letter.

Required Approvals

         Various approvals of the OTS are required in order to consummate the Conversion and Reorganization. The OTS has approved the Plan of Conversion and Reorganization, subject to approval by the Mutual Holding Company's Members and the Mid-Tier Holding Company's Stockholders. In addition, consummation of the Conversion and Reorganization is subject to OTS approval of the applications with respect to the merger of the Mutual Holding Company (following its conversion to an interim Federal stock savings bank) and the Mid-Tier Holding Company (following its adoption of a Federal stock charter) into the Bank, with the Bank being the surviving entity. Applications for these approvals, including an application to form the Company as a holding company for the Bank, have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion and Reorganization may be delayed beyond the expiration of the Offerings.

         Pursuant to OTS regulations, the Plan of Conversion and Reorganization also must be approved by (1) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members'
Meeting, and (2) holders of at least two-thirds of the outstanding Mid-Tier Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.

Interpretation and Amendment of the Plan

         To the extent permitted by law, all interpretations of the Plan by the Primary Parties will be final; however, such interpretations shall have no binding effect on the OTS. The Plan provides that, if deemed necessary or desirable by the Board of Directors, the Plan may be substantively amended by the Board of Directors as a result of comments from the OTS or otherwise, prior to the solicitation of proxies from the members of the Mutual Holding Company and at any time thereafter with the concurrence of the OTS, except that in the event that the regulations under which the Plan was adopted are liberalized subsequent to the approval of the Plan by the OTS and the members of the Mutual Holding Company at the special meeting of members, the Board of Directors may amend the Plan to conform to the regulations without further approval of the OTS or the members, to the extent permitted by law. An amendment to the Plan that would result in a material adverse change in the terms of the Conversion and Reorganization would require a resolicitation. In the event of a resolicitation, subscriptions for which a confirmation or modification was not received would be rescinded. Any amendment to the Plan regarding preferences to the Local Community will not be deemed to be a material change.

Certain Restrictions on Purchase or Transfer of Shares After the Conversion and Reorganization

         All shares of Conversion Stock purchased in connection with the Conversion and Reorganization by a director or an executive officer of the Primary Parties will be subject to a restriction that the shares may not be sold for a period of one year following the Conversion and Reorganization, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the OTS. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to the Company's transfer agent. Any shares of Conversion Stock issued within this one-year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Company will also be subject to the insider trading rules promulgated pursuant to the Exchange Act.

         Purchases of Conversion Stock of the Company by directors, executive officers and their associates during the three-year period following completion of the Conversion and Reorganization may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 10% of the Company's outstanding Common Stock or to the purchase of Common Stock pursuant to any tax-qualified employee stock benefit plan, such as the ESOP, or by any non-tax-qualified employee stock benefit plan.

         Pursuant to OTS regulations, the Company will generally be prohibited from repurchasing any shares of Common Stock within one year following consummation of the Conversion and Reorganization. During the second and third years following consummation of the Conversion and Reorganization, the Company may not repurchase any shares of its Common Stock other than pursuant to (i) an offer to all stockholders on a pro rata basis that is approved by the OTS; (ii) the repurchase of qualifying shares of a director, if any; (iii) purchases in the open market by a tax-qualified or non-tax-qualified employee stock benefit plan in an amount reasonable and appropriate to fund the plan; or (iv) purchases that are part of an open-market program not involving more than 5% of its outstanding capital stock during a 12 month period, if the repurchases do not cause the Bank to become undercapitalized and the Bank provides to the Regional Director of the OTS no later than 10 days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. However, the Regional Director has authority to permit repurchases during the first year following consummation of the Conversion and Reorganization and to permit repurchases in excess of 5% during the second and third years upon the establishment of exceptional circumstances.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

         General. The Conversion and Reorganization involve the elimination of the Mutual Holding Company and the Mid-Tier Holding Company, and the substitution of another newly organized company also chartered in Pennsylvania. The resulting structure will be more conventional in nature in that the Company will be the only entity with a direct ownership interest in the Bank. Further, no mutual holding company will be present. The Primary Parties were unable to maintain the Mid-Tier Holding Company as the owner of the Bank because of certain regulations and policies of the OTS which prohibited the merger of the Mutual Holding Company into the Mid-Tier Holding Company in a conversion and reorganization. The Company, a Pennsylvania corporation and holding company for the Bank, will operate under a charter similar identical to that of the Mid-Tier Holding Company. The material differences are described below.

         Authorized Capital Stock and Par Value. The Mid-Tier Holding Company's authorized capital stock currently consists of 8,000,000 shares of common stock, par value $.10 per share and 2,000,000 shares of preferred stock, no par value per share. The Company's Articles of Incorporation authorizes 40,000,000 shares of Common Stock, par value $.10 per share and 20,000,000 shares of Preferred Stock, no par value per share.

         Addition of Indemnification and Elimination of Liability Sections. OTS regulations require the Bank to indemnify its directors, officers and employees against legal and other expenses incurred in defending lawsuits brought or threatened against them by reason of the performance as a director, officer, or employee. Indemnification may be made to such person only if final judgement on the merits is in his favor, or in case of (i) settlement, (ii) final judgment against him, or (iii) final judgment in his favor other than on the merits, if a majority of the disinterested directors of the determines that he was acting in good faith within the scope of his employment or authority as he could reasonably have perceived it under the circumstances and for a purpose he could have reasonably believed under the circumstances was in the best interests of the Bank or its stockholders. If a majority of the disinterested directors of the Bank concludes that in connection with an action any person ultimately may become entitled to indemnification, the directors may authorize payment of reasonable costs and expenses arising from defense or settlement of such action. The Bank is required to give the OTS at least 60 days notice of its intention to make indemnification and no indemnification shall be made if the OTS objects to the Bank in writing.

         In approving the Mid-Tier Reorganization, the OTS required that the Mid-Tier Holding Company be subject to the same regulatory requirements regarding indemnification described above, to which the Bank is subject.

         The Articles of Incorporation of the Company provides that any individual who is or was a director, officer, employee or agent of the Company in any proceeding in which the person has been made a party or is otherwise involved as a result of his service in such capacity shall be indemnified and held harmless to the fullest extent authorized under the Pennsylvania Business Corporation Law.

         Pennsylvania law requires mandatory indemnification for expenses (including attorney's fees) if a representative of a company is successful on the merits or otherwise, in either a third party or derivative action. Pursuant to Pennsylvania, the Articles of Incorporation provides that the Company will indemnify its directors, officers, employees, and agents against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding (other than an action by or in the right of the company) if that person to be indemnified acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, that such person did not have reasonable cause to believe that his conduct was unlawful. The Articles of the Company also provides for indemnification in actions or proceedings by or in the name of the company if the person to be indemnified was not adjudged to be liable, or despite an adjudication of liability, such person is fairly and reasonably entitled to indemnity of certain expenses, as determined by the same court that adjudged such person liable.

         Pennsylvania law requires that indemnification payments (other than mandatory payments) may be made only on a case-by-case basis. In addition, payments may be advanced by a company to cover expenses upon the receipt by the company of an undertaking by the individual to be indemnified to repay such payments if indemnification is later determined to not be available to that individual. A Pennsylvania company may grant additional indemnification rights through its bylaws, or through an agreement, a vote of stockholders, or disinterested directors and may create a fund of any nature to secure its indemnification obligations. Pennsylvania law permits a company to obtain insurance to pay for indemnification expenses.

         The Articles of Incorporation of the Company also provides that a director will not be personally liable to the Company for monetary damages for any actions taken unless the director has breached or failed to perform his fiduciary duty and the breach or failure consists of self-dealing, willful misconduct, or recklessness. Under Pennsylvania law, the fiduciary duties of directors are owed to the Company not to the stockholders, and a stockholder does not have standing to sue directly for a breach of a fiduciary duty. Federal regulations contain no provisions for the limitation of director liability.

         These provisions may eliminate the potential liability of the Company's directors for failure, through negligence or gross negligence, to satisfy their duty of care, which requires directors to exercise informed business judgment in discharging their duties. It may thus reduce the likelihood of derivative litigation against directors and discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, event though such an action, if successful, might otherwise have been beneficial to the Company and its stockholders. Stockholders will thus be surrendering a cause of action based upon negligent business decisions, including those relating to attempts to change control of the Company. The provision will not, however, affect the right to pursue equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter.

         To the best of management's knowledge, there is currently no pending or threatened litigation for which indemnification may be sought or any recent litigation involving directors of the Bank that might have been affected by the limited liability provision in the Company's Articles of Incorporation had it been in effect at the time of the litigation.

         The above-described provisions seek to ensure that the ability of the Company's director to exercise their best business judgment in managing the Company's affairs, subject to their continuing fiduciary duties of loyalty to the Company and its stockholders, it not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors and officers often requires such persons to make difficult judgements of significant importance which can expose such persons to personal liability, but from which they will acquire no personal benefit (other than as stockholders). In recent years, litigation against corporations and their directors and officers, often amounting to mere "second guessing" of good-faith judgments and involving allegations of personal wrongdoing, has become common. Such litigation often claims damages in large amounts which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not officers of the corporation, and the expense of defending such litigation, regardless of whether it is well founded, can be enormous. Individual directors and officers can seldom bear either the legal defense costs involved or the risk of a large judgement.

         In order to attract and retain competent and conscientious directors and officers in the face of these potentially serious risks, corporations have historically provided for corporate indemnification in their bylaws and have obtained liability insurance protecting the company and its directors and officers against the cost of litigation and related expenses. The Bank and the Mid-Tier Holding Company currently have insurance coverage of its directors and officers, and management anticipates that the Company will be able to obtain such coverage for its directors and officers. The Company's Board of Directors, the individual members of which will benefit from the inclusion of the indemnification and limitation of liability provisions, has a personal interest in including these provisions in the Company's Articles of Incorporation at the potential expense of stockholders.

         Certain Anti Takeover Provisions. Certain sections of the Company's Articles of Incorporation provide for limitations concerning voting rights and approval of business combinations. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY -- Provisions in the Company's Articles and Bylaws -- Limitation of Voting Rights" and "-- Procedures for Certain Business Combinations."

                   RESTRICTIONS ON ACQUISITIONS OF THE COMPANY

         While the board of directors is not aware of any effort that might be made to obtain control of the Company after conversion, the board of directors believes that it is appropriate to include certain provisions as part of the Company's articles of incorporation to protect the interests of the Company and its stockholders from hostile takeovers ("anti-takeover"provisions) which the board of directors might conclude are not in the best interests of us or our stockholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over the current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current board of directors or management of the Company more difficult.

         The following discussion is a general summary of the material provisions of the articles of incorporation, bylaws, and certain other regulatory provisions of the Company, which may be deemed to have such an anti-takeover effect. The description of these provisions is necessarily general and reference should be made in each case to the articles of incorporation and bylaws of the Company which are filed as exhibits to the registration statement of which this prospectus is a part. See "ADDITIONAL" as to how to obtain a copy of these documents.

Provisions of the Company Articles of Incorporation and Bylaws

         Limitations on Voting Rights. The articles of incorporation of the Company provide that for a period of five years from completion of the conversion, in no event shall any record owner of any outstanding equity security which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of any class of equity security outstanding (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner who beneficially owned shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all common stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of common stock beneficially owned by such person owning shares in excess of the Limit. In addition, for a period of five years from the completion of the Conversion and Reorganization, no person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of an equity security of the Company.

         The impact of these provisions on the submission of a proxy on behalf of a beneficial holder of more than 10% of the common stock is (1) to disregard for voting purposes and require divestiture of the amount of stock held in excess of 10% (if within five years of the conversion more than 10% of the common stock is beneficially owned by a person) and (2) limit the vote on common stock held by the beneficial owner to 10% or possibly reduce the amount that may be voted below the 10% level (if more than 10% of the common stock is beneficially owned by a person more than five years after the conversion). Unless the grantor of a revocable proxy is an affiliate or an associate of such a 10% holder or there is an arrangement, agreement or understanding with such a 10% holder, these provisions would not restrict the ability of such a 10% holder of revocable proxies to exercise revocable proxies for which the 10% holder is neither a beneficial nor record owner. A person is a beneficial owner of a security if he has the power to vote or direct the voting of all or part of the voting rights of the security, or has the power to dispose of or direct the disposition of the security. The articles of incorporation of the Company further provide that this provision limiting voting rights may only be amended upon the vote of a majority of the outstanding shares of voting stock.

         Election of Directors. Certain provisions of the Company's articles of incorporation and bylaws will impede changes in majority control of the board of directors. The Company's articles of incorporation provide that the board of directors of the Company will be divided into three staggered classes, with directors in each class elected for four-year terms. Thus, it would take three annual elections to replace a majority of the Company's board. the Company's articles of incorporation provide that the size of the board of directors may be increased or decreased only if two-thirds of the directors then in office concur in such action. The articles of incorporation also provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the articles of incorporation and the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

         The articles of incorporation provide that a director may only be removed for cause by the affirmative vote of at least a majority of the shares of the Company entitled to vote generally in an election of directors cast at a meeting of stockholders called for that purpose.

         Restrictions on Call of Special Meetings. The articles of incorporation of the Company provide that a special meeting of stockholders may be called only pursuant to a resolution adopted by a majority of the board of directors.

         Absence of Cumulative Voting. The Company's articles of incorporation provide that stockholders may not cumulate their votes in the election of directors.

         Authorized Shares. The articles of incorporation authorizes the issuance of 40,000,000 shares of common stock and 20,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion to provide the Company's board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The board of directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.

         Procedures for Certain Business Combinations. The articles of incorporation require the affirmative vote of at least 80% of the outstanding shares of the Company entitled to vote in the election of directors in order for the Company to engage in or enter into certain "Business Combinations," as defined therein, with any Principal Stockholder (as defined below) or any affiliates of the Principal Stockholder, unless the proposed transaction has been approved in advance by the Company's board of directors, excluding those who were not directors prior to the time the Principal Stockholder became the Principal Stockholder. The term "Principal Stockholder" is defined to include any person and the affiliates and associates of the person (other than the Company or its subsidiary) who beneficially owns, directly or indirectly, 20% or more of the outstanding shares of voting stock of the Company. Any amendment to this provision requires the affirmative vote of at least 80% of the shares of the Company entitled to vote generally in an election of directors.

         Amendment to Articles of Incorporation and Bylaws. Amendments to the Company's articles of incorporation must be approved by the Company's board of directors and also by a majority of the outstanding shares of the Company's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to restrictions on the acquisition and voting of greater than 10% of the common stock; number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the articles of incorporation).

         The bylaws may be amended by a majority vote of the board of directors or the affirmative vote of the holders of at least 80% of the outstanding shares of the Company entitled to vote in the election of directors cast at a meeting called for that purpose.

         Benefit Plans. In addition to the provisions of the Company's articles of incorporation and bylaws described above, certain benefit plans of ours adopted in connection with the conversion contain provisions which also may discourage hostile takeover attempts which the boards of directors might conclude are not in the best interests for us or our stockholders. For a description of the benefit plans and the provisions of such plans relating to changes in control, see "MANAGEMENT -- Proposed Future Stock Benefit Plans."

         Regulatory Restrictions. A federal regulation prohibits any person prior to the completion of a conversion from transferring, or entering into any agreement or understanding to transfer, the legal or beneficial ownership of the subscription rights issued under a plan of conversion or the stock to be issued upon their exercise. This regulation also prohibits any person prior to the completion of a conversion from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or stock. For three years following conversion, OTS regulations prohibit any person, without the prior approval of the OTS, from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of stockholders.

         Federal regulations require that, prior to obtaining control of an insured institution, a person, other than a company, must give 60 days notice to the OTS and have received no OTS objection to such acquisition of control, and a company must apply for and receive OTS approval of the acquisition. Control, involves a 25% voting stock test, control in any manner of the election of a majority of the institution's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of an institution's voting stock, if the acquiror also is subject to any one of either "control factors," constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock after the effective date of the regulations must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

         The Company is authorized to issue 40,000,000 shares of the Common Stock, $.10 par value per share, and 20,000,000 shares of serial preferred stock, no par value per share. The Company currently expects to issue up to 10,350,000 shares of Common Stock in the Conversion and Reorganization (based upon the maximum of the appraisal) including shares to be provided to stockholders in the Exchange. Therefore, after the Conversion and Reorganization, the Company expects to have 10,350,000 shares outstanding.

         Dividends. The Company can pay dividends if and when declared by its Board of Directors. See "DIVIDEND POLICY" and "REGULATION." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

         The Company does not intend to issue any shares of serial preferred stock in the Conversion and Reorganization, nor are there any present plans to issue such preferred stock following the Conversion and Reorganization. The aggregate par value of the issued shares will constitute the capital account of the Company. The balance of the purchase price will be recorded for accounting purposes as additional paid-in capital. See "CAPITALIZATION." The capital stock of the Company will represent nonwithdrawable capital and will not be insured by the Company, the FDIC, or any other government agency.

Common Stock

         Voting Rights. Each share of the Company Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the

Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of the Common Stock will be entitled to only one vote for each share held of record on all matters submitted to a vote of holders of the Common Stock and will not be permitted to cumulate their votes in the election of the Company's directors.

         Upon payment of the purchase price for the Common Stock all such stock will be duly authorized, fully paid and nonassessable.

         Liquidation. In the unlikely event of the complete liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to receive all assets of the Company available for distribution in cash or in kind, after payment or provision for payment of (i) all debts and liabilities of the Company (including all deposits with us and accrued interest thereon); (ii) any accrued dividend claims; (iii) liquidation preferences of any serial preferred stock which may be issued in the future; and (iv) any interests in the liquidation account established upon the Conversion and Reorganization for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to have their deposits with the Bank

         Restrictions on Acquisition of the Common Stock. See "RESTRICTIONS ON ACQUISITION OF THE COMPANY" for a discussion of the limitations on acquisition of shares of the Common Stock.

         Other Characteristics. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of the Common Stock which may be issued. Therefore, the Board of Directors may sell shares of capital stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption.

         Issuance of Additional Shares. Except as disclosed herein, the Company has no present plans, proposals, arrangements or understandings to issue additional authorized shares of the Common Stock. In the future, the authorized but unissued and unreserved shares of the Common Stock will be available for general corporate purposes, including, but not limited to, possible issuance:
(i) as stock dividends; (ii) in connection with mergers or acquisitions; (iii) under a cash dividend reinvestment or stock purchase plan; (iv) in a public or private offering; or (v) under employee benefit plans. See "RISK FACTORS -- Possible Dilutive Effect of 1998 Stock Options and Effect of Purchases by the Recognition Plan and ESOP" and "PRO FORMA DATA." Normally no stockholder approval would be required for the issuance of these shares, except as described herein or as otherwise required to approve a transaction in which additional authorized shares of the Common Stock are to be issued.

         For additional information, see "REGULATION -- Limitations on Dividends and Other Capital Distributions" with respect to restrictions on the payment of cash dividends; and "RESTRICTIONS ON ACQUISITION OF THE COMPANY" for information regarding restrictions on acquiring Common Stock of the Company.

Serial Preferred Stock

         None of the 2,000,000 authorized shares of serial preferred stock of the Company will be issued in the Conversion and Reorganization. After the Conversion and Reorganization is completed, the Board of Directors of the Company will be authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof, subject to regulatory approval but without stockholder approval. If and when issued, the serial preferred stock is likely to rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors, without stockholder approval, can issue serial preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock. The Board of Directors has no present intention to issue any of the serial preferred stock.

                              LEGAL AND TAX MATTERS

         The legality of the Common Stock will be passed upon for the Company by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C. Certain legal matters for Sandler will be passed upon by Elias, Matz, Tiernan & Herrick, L.L.P. Washington, D.C. The federal income tax consequences of the Conversion and Reorganization have been passed upon by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C. The Pennsylvania income tax consequences of the Conversion and Reorganization have been passed upon by Malizia, Spidi, Sloane & Fisch, P.C.

                                     EXPERTS

         The consolidated financial statements of Thistle Group Holdings, Inc. and subsidiary as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         FinPro, Inc. has consented to the publication herein of a summary of its letters to the Mid-Tier Holding Company setting forth its opinion as to the estimated pro forma market value of the Mutual Holding Company in the converted form and its belief concerning the value of subscription rights and to the use of its name and statements with respect to it appearing in this Prospectus.

                            REGISTRATION REQUIREMENTS

         Mid-Tier Common Stock of the Mid-Tier Holding Company is not currently registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Mid- Tier Holding Company is not subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of the SEC under the Exchange Act. After the Conversion and Reorganization the Common Stock will be so registered and the Company will be subject to the above requirements. The Company may not deregister the Common Stock under the Exchange Act for a period of at least three years following the Conversion and Reorganization. The Common Stock of the Company will be registered pursuant to Section 12(g) of the Exchange Act and will be subject to the same information, proxy solicitation, insider trading restrictions, tender offer rules, and period reporting requirements of the SEC under the Exchange Act as the Company.


                             ADDITIONAL INFORMATION

         The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, with respect to the Conversion Stock and Exchange Shares offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the SEC. The address of such site is: http://www.sec.gov. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement describe all material provisions of such contracts or other documents. Nevertheless, such statements are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         The Mutual Holding Company has filed an Application for Conversion with the OTS with respect to the Conversion and Reorganization. The Company has filed an application with OTS to become a savings and loan holding company. This Prospectus omits certain information contained in these applications. These applications may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and OTS Northeast Regional Office, 10 Exchange Place Centre, 18th Floor, Jersey City, New York 07302.

THISTLE GROUP HOLDINGS, INC. AND SUBSIDIARY

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                         Page
                                                                         ----

INDEPENDENT AUDITORS' REPORT                                              F-1

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND
   1996 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
   DECEMBER 31, 1997:

   Consolidated Statements of Financial Condition                         F-2

   Consolidated Statements of Operations                                   19

   Consolidated Statements of Changes in Stockholders' Equity             F-3

   Consolidated Statements of Cash Flows                                  F-4

   Notes to Consolidated Financial Statements                           F-5-20


         All schedules are omitted because they are not required or applicable or the required information is shown in the financial statements or the notes thereto.

         Financial statements of the Company have not been provided because the Company has not conducted any operations to date.

Deloitte &    Twenty-Fourth Floor                      Telephone: (215) 246-2300
Touche LLP    1700 Market Street                       Facsimile: (215) 569-2441
 [LOGO]       Philadelphia, Pennsylvania 19103-3984





INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
    Thistle Group Holdings, Inc. and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Inc. and subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thistle Group Holdings, Inc. and subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 5, 1998




-----------------------
Deloitte Touche
Tohmatsu
International

THISTLE GROUP HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
-----------------------------------------------------------------------------------------
                                                                   December 31,
                                                           ------------------------------
ASSETS                                                          1997           1996
Cash on hand and in banks                                     $ 2,838,744    $ 2,861,515
Interest-bearing deposits                                      17,311,852     38,067,662
                                                              -----------    -----------
        Total cash and cash equivalents                        20,150,596     40,929,177

Investments held to maturity (approximate fair value -
  1997, $35,153,660; 1996, $46,898,138)                        34,529,423     46,464,421
Investments available for sale at fair value
   (amortized cost - 1997, $3,231,068; 1996, $2,631,218         3,698,205      2,631,218
Mortgage-backed securities available for sale
  at fair value (amortized cost - 1997, $109,847,299;
  1996, $92,296,514)                                          111,486,136     93,409,578
Loans receivable (net of allowance for loan losses -
  1997, $782,825; 1996, $577,299)                              96,280,105     98,626,173
Loans available for sale (amortized cost - 1997,
   $1,154,761; 1996, $2,147,223)                                1,154,761      2,147,223
Accrued interest receivable:
   Loans                                                          675,530        769,399
   Mortgage-backed securities                                     684,637        578,785
   Investments                                                    435,053        870,292
Federal Home Loan Bank stock - at cost                          1,701,700      1,691,200
Real estate acquired through foreclosure - net                    116,262        186,209
Office properties and equipment - net                           1,504,014      1,829,021
Excess of cost over fair value of net assets acquired
  (goodwill)                                                                      32,544
Prepaid expenses and other assets                               4,233,765      4,166,283
                                                            -------------  -------------
TOTAL ASSETS                                                $ 276,650,187  $ 294,331,522
                                                            =============  =============

                                                                  December 31,
                                                           ------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                          1997            1996
Liabilities:
  Deposits                                                 $ 230,558,288  $ 256,546,566
  Accrued interest payable                                        67,200         78,276
  Advances from borrowers for taxes and insurance              2,186,283      2,200,402
  FHLB advances                                                7,884,000      7,884,000
  Accounts payable and accrued expenses                        4,206,179      2,394,915
  Employee Stock Ownership Plan debt                                             32,735
  Dividends payable                                              365,400         41,200
  Accrued income taxes                                         2,096,000         86,914
  Deferred income taxes                                          816,521        485,450
                                                           -------------  -------------
        Total liabilities                                    248,179,871    269,750,458
                                                           -------------  -------------
Commitments and Contingencies

Stockholders' Equity:
  Preferred stock, no par value - 2,500,000 shares
    authorized, none issued
  Common stock, 1997, $.10 par; $1.00 par 1996;
    8,000,000 shares authorized; 1,621,000 shares
     issued and outstanding                                      162,100      1,621,000
  Additional paid-in capital                                  18,455,330     16,997,430
  Employee Stock Ownership Plan                                        -        (32,735)
  Contribution for shares acquired by Management
    Recognition Plan                                                   -        (12,000)
  Unrealized gain on securities available for
    sale, net of tax                                           1,389,963        734,640
  Retained earnings - partially restricted                     8,462,923      5,272,729
                                                           -------------  -------------
        Total stockholders' equity                            28,470,316     24,581,064
                                                           -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 276,650,187  $ 294,331,522
                                                           =============  =============

                 See notes to consolidated financial statements.

THISTLE GROUP HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------

                                                                                           Unrealized
                                                                 Employee                 Gain (Loss) on
                                                   Additional      Stock      Management   Securities                      Total
                                        Common       Paid-in     Ownership   Recognition    Available       Retained   Stockholders'
                                        Stock        Capital       Plan         Plan        for Sale        Earnings       Equity

BALANCE, JANUARY 1, 1995              $ 1,615,000  $ 16,934,430  $(90,610)  $(36,000)   $ (2,478,994)    $ 4,533,277  $ 20,477,103

  Net income                                                                                               1,432,294     1,432,294

  Cash dividends declared                                                                                   (164,800)     (164,800)

  Recovery of unrealized loss on
    investment and mortgage-
    backed securities available
    for sale, net of  tax                                                                  3,294,522                     3,294,522

  Issuance of shares in connection
    with Management Recognition Plan        6,000        63,000                                                             69,000

  Principal payments made by
    Employee Stock Ownership Plan                                  27,784                                                   27,784

  Release of Management Recognition
    Plan shares                                                               12,000                                        12,000
                                        ---------  ------------  --------   -------      -----------     -----------  ------------
BALANCE, DECEMBER 31, 1995              1,621,000    16,997,430   (62,826)   (24,000)        815,528       5,800,771    25,147,903

  Net loss                                                                                                  (363,242)     (363,242)

  Cash dividends declared                                                                                   (164,800)     (164,800)

  Unrealized loss on investment
    and mortgage-backed securities
    available for sale, net of tax                                                           (80,888)                      (80,888)

  Principal payments made by
    Employee Stock Ownership Plan                                  30,091                                                   30,091

  Release of Management
    Recognition Plan shares                                                   12,000                                        12,000
                                        ---------  ------------  --------   -------      -----------     -----------  ------------
BALANCE, DECEMBER 31, 1996              1,621,000    16,997,430   (32,735)   (12,000)        734,640       5,272,729    24,581,064
                                        ---------  ------------  --------   -------      -----------     -----------  ------------
  Net income                                                                                               3,353,993     3,353,993

  Cash dividends declared                                                                                   (164,799)     (164,799)

  Unrealized gain on investment
    and mortgage-backed securities
    available for sale, net of tax                                                           655,323                       655,323

  Principal payments made by
    Employee Stock Ownership Plan                                  32,735                                                   32,735

  Release of Management
    Recognition Plan shares                                                   12,000                                        12,000

  Thistle Group Holdings, Inc.
    formation (Note 1)                 (1,458,900)    1,457,900                                                1,000
                                        ---------  ------------  --------   --------     -----------     -----------  ------------

BALANCE, DECEMBER 31, 1997              $ 162,100  $ 18,455,330  $      -   $      -     $ 1,389,963     $ 8,462,923  $ 28,470,316
                                        =========  ============  ========   ========     ===========     ===========  ============

THISTLE GROUP HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------

                                                                                    Year Ended December 31,
                                                                           -------------------------------------------
                                                                                1997          1996          1995
OPERATING ACTIVITIES:
  Net income (loss)                                                           $ 3,353,993    $ (363,242)  $ 1,432,294
  Adjustments to reconcile net (loss) income
    to net cash provided by operating activities:
    Provision for loan losses                                                     120,000       139,194       135,000
    Depreciation                                                                  240,037       265,582       332,957
    Management Recognition Plan expense                                            12,000        12,000        12,000
    Loans available for sale originated                                           (76,500)   (1,888,175)   (2,666,675)
    Amortization of:
      Goodwill                                                                     32,544       114,547       200,461
      Net premiums (discounts) on:
        Loans purchased                                                            22,371       (36,337)     (123,654)
        Investments                                                              (290,012)       38,137        64,699
        Mortgage-backed securities                                               (505,943)     (656,038)     (522,517)
    Loss on sale of mortgage-backed securities                                                                 30,994
    Gain on sale of investments                                                    (4,088)
    Gain on sale of loans                                                          (8,992)                    (61,922)
    Gain on sale of deposit liabilities                                        (2,234,268)
    Loss on real estate owned                                                      50,246       121,374        68,958
    Changes in assets and liabilities which provided (used) cash:
      Deferred income taxes                                                         6,518        75,766       149,993
      Deferred loan fees                                                           66,518        79,514       (33,213)
      Accrued interest receivable                                                 423,256       (10,869)     (158,394)
      Prepaid expenses and other assets                                           (67,483)       48,974      (934,297)
      Accrued interest payable                                                    (11,076)      (15,705)        2,417
      Accounts payable and accrued expenses                                     1,811,264      (146,887)    1,376,159
      Accrued income taxes                                                      2,009,086      (807,436)      719,968
      Dividends payable                                                           324,200        41,200
                                                                             ------------  ------------  ------------
           Net cash (used in) provided by operating activities                  5,273,671    (2,988,401)       25,228
                                                                             ------------  ------------  ------------
INVESTING ACTIVITIES:
  Principal collected on:
    Mortgage-backed securities                                                 15,171,472    20,235,177    12,796,015
    Long-term loans                                                            22,408,973    18,252,461     8,054,172
    Loans available for sale                                                       87,318       394,590        79,095
  Long-term loans originated                                                  (19,777,772)  (15,910,800)   (8,845,482)
  Long-term loans acquired                                                       (820,605)   (2,910,303)   (3,459,670)
  Purchases of:
    Investments held to maturity                                              (42,094,690)  (37,498,648)  (32,758,275)
    Investments available for sale                                             (1,260,000)   (1,820,552)     (810,666)
    Mortgage-backed securities                                                (32,216,314)  (15,440,811)  (27,833,884)
    Property and equipment                                                       (119,038)     (126,989)     (117,055)
    FHLB stock                                                                    (10,500)       (5,500)      (71,200)
  Proceeds from:
    Sale of real estate owned                                                     269,248       319,516        34,684
    Sale of loans                                                               1,054,638       687,873     1,527,832
    Maturities of  investments                                                 54,000,000    36,594,104    38,000,000
    Sale of mortgage-backed securities                                                                     20,676,552
    Sale of investments                                                           983,938
    Sale of property and equipment                                                204,008
                                                                             ------------  ------------  ------------
           Net cash provided by (used in) investing activities                 (2,119,324)    2,770,118     7,272,118
                                                                             ------------  ------------  ------------
FINANCING ACTIVITIES:
  Net (decrease) increase  in deposits                                        (23,754,010)    6,367,851     8,948,181
  Net decrease in advances from borrowers for taxes and insurance                 (14,119)     (130,915)     (126,162)
  Proceeds from sale of stock through Management Recognition Plan                                              69,000
  Cash dividends declared                                                        (164,799)     (164,800)     (164,800)
                                                                             ------------  ------------  ------------
           Net cash (used in) provided by financing activities                (23,932,928)    6,072,136     8,726,219
                                                                             ------------  ------------  ------------
NET (DECREASE) INCREASE  IN CASH AND CASH EQUIVALENTS                         (20,778,581)    5,853,853    16,023,565

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   40,929,177    35,075,324    19,051,759
                                                                             ------------  ------------  ------------
CASH AND CASH EQUIVALENTS,  ENDING OF YEAR                                   $ 20,150,596  $ 40,929,177  $ 35,075,324
                                                                             ============  ============  ============

SUPPLEMENTAL DISCLOSURES:
  Interest paid on deposits and funds borrowed                               $ 11,071,000  $ 11,085,000  $ 10,600,000
  Income taxes paid                                                                80,914       919,000       954,000
  Noncash transfers from loans to real estate owned                               249,547       446,721       233,496
  Noncash transfer from loans to other assets                                                 1,770,942

See notes to consolidated financial statements.

THISTLE GROUP HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS

      During 1997, the stockholders of Roxborough-Manayunk Federal Savings Bank (the "Bank") approved the Agreement and Plan of Reorganization (the "Plan"), whereby the corporate structure of the Bank was reorganized into a holding company form of ownership. Accordingly, the Bank became a wholly-owned subsidiary of the newly formed holding company, Thistle Group Holdings, Inc. (the "Company"). Prior to its reorganization, the Bank was principally owned by FJF Financial, M.H.C. ("FJF"). As a result of the reorganization, all of the issued and outstanding shares of common stock of the Bank are now held by the Company, and holders of the issued and outstanding shares of common stock of the Bank became holders of the issued and outstanding shares of common stock of the Company. Each outstanding share of common stock of the Bank was converted to one share of common stock of the Company. No additional shares of common stock were issued as a result of the reorganization. Consequently, the operations of the Company, for all periods presented, represent the operations of its subsidiary, the Bank, and the Bank's wholly owned subsidiaries.

      The primary business of the Company is to act as a holding company for the Bank and to invest in various marketable equity and other securities. Roxborough-Manayunk Federal Savings Bank is a federally chartered capital stock savings bank. The Bank has two subsidiaries, Ridge Service Corporation, which is inactive, and Montgomery Service Corporation, which manages a small commercial real estate property. The primary business of the Bank is attracting customer deposits from the general public through its six branches and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans and mortgage-backed securities and to a lesser extent in secured consumer, home improvement and commercial loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

      Investment and Mortgage-Backed Securities - Debt and equity securities are classified and accounted for as follows:

            Held to Maturity - Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

            Available for Sale - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of investment or mortgage-backed securities are reported in the consolidated statement of operations and are determined using the adjusted cost of the specific security sold.

      Interest Income - Interest income on loans and investment and mortgage-backed securities is recognized as earned. Income recognition is generally discontinued when loans become 90 days contractually past due. An allowance for any uncollected interest is established at that time.

      Loans Available for Sale - The Company originates loans for portfolio investment or for sale in the secondary market. During the period of origination, loans are designated as available for sale or held for investment. Loans available for sale are carried at the lower of cost or fair value, determined on an aggregate basis.

      Provisions for Losses - Provisions for losses include charges to reduce the recorded balances of mortgage loans receivable to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Company's control.

      The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure. The Company values impaired loans using the fair value of the collateral. Any reserves determined under SFAS No. 114 would be included in the allowance for loan losses.

      Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense.

      Office Properties and Equipment - Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

      Excess  Cost Over Fair Value of Net Assets  Acquired - Goodwill  was being
      amortized  over  the  remaining   average  life  of  the  assets  acquired
      (originally fifteen years) using the interest method.

      Interest Rate Risk - At December 31, 1997, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

      The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

      Loan Fees - The Company defers all loan fees, net of certain direct loan origination costs, and recognizes income as a yield adjustment over the life of the loan considering prepayments using the interest method.

      Unearned Discounts and Premiums - Unearned discounts and premiums are accreted over the expected average lives of the loans purchased using the interest method.

      Income Taxes - Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

      Accounting for Stock-Based Compensation - The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation which permits the use of the intrinsic value method for determining compensation expense associated with grants of stock options. The Company has not recognized any compensation expense under this method.

      Earnings Per Share - In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share, which is effective for periods ending after December 15, 1997. The Company adopted this statement which requires retroactive restatement of earnings per share for all periods presented, effective December 31, 1997. Basic earnings per share is computed by dividing income available to common stockholders (net income) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. The weighted average shares used in the basic and diluted earnings per share computations are as follows:

                                                     1997        1996        1995

      Average common shares outstanding - basic   1,621,000    1,621,000   1,621,000
      Increase in shares due to dilutive options     24,923            -           -
                                                  ---------    ---------   ---------
      Adjusted shares outstanding - diluted       1,645,923    1,621,000   1,621,000
                                                  =========    =========   =========

      Dividends - Prior to the reorganization discussed in Note 1, during 1997, the Bank had declared a dividend of $.60 per share. No dividends were paid to FJF as a result of a waiver received from the Office of Thrift
      Supervision (OTS). The total waived dividends are $849,000 for the year ending December 31, 1997 and $1,132,000 for each of the years ending December 31, 1996 and 1995. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Subsequent to the reorganization, a $.20 per share dividend was paid to its shareholders, including $283,000 paid to the Company. The Company declared a dividend of $.20 per share payable January 15, 1998 to shareholders of record on December 31, 1997. Accounting Principles Issued and Not Adopted - In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires an entity to present, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity. Also in June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires an entity to disclose financial information in a manner consistent to internally used information and requires more detailed disclosures of operating and reporting segments that are currently in practice. In February 1998, the FASB issued SFAS No. 132, Employers' Disclosure About Pensions and Other Postretirement Benefits. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The statements are applicable for years beginning after December 15, 1997. Management has not completed an analysis of the impact, if any, the adoption of these statements will have on the Company's consolidated financial condition or results of operations.

      Reclassifications  -  Certain  items in the  1995  and  1996  consolidated
      financial   statements   have  been   reclassified  to  conform  with  the
      presentation in the 1997 consolidated financial statements.

3.    INVESTMENTS

      A comparison of cost and approximate fair value of investments, by maturity, is as follows:

                                                                    Held to Maturity
                                                                   December 31, 1997
                                         -----------------------------------------------------------------------
                                                                      Gross           Gross
                                                  Amortized        Unrealized      Unrealized       Approximate
                                                    Cost              Gains          Losses          Fair Value
U.S. Treasury securities -
  3 to 5 years                                   $ 5,043,487       $ 375,763                        $ 5,419,250
FHLB Bonds:
  1 year                                           6,000,000                        $ 66,570          5,933,430
  More than 10 years                              15,283,545         136,753           2,936         15,417,362
Municipal bonds -
  more than 10 years                               8,033,969         181,227                          8,215,196
Other                                                168,422                                            168,422
                                                ------------       ---------        --------       ------------
           Total                                $ 34,529,423       $ 693,743        $ 69,506       $ 35,153,660
                                                ============       =========        ========       ============

                                                                                       Available for Sale
                                                                                        December 31, 1997
                                                                            ------------------------------------
                                                                                   Amortized        Approximate
                                                                                     Cost           Fair Value

Mutual Funds                                                                      $ 1,222,005       $ 1,222,005
Capital Trust securities                                                            1,025,000         1,060,000
Equity investments                                                                    734,063         1,166,200
Other                                                                                 250,000           250,000
                                                                                  -----------       -----------
Total                                                                             $ 3,231,068       $ 3,698,205
                                                                                  ===========       ===========


                                                                    Held to Maturity
                                                                   December 31, 1996
                                              ------------------------------------------------------------------
                                                                     Gross           Gross
                                                  Amortized        Unrealized     Unrealized        Approximate
                                                    Cost             Gains          Losses          Fair Value
U.S. Treasury securities -
  5 to 10 years                               $    5,054,831     $  347,445                      $    5,402,276
FHLB Bonds:
  1 to 3 years                                     3,000,000                    $   12,384            2,987,616
  5 to 10 years                                    3,000,000                       127,500            2,872,500
  More than 10 years                              16,000,000                                         16,061,715
                                                                     61,715
Other agencies (FNMA, FHLMC
  and SLMA debentures):
  3 to 5 years                                     2,000,000          2,312                           2,002,312
  More than 10 years                              17,000,000        168,479          6,350           17,162,129
Other                                                409,590                                            409,590
                                              --------------     ----------     ----------       --------------
           Total                              $   46,464,421     $  579,951     $  146,234       $   46,898,138
                                              ==============     ==========     ==========       ==============

                                                                                   Available for Sale
                                                                                      December 31, 1996
                                                                            ------------------------------------
                                                                                Amortized        Approximate
                                                                                  Cost           Fair Value

Federal Home Loan Mortgage Corporation                                         $     984,750     $     984,750
  7.9% noncumulative preferred stock
Mutual Funds                                                                       1,147,268         1,147,268
Other                                                                                499,200           499,200
                                                                               -------------      ------------
Total                                                                          $   2,631,218      $  2,631,218
                                                                               =============      ============


      There were no sales of debt securities during the years ended December 31, 1997, 1996 and 1995.

4.    MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

      Mortgage-backed securities available for sale are summarized as follows:

                                                       December 31, 1997
                                   -----------------------------------------------------
                                                                  Gross          Gross
                                    Amortized     Unrealized    Unrealized  Approximate
                                     Cost             Gains       Losses    Fair Value

GNMA pass-through certificates   $ 31,836,876    $  658,548    $   18,625  $ 32,476,799
FNMA pass-through certificates     24,473,771       351,223        91,948    24,733,046
FNMA real estate mortgage
  investment conduits               2,530,993                      52,721     2,478,272
FHLMC pass-through certificates    43,756,293       915,621        23,738    44,648,176
FHLMC real estate mortgage
  investment conduits               7,249,366                      99,523     7,149,843
                                 ------------    ----------    ----------  ------------
Total                            $109,847,299    $1,925,392    $  286,555  $111,486,136
                                 ============    ==========    ==========  ============


                                                                     December 31, 1996
                                             -------------------------------------------------------------------
                                                                    Gross          Gross
                                                 Amortized       Unrealized      Unrealized      Approximate
                                                   Cost             Gains          Losses        Fair Value

GNMA pass-through certificates                   $20,684,109      $  448,357                      $21,132,466
FNMA pass-through certificates                    19,045,788         262,515       $ 80,810        19,227,493
FNMA real estate mortgage
  investment conduits                              3,490,887                         76,905         3,413,982
FHLMC pass-through certificates                   41,829,546         801,029         48,177        42,582,398
FHLMC real estate mortgage
  investment conduits                              7,246,184                        192,945         7,053,239
                                                 -----------      ----------       --------       -----------
Total                                            $92,296,514      $1,511,901       $398,837       $93,409,578
                                                 ===========      ==========       ========       ===========


      Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1995 were $20,676,552 resulting in a loss of $30,994. There were no sales of mortgage-backed securities during the years ended December 31, 1997 and 1996.

5.    LOANS RECEIVABLE

      Loans receivable consist of the following:

                                                             December 31,
                                                   --------------------------------
                                                         1997             1996

Mortgage loans:
  1-4 Family residential                            $  71,397,094    $  73,870,894
  Other dwelling units                                 16,646,987       17,615,571
Home equity lines of credit and improvement loans       8,209,914        7,018,517
Commercial nonmortgage loans                              329,100          770,000
Construction loans                                      1,692,846          964,128
Loans on savings accounts                                 242,585          384,025
Consumer loans                                            156,185           92,212
                                                    -------------    -------------
           Total loans                                 98,674,711      100,715,347

Plus unamortized premiums                                 100,660          194,391
Less:
  Net discounts on loans purchased and
    loans acquired through merger                         (47,003)        (118,363)
  Loans in process                                       (432,623)        (288,570)
  Deferred loan fees                                   (1,232,815)      (1,299,333)
  Allowance for loan losses                              (782,825)        (577,299)
                                                    -------------    -------------
Total                                               $  96,280,105    $  98,626,173
                                                    =============    =============

      The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania and the four adjoining counties. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

      Originated or purchased commercial real estate loans totaled $16,646,987 and $17,675,024 at December 31, 1997 and 1996, respectively. Of the commercial real estate loans, as of December 31, 1997 and 1996, $6,337,866 and $4,755,660 are collateralized by multi-family residential property; $10,309,121 and $12,919,364 by business property, respectively.

      At December 31, 1997, 1996 and 1995, the Company was servicing loans for others amounting to $3,695,280, $3,522,363 and $4,433,526, respectively.
      Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $234,153, $275,863 and $326,485 at December 31, 1997, 1996 and 1995, respectively.

      The Company previously invested in loans secured by commercial equipment leases. During 1996, the borrower declared bankruptcy. At December 27, 1996, the Company entered into an agreement with the trustee for the bankruptcy court whereby the Bank will receive approximately 65% of the cash receipts from the collateral principal in exchange for all rights to the collateral. In connection with this agreement, the Company charged-off $1,180,628 of the outstanding balance due from the trustee at December 31, 1996. The receivable balance of approximately $361,000 and $1,771,000, resulting from the agreement with the trustees, is a component of prepaid expenses and other assets in the consolidated statement of financial condition at December 31, 1997 and 1996, respectively. The receivable is to be repaid by the trustee from subsequent cash collections.

      Following is a summary of changes in the allowance for loan losses:

                                                Year Ended December 31,
                                          --------------------------------------
                                             1997          1996          1995
                                          --------      --------       --------
Balance, beginning                        $577,299      $455,000       $416,629
Provision                                  120,000       139,194        135,000
Net recovery (charge-off)                   85,526       (16,895)       (96,629)
                                          --------      --------       --------
Balance, ending                           $782,825      $577,299       $455,000
                                          ========      ========       ========

      The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan and lease portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and 118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 1997, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

                                                                    December 31,
                                                            -------------------------
                                                                1997           1996
        Impaired loans with no related reserve
          for loans losses calculated under SFAS No. 114    $1,274,436     $1,292,178



                                                             Year Ended December 31,
                                                            -------------------------
                                                                1997           1996


        Average impaired loans                              $1,283,307     $1,298,291
        Interest income recognized on impaired loans           109,092         97,485

      No cash basis interest income was recognized in 1997 or 1996 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $716,000 and $2,999,000 at December 31, 1997 and 1996, respectively.

      The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 1997 fixed rate loans and mortgage-backed securities were approximately $160,000,000, and adjustable interest rate loans and mortgage-backed securities were approximately $48,000,000.

      As of December 31, 1997, the Company had approximately $761,000, in outstanding loan commitments. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

      Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $1,225,906, $1,164,350 and $1,011,544, at December 31,
      1997, 1996 and 1995, respectively. Current year originations to these persons were $159,500, $335,000 and $319,950 for the years ended December 31, 1997, 1996 and 1995, respectively. Loan repayments for the years ended December 31, 1997, 1996 and 1995 were $97,944, $182,194 and $61,381, respectively.

6.    ALLOWANCE FOR REAL ESTATE ACQUIRED THROUGH FORECLOSURE

      The following summarizes the changes in the allowance for real estate acquired through foreclosure losses:

                                               December 31,
                                       ---------------------------
                                         1997     1996       1995

      Balance, beginning               $46,265   $23,675   $ 1,847
      Provision                                   46,265    21,828
      Write-offs                       (33,506)  (23,675)
                                       -------   -------    ------
      Balance, ending                  $12,759   $46,265   $23,675
                                       =======   =======   =======

7.    OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment are summarized by major classification as follows:

                                                  December 31,
                                            --------------------------
                                                1997           1996

Land                                        $   528,052    $   613,159
Buildings                                     2,735,719      3,360,845
Furniture and equipment                       2,324,748      2,406,972
Leasehold improvements                           87,623         87,623
                                           -----------     -----------


           Total                              5,676,142      6,468,599
Accumulated depreciation and amortization    (4,172,128)    (4,639,578)
                                            -----------    -----------
Net                                         $ 1,504,014    $ 1,829,021
                                            ===========    ===========



8.    DEPOSITS

      Deposits consist of the following major classifications:


                                                    December 31,
                              -------------------------------------------------------
                                           1997                       1996
                              ---------------------------  --------------------------
                                                  Weighted                  Weighted
                                                  Interest                  Interest
                                  Amount            Rate       Amount         Rate

NOW accounts                  $ 15,622,578          1.48 %  $ 16,895,047      1.38%
Money Market Demand accounts     7,686,946          3.16      10,005,404      3.37
Passbook accounts               96,158,033          3.78     111,147,395      3.78
Certificate accounts           111,050,731          5.39     118,498,720      5.28
                              ------------          ----    ------------      ----
Total                         $230,558,288          4.39%   $256,546,566      4.30%
                               ===========          ====     ===========      ====



      At December 31, 1997 and 1996, the Company had deposits of $100,000 or greater totaling approximately $23,621,000 and $19,800,000, respectively. Deposits in excess of $100,000 are not federally insured.

      In May 1997, the Bank sold approximately $37.5 million in deposits and two branch buildings to a local financial institution. A gain of approximately $2.2 million was realized on the sale.

      While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

                                        December 31,
                               ---------------------------
                                   1997           1996

           1 year or less      $ 89,887,477   $ 54,251,167
           1 year - 3 years      17,715,478     40,683,493
           3 years - 5 years      3,447,776     23,564,060

                               ------------   ------------

           Total               $111,050,731   $118,498,720
                               ============   ============

      Interest expense on deposits is as follows:

                                             Year Ended December 31,
                                 ---------------------------------------------
                                      1997            1996              1995

     NOW                         $   508,567      $   595,012       $   787,473
     Passbook                      3,806,974        4,119,189         4,058,030
     Certificates and MMDA         6,235,089        5,906,063         5,352,195
     Early withdrawal penalties      (12,472)         (20,309)          (25,067)
                                 -----------      -----------       -----------
     Total                       $10,538,158      $10,599,955       $10,172,631
                                 ===========      ===========       ===========

9.    FHLB ADVANCES

      Federal Home Loan Bank advances at December 31, 1997 and 1996 were $7,884,000. Advances are collateralized under a blanket collateral lien agreement. Advances at December 31, 1997 have maturity dates as follows:
      1998, $6,000,000 and 2008, $1,884,000.

10.   INCOME TAXES

      In August 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act repealed the percentage of taxable income method of accounting for bad debts for thrift institutions effective for years beginning after December 31, 1995. The Act required the Company, as of January 1, 1996 to change its method of computing reserves for bad debts to the experience method. The bad debt deduction allowable under this method is available to small banks with assets less than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to the increase in the balance of the Company's reserve for bad debts at the end of the year to an amount equal to the percentage of total loans at the end of the year, computed using the ratio of the previous six years' net charge-offs divided by the sum of the previous six years' total outstanding loans at year end.

      A thrift institution required to change its method of computing reserves for bad debts treats such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves is taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Company has not incurred any additional tax expense. At December 31, 1997, under SFAS No. 109, deferred taxes were provided on the difference between the book reserve at December 31, 1997 and the applicable excess reserve in the amount equal to the Company's increase in the tax reserve from December 31, 1987 to December 31, 1997. Retained earnings at December 31, 1997 and 1996 includes approximately $5.4 million of income for which no deferred income taxes will need to be provided.

      Income tax expense consists of the following components:


Year Ended December 31:       Federal            State              Total

  1997                     $ 1,870,200       $  219,800     $     2,090,000
  1996                         112,000                              112,000
  1995                         741,500          145,400             886,900




      The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

                                                                      Year Ended December 31,
                                            ------------------------------------------------------------------------
                                                      1997                      1996                    1995
                                            -----------------------   ----------------------    --------------------
                                               Amount     Percent        Amount    Percent       Amount     Percent

Tax at federal tax rate .................   $ 1,776,226    34.0 %      $ (85,422)   (34.0)%     $788,526      34.0 %
Tax-exempt income                               (45,337)   (0.9)
Decrease resulting from amortization
  of goodwill premiums and discounts
  related to an acquisition - net .......        (3,956)   (0.1)          (9,597)    (3.8)       (13,405)     (0.6)
State income tax expense,
  net of  federal income tax ............       145,068     2.8                                   95,832       4.1
Other ...................................       217,999     4.2          207,019     82.4         15,947       0.7
                                            -----------    ----        ---------    -----       --------      ----

Total ...................................   $ 2,090,000    40.0 %      $ 112,000     44.6 %     $886,900      38.2 %
                                            ===========    ====        =========     ====       ========      ====



      Items that give rise to significant portions of the deferred tax accounts are as follows:


                                                                        December 31,
                                                                     ---------------------------
                                                                        1997           1996
Deferred tax assets:
  Deferred loan fees                                                 $   419,157    $   441,773
  Allowance for loan losses                                                1,817
  Reserve for uncollected interest                                        29,597         67,070
  Supplemental pension                                                   194,515        131,781
  Property                                                                13,643          1,002
                                                                     -----------    -----------

                                                                         658,729        641,626
                                                                     -----------    -----------

Deferred tax liabilities:
  State taxes                                                           (568,412)      (457,086)
  Unrealized gain on investments and mortgage-backed securities         (716,032)      (378,442)
  Other                                                                 (190,807)      (187,921)
  Allowance for loan losses                                                            (103,627)
                                                                     -----------    -----------

                                                                      (1,475,251)    (1,127,076)
                                                                     -----------    -----------
Total                                                                $  (816,522)   $  (485,450)
                                                                     ===========    ===========

11.   REGULATORY CAPITAL REQUIREMENTS

      The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are presented in the table, in thousands.

                                                               Well Capitalized
                                              Required for       Under Prompt
                                            Capital Adequacy   Corrective Action
                              Actual            Purposes          Provisions
                        ------------------   ----------------   -----------------
                         Amount     Ratio    Amount    Ratio    Amount      Ratio

At December 31, 1997:
Tangible                $25,828      9.5 %  $ 4,074     1.5 %       N/A       N/A
Core (Leverage)          25,828      9.5      8,148     3.0     $13,580     5.0 %
Tier 1 risk-based        25,828     27.7        N/A     N/A      16,296      6.0
Total risk-based         26,611     28.6      7,438     8.0       9,298     10.0

                                                                  Well Capitalized
                                                Required for          Under Prompt
                                              Capital Adequacy      Corrective Action
                              Actual              Purposes             Provisions
                        -----------------   -------------------  --------------------
                        Amount     Ratio     Amount     Ratio     Amount      Ratio
At December 31, 1996:
Tangible                $23,314      7.9 %  $ 4,383      1.5 %       N/A       N/A
Core (Leverage)          23,314      7.9      8,766      3.0      14,603       5.0%
Tier 1 risk-based        23,314     22.6        N/A      N/A       6,170       6.0
Total risk-based         23,392     22.8      5,141      8.0      10,283      10.0


      Retained earnings for financial statement purposes differs from total risk-based capital amounts by the exclusion of the allowance for loan losses from the risk-based capital calculation.

12.   PENSION AND PROFIT-SHARING PLANS

      The Company has a defined benefit pension plan which covers all eligible employees. The plan may be terminated at any time at the discretion of the Board of Directors. Benefits under the above are based upon years of service and the employees' average compensation during the term of employment. The Company's policy is to fund amounts as are necessary to at least meet the minimum funding standards of ERISA.

      The following table sets forth the plan's net periodic pension cost at December 31, 1997, 1996 and 1995:


                                                          1997            1996           1995

Service cost - benefits earned during the period        $   95,583     $   88,388      $   75,184
Interest cost on projected benefit obligation              102,712         89,080          79,938
Actual return on plan assets                               (81,150)       (67,427)        (55,841)
Net amortization and deferral                              (18,781)       (23,430)        (22,956)
                                                        ----------     ----------      ----------
Net periodic pension cost                               $   98,364     $   86,611      $   76,325
                                                        ==========     ==========      ==========

      The following table sets forth the plan's prepaid pension asset at December 31, 1997 and 1996:


                                                         1997           1996

 Actuarial present value of benefit obligations:
  Vested benefits                                      $ 1,271,669    $ 1,059,426
  Nonvested benefits                                        6,598         17,353
                                                       -----------    -----------

  Accumulated benefit obligation                         1,278,267      1,076,779
  Effect of future salary increases                        573,908        511,728
                                                       -----------    -----------

  Projected benefit obligation                           1,852,175      1,588,507
  Plan assets at fair value                              1,630,786      1,422,891
                                                       -----------    -----------

  Plan assets less than projected benefit obligation      (221,389)      (165,616)
  Unrecognized:
    Prior service cost                                     186,611       (181,500)
    Net loss from past experience                          185,908        460,682
    Net asset at date of transition                        (66,679)       (74,145)
                                                       -----------    -----------

Prepaid pension asset                                  $    84,451    $    39,421
                                                       ===========    ===========

      The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6.5% for the years ended December 31, 1997 and 1996. The expected long-term rate of return on assets was 6.5% for 1997 and 1996. Plan assets consist primarily of certificates of deposit at the Bank.

      The Company also maintains a profit-sharing plan for eligible employees. Profit-sharing contributions are at the discretion of the Board of Directors. The contribution was $463,131 in 1997, $124,466 in 1996 and $199,199 in 1995. Plan assets consist primarily of a diversified stock portfolio.

13.   EMPLOYEE STOCK OWNERSHIP PLAN

      The Company has established an employee stock ownership plan (the "ESOP") for the exclusive benefit of participating employees which purchased 14,000 shares of common stock of the Bank on December 31, 1992. In order to make the purchase, the ESOP borrowed $140,000 on December 31, 1992 from a financial institution. The debt was repaid in 1997.

14.   OTHER EMPLOYEE BENEFITS

      Stock Option Plan - In 1992, the Board of Directors adopted the 1992 Stock Option Plan (the "1992 Plan") to provide additional incentive to retain officers, directors and key employees. Options granted under the 1992 Plan were at the estimated fair value at the date of grant and vested over a five year period. At December 31, 1997, 20,000 options are outstanding and all are exercisable.

      In 1994, the Board of Directors adopted the 1994 Stock Option Plan (the "1994 Plan"). Options granted under the 1994 plan were at the estimated fair value at the date of grant and vested immediately. At December 31, 1997, 20,000 options are outstanding and all are exercisable.

      There have been no exercises, forfeitures, cancellations or additional grants of options under either plan for each of the three years in the period ended December 31, 1997. As the Company accounts for stock-based compensation under the intrinsic value method, no compensation expense has been recognized.

      Management Recognition Plan - The Company's Board of Directors has also adopted a Management Recognition Plan (the "MRP") effective December 31, 1992, the objective of which is to enable the Company to retain personnel of experience and ability in key positions of responsibility. All employees are eligible to receive benefits under the MRP. Benefits may be granted at the sole discretion of a committee appointed by the Board of Directors of the Company. The MRP is managed by trustees who are directors of the Company and who have responsibility to invest all funds contributed by the Company to the trust created for the MRP. The Company has contributed 6,000 shares to the MRP Trust. Unless the MRP committee specifies otherwise, the shares granted will be in the form of restricted stock payable over a five-year period at the rate of 20% of such shares per year following the date of grant of the award. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the employee will be recognized pro rata over the five years during which the shares are payable. In December 1994, the Board approved the contribution of an additional 6,000 shares to the MRP Trust. The shares were contributed in January 1995. As of December 31, 1997, 6,000 shares have been allocated to individual employees.

      Supplemental Retirement Benefits - In November 1995, the Company entered into a Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $184,512 and $91,800 for the years ended December 31, 1997 and 1996, respectively.

15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following disclosure of the carrying amounts and the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                    December 31, 1997                  December 31, 1996
                                              -------------------------------   -------------------------------
                                                   Carrying         Fair             Carrying          Fair
                                                    Amount          Value             Amount          Value
Assets:
  Cash and cash equivalents                   $   20,150,596   $  20,150,596    $   40,929,177   $   40,929,177
  Investments held to maturity                    34,529,423      35,153,660        46,464,421       46,898,138
  Investments available for sale                   3,698,205       3,698,205         2,631,218        2,631,218
  Mortgage-backed securities available for
     sale                                        111,486,136     111,486,136        93,409,578       93,409,578
  Loans receivable                                96,280,105      98,205,707        98,626,173       99,612,435
  Loans receivable available for sale              1,154,761       1,154,761         2,147,223        2,147,223
  Federal Home Loan Bank stock                     1,701,700       1,701,700         1,691,200        1,691,200
Liabilities:
  NOW, MMDA and Passbook accounts                119,507,557     119,507,557       138,047,846      138,047,846
  Certificate accounts                           111,050,731     119,064,812       118,498,720      128,520,215
  FHLB Advances                                    7,884,000       6,429,941         7,884,000        6,406,842


      Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

      Investment and Mortgage-backed Securities - Fair values are based on quoted market prices or dealer quotes.

      Loans Receivable - Fair values are based on broker quotes.

      Federal Home Loan Bank Stock - Although FHLB Stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value.

      NOW, MMDA, Passbook, Certificate Accounts and FHLB Advances - The fair value of NOW, MMDA and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts and FHLB Advances is estimated using rates currently offered for deposits and advances of similar remaining maturities.

      Commitments to Extend Credit and Letters of Credit - Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of commitments is deemed immaterial for disclosures in the table above.

      The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

16.   SAVINGS ASSOCIATION INSURANCE FUND

      On September 30, 1996, an omnibus appropriations bill was enacted, which included the recapitalization of the Savings Association Insurance Fund
      (SAIF). Accordingly, all SAIF insured depository institutions were charged a one-time special assessment on their SAIF-assessable deposits as of March 31, 1995 at the rate of 65.7 basis points. Accordingly, the Bank incurred a pre-tax expense of $1,533,127 in 1996.

17.   CONVERSION AND REORGANIZATION OF THE COMPANY (UNAUDITED)

      On February 18, 1998, the Board of Directors of the Company, the Bank and FJF adopted a Plan of Conversion and Reorganization and Plan of Merger (the "Plan"). Pursuant to the Plan, (i) the Company will convert first into a federal stock holding company and then into an interim federal stock savings bank. Following its conversion into an interim federal stock savings bank, it will merge into the Bank with the Bank as the survivor;
      (ii) FJF will convert to an interim federal stock savings institution and merge with and into the Bank, pursuant to which FJF will cease to exist and the 1,415,000 shares of the outstanding Company stock held by FJF will be canceled. The Bank will then be acquired by Thistle Group Holdings, Co., a newly created Pennsylvania chartered holding company, and become a wholly owned subsidiary of Thistle Group Holdings, Co. The outstanding public shares of the Company, which amount to $206,000 shares, will be converted into Exchange Shares pursuant to the exchange ratio upon completion of the Plan.

      Pursuant to the Plan and in connection with the Conversion and Reorganization, Thistle Group Holdings, Co. is offering shares of common stock. A subscription offering of the shares of common stock will be offered initially to eligible account holders, employee benefit plans of the Company, their members, directors, officers and employees of the Company. Any shares of common stock not sold in the subscription offering are expected to be sold by the underwriter to eligible public stockholders and then to certain members of the general public.

      Upon completion of the conversion, the Bank will establish a liquidation account in an amount equal to the greater of 100% of the Bank's retained earnings at June 30, 1992, the date of the latest balance sheet contained in the final offering circular utilized in the Bank's initial public offering the FJF reorganization, 100% of the Bank's total stockholders' equity as reflected in its latest balance sheet contained in the final Prospectus utilized in the offering. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore the eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

      Conversion costs will be deferred and reduce the proceeds from the shares sold in the conversion. If the conversion is not completed, all costs will be charged as an expense. As of December 31, 1997, no conversion costs have been incurred.

                                     ******

================================================================================   =================================================
No dealer,  salesman or other person has been authorized to give any information or to make any  representations  not contained in this  Prospectus in connection with the  offering  made  hereby,  and, if given or made,  such  information  or representations  must not be relied upon as having been  authorized by the Bank,
the Company or the Selling Agent.  This  Prospectus does not constitute an offer            Up to 11,902,500 Shares
to sell, or the  solicitation of an offer to buy, any of the securities  offered             (Anticipated Maximum)
hereby to any person in any  jurisdiction  in which  such offer or  solicitation                  Common Stock
would be unlawful.  Neither the  delivery of this  Prospectus  by the Bank,  the
Mutual Holding  Company,  the Mid-Tier  Holding Company the Company or the Agent
nor any sale made  hereunder  shall in any  circumstances  create an implication
that there has been no change in the affairs of the Bank,  the Mid-Tier  Holding                     [Logo]
Company  or the  Company  since  any of the  dates  as of which  information  is furnished herein or since the date hereof.

                 ------------
              TABLE OF CONTENTS
                                                                            Page            Thistle Group Holdings, Co.
                                                                            ----            ---------------------------
Summary..................................................................
Selected Consolidated Financial and Other Data
Recent Developments......................................................                  (Proposed Holding Company for
Management's Discussion and Analysis of                                              Roxborough-Manayunk Federal Savings Bank)
  Recent Developments....................................................
Risk Factors.............................................................                          Common Stock
Thistle Group Holdings, Co...............................................                   par value $0.10 per share
Thistle Group Holdings, Inc..............................................
The Bank ................................................................
FJF Financial, M.H.C.....................................................                          ------------
Use of Proceeds..........................................................
Dividend Policy..........................................................                           PROSPECTUS
Market for Common Stock..................................................
Capitalization...........................................................                          ------------
Historical and Pro Forma Capital Compliance..............................
Pro Forma Data...........................................................
Management's Discussion and Analysis of Financial
  Condition and Results of Operations....................................
Business of the Bank.....................................................
Regulation...............................................................                 SANDLER O'NEILL & PARTNERS, L.P.
Federal and State Taxation...............................................
Management of the Company................................................
Management of the Bank...................................................
Beneficial Ownership of Bank Common Stock................................                     Dated ____________, 1998
The Conversion and Reorganization........................................
Comparison of Stockholders' Rights.......................................
Certain Restrictions on Acquisition of
  the Company............................................................
Description of Capital Stock of the Company..............................
Legal Opinions...........................................................
Tax Opinions.............................................................
Experts..................................................................
Registration Requirements................................................
Additional Information...................................................
Index to Consolidated Financial Statements...............................    F-1

   Until the later of ___________, 1998, or 25 days after commencement of the offering of Common Stock, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================   =================================================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Other Expenses of Issuance and Distribution

*        Special Counsel Fees and Expenses....................         $150,000
*        Accounting Fees and Expenses.........................           60,000
*        Appraisal/Business Plan Fees and Expenses............           30,000
*        Blue Sky Legal and Filing Fees.......................           10,000
*        Conversion Agent.....................................           25,000
*        Printing Fees and Expenses...........................           45,000
*        Postage and Mailing Expenses.........................           15,000
*        Stock Certificate Expenses...........................            1,000
*        Transfer Agent Fees..................................            2,000
*        Underwriting Fees....................................        1,000,000
*        Underwriting Expenses................................           40,000
         Filing Fees:
                  OTS.........................................            8,400
                  Nasdaq (including entry and listing fees)...           84,000
                  SEC.........................................           35,112
                  NASD........................................           12,400
*        EDGAR Fees and Expenses..............................           15,000
*        Other................................................           67,088
                                                                      ---------
                          Total...............................       $1,600,000
                                                                      =========

-----------------
*        Estimated, at supermax.


Item 14.          Indemnification of Directors and Officers

         Sections 1741 through 1747 of the Pennsylvania Business Corporation Act sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities as such.

         The  Articles of  Incorporation  of Thistle  Group  Holdings,  Co. (the
"Articles")  attached  as  Exhibit  3(i)  hereto,  requires  indemnification  of directors, officers and employees to the fullest extent permitted by Pennsylvania law.

         Thistle Group Holdings, Co. ("Thistle Group") may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of Thistle Group or is or was serving at the request of Thistle Group as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not Thistle Group would have the power to indemnify him against such liability under the provisions of the Articles.

Item 15.          Recent Sales of Unregistered Securities.

                  Not Applicable


Item 16.          Exhibits and Financial Statement Schedules:

                  The financial statements and exhibits filed as part of this Registration Statement are as follows:

                   (a)     List of Exhibits:

                   1       Agency Agreement with Sandler O'Neill & Partners, L.P.*

                   2       Amended Plan of Conversion of FJF Financial, M.H.C. and Agreement and Plan
                           of Reorganization between Guaranty Federal Bancshares, M.H.C. and Guaranty
                           Federal Savings Bank

                   3(i)    Certificate of Incorporation of Thistle Group Holdings, Co.

                   3(ii)            Bylaws of Thistle Group Holdings, Co.

                   4       Specimen Stock Certificate of Thistle Group Holdings, Co.

                   5       Opinion of Malizia, Spidi, Sloane & Fisch, P.C. regarding legality of securities registered

                   8.1     Federal Tax Opinion of Malizia, Spidi, Sloane & Fisch, P.C.

                   8.2     Pennsylvania Tax Opinion of Malizia, Spidi, Sloane & Fisch, P.C.

                   8.3     Statement of FinPro Financial, Inc. as to the value of subscription rights

                  10.1     1992 Stock Option Plan of Roxborough-Manayunk Federal Savings Bank

                  10.2     1992 Management Stock Bonus Plan of Roxborough-Manayunk Federal Savings
                           Bank

                  10.3     1994 Stock Option Plan of Roxborough-Manayunk Federal Savings Bank

                  10.4     1994 Management Stock Bonus Plan of Roxborough-Manayunk Federal Savings
                           Bank

                  10.5     Employment Agreement with John F. McGill

                  10.6     Employment Agreement with Jerry Naessens

                  23.1     Consent of Malizia, Spidi, Sloane & Fisch, P.C. (included with Exhibits 5, 8.1 and 8.2)

                  23.2     Consent of Deloitte & Touche LLP


                  23.3     Consent of FinPro Financial, Inc.

                  24       Power of Attorney (included with signature page)

                  99.1     Marketing Materials*

-------------------
*        To be filed by amendment

                  (b)      Financial Statements and Schedules:

         Except for schedules required for electronic filers, financial statement schedules are omitted because they are not required or are not applicable or the required information is shown in the financial statements or the notes thereto.


Item 17. Undertakings

    I.   The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 ("Securities Act");

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    II. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act,  and  is  therefore,   unenforceable.   In  the  event  that  a  claim  for
indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, as of March 26, 1998.

                                           THISTLE GROUP HOLDINGS, CO.


                                           /s/John F. McGill, Jr.
                                           -------------------------------------
                                           John F. McGill, Jr.
                                           President and Chief Executive Officer
                                           (Duly Authorized Representative)


          We the undersigned directors and officers of Thistle Group Holdings, Co. do hereby severally constitute and appoint John F. McGill, Jr. and Jerry A. Naessens our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said John F. McGill, Jr. and Jerry A. Naessens may deem necessary or advisable to enable Thistle Group Holdings, Co. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of Thistle Group Holdings, Co.'s common stock, including specifically but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that John F. McGill, Jr. and Jerry
A. Naessens shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated as of March 26, 1998.


/s/John F. McGill, Jr.                          /s/Francis E. McGill, III
--------------------------------------------    --------------------------------
John F. McGill, Jr.                             Francis E. McGill, III
President and Chief Executive Officer           Director
(Principal Executive Officer)


/s/Jerry A. Naessens                            /s/Add B. Anderson, Jr.
--------------------------------------------    --------------------------------
Jerry A. Naessens                               Add B. Anderson, Jr.
Chief Financial Officer and Secretary           Director
(Principal Financial and Accounting Officer)


/s/John F. McGill                               /s/Joseph P. Healy
--------------------------------------------    --------------------------------
John F. McGill                                  Joseph P. Healy
Chairman of the Board and Director              Director

                          INDEX TO EXHIBITS TO FORM S-1


Exhibit
-------

(a)      List of Exhibits:

1        Agency Agreement with Sandler O'Neill & Partners, L.P.*

2        Plan of Conversion  and  Reorganization  of FJF Financial,  M.H.C.  and  Plans of Merger
         between FJF Financial,  M.H.C., Thistle Group Holdings, Inc. and Roxborough-Manayunk Federal
         Savings Bank.

3(i)     Certificate of Incorporation of Thistle Group Holdings, Co.

3(ii)    Bylaws of Thistle Group Holdings, Co.

4        Specimen Stock Certificate of Thistle Group Holdings, Co.

5        Opinion of Malizia, Spidi, Sloane & Fisch, P.C. regarding legality of securities registered

8.1      Federal Tax Opinion of Malizia, Spidi, Sloane & Fisch, P.C.

8.2      Pennsylvania Tax Opinion of Malizia, Spidi, Sloane & Fisch, P.C.

8.3      Statement of FinPro Financial, Inc. as to the value of subscription rights

10.1     1992 Stock Option Plan of Roxborough-Manayunk Federal Savings Bank

10.2     1992 Management Stock Bonus Plan of Roxborough-Manayunk Federal Savings Bank

10.3     1994 Stock Option Plan of Roxborough-Manayunk Federal Savings Bank

10.4     1994 Management Stock Bonus Plan of Roxborough-Manayunk Federal Savings Bank

10.5     Employment Agreement with John F. McGill

10.6     Employment Agreement with Jerry Naessens

23.1     Consent of Malizia, Spidi, Sloane & Fisch, P.C. (included with Exhibits 5, 8.1 and 8.2)

23.2     Consent of Deloitte & Touch LLP

23.3     Consent of FinPro Financial, Inc.

24       Power of Attorney (included with signature page)

99.1     Marketing Materials*

-------------------
*        To be filed by amendment